Exhibit 99.2

RIGHT. NOW.

ANNUAL REPORT

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011

SIMS METAL MANAGEMENT

SIMS METAL MANAGEMENT IS THE

GLOBAL METAL AND ELECTRONICS RECYCLING

LEADER AND WILL CONTINUE TO INVEST IN

THOSE ASPECTS OF ITS BUSINESS THAT

DISTINGUISH IT AS SUCH.

WE SHALL DEMONSTRATE AN

UNWAVERING COMMITMENT TO SAFETY,

THE ENVIRONMENT AND OUR LOCAL

COMMUNITIES, WHILE MAXIMISING RETURNS

FOR OUR SHAREHOLDERS.

Financial Summary 1

Chairman’s and Group Chief Executive Officer’s Review 2

Managing Sustainability 8

Corporate Governance Statement 24

Financial Report 33

Board of Directors 34

Directors’ Report 36

Financial Statements 60

Directors’ Declaration 120

Independent Auditor’s Report 121

Auditor’s Independence Declaration 122

Annual Financial Report 123

Shareholder Information 127

Five Year Trend Summary 128

Corporate Directory IBC

FINANCIAL SUMMARY

FOR THE YEAR ENDED 30 JUNE 2011

$8.9b 19% $192m 52% 93¢ 45% 47¢ 42%

TOTAL REVENUE PROFIT AFTER TAX EARNINGS PER SHARE DIVIDENDS PER SHARE

ABN 69 114 838 630

CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S

REVIEW

In the 2011 fiscal year, our more than 6,200 talented employees working at our facilities around the world successfully navigated the Company through another challenging period. We had set many priorities in fiscal 2011, including our objectives to increase market share and margins to drive stronger profit and dividends. We achieved that, with profitability improving 52% over the prior year, and dividends up 42%. Despite our large size, geographic reach and expanding product scope, we are perhaps most proud that we worked more safely than any point in our history.

During fiscal 2011, we invested circa $250 million of free cash flow to execute our growth plans for strategic acquisitions and the implementation of proprietary technology into our core businesses. We have now extended our new proprietary downstream processing technology to all of our regions and are pleased with the early results. We will continue the rollout to additional facilities during fiscal 2012. We were aggressive on the acquisition front during fiscal 2011. We expanded the footprint of Sims Recycling Solutions (SRS) further into the UK and Continental Europe with four acquisitions, and closed six tuck-in acquisitions for our traditional metals recycling business in each of our three geographic operating regions.

We remain true to the following ideals:

•	first and foremost, we are committed to the safety of our employees, customers, suppliers and visitors to our facilities;

•	we encourage teamwork and the transfer of knowledge between our businesses and locations worldwide, to maximise the competitive advantage of our global footprint;

•	we treat all employees, customers, visitors and communities in which we are located, with courtesy, respect and the utmost integrity;

•	we operate with an entrepreneurial spirit that promotes fiscal discipline, while seeking to maximise return on investment; and

•	we remain focused on employing the most talented workforce in the industry.

We remain firmly committed to our mission of enhancing the sustainability of our operations by continually improving safety, workplace conditions and environmental stewardship.

SAFETY

While already a safety leader in the metal recycling industry, Sims Metal Management strives to be a leader across all industries. Safety is our number one priority, and has a direct correlation on productivity and efficiency, increasing shareholder value.

During fiscal 2011, we stayed the course on improving the safety of our facilities and operations, and, in that context, made significant strides with improved trends in terms of both lesser frequency and reduced severity of workplace accidents. We lowered our Lost Time Injury Frequency Rate from 3.2 to 2.7 and Medical Treated Incident Frequency Rate from 14.2 to 12.4 year-on-year, making this the safest year in our Company’s history. This was only possible due to a Company-wide commitment to safety at every level in our journey towards an accident-free workplace. We are not resting on our laurels – there is much work left to be done.

SUSTAINABILITY

We continue to take our responsibilities in terms of Corporate Social Responsibility very seriously. Operating in a sustainable, environmentally responsible manner and being profitable are not mutually exclusive propositions.

In recognition of the value and advantages of having a diversified workforce that reflects the diversity of the communities in which we operate, we adopted a Workplace Diversity Policy during fiscal 2011. Further, in response to several of the natural disasters that affected many of the regions in which the Company operates, we established the Sims Metal Management Charitable Foundation to provide support and assistance to our employees and the communities in which they live and work.

In regard to our sustainability efforts, the use of the recycled materials sold by the Company during fiscal 2011 saved more than 13.6 million MWh of energy as compared to the use of the same amount of virgin material. Our operations also reduced carbon emissions, pollution and energy consumption – 14.7 million tonnes of CO2 emissions were avoided through the use of our secondary raw materials, as opposed to the use of virgin materials.

The Company was included, for the third year in a row, on the Global Top 100 Most Sustainable Corporations list at the Davos World Economic Forum. We were honoured to again receive this award, which recognises companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers. We moved up ten spots in the rankings to number 63, and, while we are pleased with that performance, particularly being the only recycling company selected, we believe we can climb even higher.

Sims Metal Management remains committed to the voluntary disclosure of its key sustainability performance for all stakeholders. All divisions are tasked with making yearly improvements in the areas of safety, environmental management, energy and water use reduction, carbon emissions, waste generation, and the many other components, that together form the basis of the Company’s efforts to become one of the world’s most sustainable businesses. More information on our commitment to safety and sustainability can be found in this report under the heading ‘Managing Sustainability’.

FISCAL 2011 FINANCIAL RESULTS

Revenue for fiscal 2011 was $8.9 billion, an increase of 19% on the prior year, and was accomplished through stronger shipments, which grew 10% year-on-year to 14.2 million tonnes, and improved pricing. Our intake improved across all regions and year-on-year intake increased by 7% to 14.3 million tonnes, with growth most notable in North America. The combination of improved intake and shipments, along with improved pricing and gross margins, allowed us to increase net profit after tax to $192.1 million, 52% above the prior year. Diluted earnings per share was 93.3 cents, an increase of 45% on the prior year.

Given the uncertain global economic conditions that prevailed during fiscal 2011, we were pleased with our results, and, in particular, with our solid performance in the second half – where net profit after tax increased by 190% over the first half result.

Sims Metal Management remains financially strong. As of 30 June 2011, we had net debt balances of approximately $126 million, representing merely 4% of total capital, and shareholder equity of $2.9 billion. During June 2011, we entered into new three-year credit facilities that do not mature until June 2014 and currently provide a borrowing capacity of circa $1.4 billion. Capital remains a precious commodity, and we manage our balance sheet to comfortably fund our working capital demands and acquisitions, while maintaining shareholder returns. We are proud of our financial strength and deeply value our long-standing relationships with our commercial banking partners.

Our Board of Directors determined that a final dividend of 35 cents per share (43% franked) be paid to shareholders on 21 October 2011. Dividends for fiscal 2011, including the interim dividend of 12 cents per share and the final dividend of 35 cents per share, represent a payout ratio of 50% of net profit after tax. We are pleased to once again uphold, consistent with our dividend policy, our commitment to providing dividends from our earnings to our shareholders.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	3

CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

OPERATIONAL RESULTS

NORTH AMERICA

Our North America Metals business had a strong finish in the second half despite continuing macroeconomic headwinds. North America Metals experienced meaningful recovery in intake in fiscal 2011. Shipments were also strong as we finished the fiscal year with a better balance of intake and shipments, consistent with our goal to be as liquid as the global trading markets permit.

Sales revenue increased 19% on the prior year to $6.0 billion, and EBIT (earnings before interest and tax) increased by 51% to $121 million. Scrap intake in North America increased by 9% on the prior year to 11.1 million tonnes and shipments increased by 11% to 11.0 million tonnes.

During fiscal 2011, we made significant progress in implementing our new downstream technology in our Eastern Region shredders. We also made significant downstream investments in our Western Region shredders. We have expectations for strong returns on these investments.

We closed three tuck-in acquisitions in North America Metals during fiscal 2011. We expanded our presence in ferrous trading during fiscal 2011 through several new important trading relationships, as well as by the establishment or acquisition of new facilities with export capabilities in Texas and on the Mississippi River system. We relocated our aerospace operations to a new state-of-the-art facility.

We continue to grow this region and are aggressively positioning ourselves closer to generators of scrap material. We will strive for improved profitability and a return to higher returns on capital in North America as and when sustainable economic recovery becomes evident and scrap generation improves further.

AUSTRALASIA

Our Australasian business performed extremely well again in fiscal 2011, experiencing a significant improvement in its ferrous business. Sales revenue for the region was up 12% on the prior year to $1.4 billion and EBIT increased by 31% to $80 million. Scrap intake and shipments each were 1.7 million tonnes, representing an increase year-on-year of 2% and 11%, respectively.

During fiscal 2011, we enhanced several downstream recovery systems including an installation at our St Marys shredder, which is generating strong returns. Additionally, we recently closed a tuck-in acquisition in the important Western Australian market. Our employees did a magnificent job in getting our Brisbane shredder back on line, and operations returned to near normal following the devastating floods and subsequent storms that hit Queensland during the year.

We intend to continue to invest in and improve on our leadership position in Australasia during fiscal 2012.

EUROPE

Our European business delivered an outstanding performance in fiscal 2011. Sales revenue was up 25% on the prior year to $1.5 billion and EBIT increased by 50% to $100 million. Scrap intake and shipments each were 1.5 million tonnes, representing an increase year-on-year of 2% and 5%, respectively.

We noted strong growth in profitability within our UK Metals business and were particularly pleased by a strong performance from our SRS business in Continental Europe. We generated improved ferrous and non-ferrous earnings year-on-year in our traditional metals business and are close to finalising the implementation of our new downstream plant in Long Marston. Our SRS business generated a strong result again from organic growth, evident in both improved volumes and from new global customer relationships, as well as enhanced recoveries from investments into processing technology. Strong results for SRS in fiscal 2011 are also attributed to a successful acquisition strategy. We currently operate with a footprint for SRS in 10 countries across Europe and look forward to continued expansion, not only in Europe, but across the SRS franchise globally.

ACQUISITIONS

We continued our expansion efforts, and concluded several strategically important acquisitions in fiscal 2011 including:

•

in August 2010, the UK electronics recycling assets of Wincanton plc, which has enhanced our geographical footprint within the UK market and has been integrated successfully into our regional platform;

•	in October 2010, the electronics recycling business TIC Group India, based in Delhi, India;

•	in December 2010, the metal recycling business Cooper Metals Recycling in the UK;

•

in January 2011, Commercial Metal Recycling Services (CMRS), a metal recycler with a network of yards across Queensland, Australia. Despite the challenges posed by widespread flooding and cyclones that affected the region at the time, we successfully integrated CMRS’s operations with our own;

•

in February 2011, the operations of Metrade, and its subsidiary, Metwork – both leading waste electrical and electronic equipment (WEEE) recyclers in Austria with a strong foothold in the fast growing Eastern European market. These acquisitions have allowed SRS to expand its electronic recycling capabilities into Austria, Hungary, Slovakia, and Slovenia;

AUTIO
DO NOT ENTER
HILE MACHINE
IN MOTION

SIMS
RECYCLING
SOLUTIONS

NORTH AMERICA

SALES REVENUE	$6.0b	^ 19%
EBIT	$121.0m	^ 51%

AUSTRALASIA

SALES REVENUE	$1.4b	^ 12%
EBIT	$80m	^ 31%

EUROPE

SALES REVENUE	$1.5b	^ 25%
EBIT	$100m	^ 50%

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011
5

SIMS RECYCLING SOLUTIONS

NORTH AMERICA

$6.0b 19%

SALES REVENUE

$121.0m 51%

EBIT

AUSTRALASIA

$1.4b 12%

SALES REVENUE

$80m 31%

EBIT

EUROPE

$1.5b 25%

SALES REVENUE

$100m 50%

EBIT

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011 5

CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

•

in March and April 2011, Dutch based Device and ergoTrade, a German company – both computer and information technology asset recovery businesses. These multi- site acquisitions have allowed us to extend the success of our ICT (information and communication technologies) asset recovery and life cycle management business further into Europe, providing solutions to the European WEEE Directive’s challenge of ‘reduce, re-use, recycle’. Device has operations in Netherlands, Poland and the Czech Republic, while ergoTrade has operations in Germany and Hungary; and

•

in May 2011, Dunn Brothers (Dunn), a leading UK full-service ferrous and non-ferrous recycler that operates nine facilities including a 6,000-horsepower shredder, non-ferrous recovery systems and dock facilities. Dunn’s key shredding and non-ferrous recycling assets are located in its Birmingham facilities and are supported by a collection and export infrastructure, extending to Southampton in the south, Ipswich in the east, Liverpool in the north west, Avonmouth in the south west and Barry in Wales. We expect Dunn will process approximately 400,000 tonnes of scrap metal per annum.

We also closed three metal recycling business tuck-in acquisitions in North America Metals during fiscal 2011, namely:

•	in December 2010, Crash’s Auto Parts & Sales in Utica, New York;

•	in April 2011, East Coast Metal Recovery in Deptford, New Jersey; and

•	in April 2011, Thomas Metals Group in Tulsa, Oklahoma.

Further, in January 2011, we acquired and built feeder yard businesses in Pennsylvania and North Carolina.

INVESTING IN TOMORROW, TODAY

Fiscal 2011 marked widespread investments in technology, most notably the rollout of our new non-ferrous downstream recovery systems, and the continued reinvestment in our facilities as we continued to expand our infrastructure. Our capital expenditure in fiscal 2011 was circa $250 million, split between capital expenditures of $140 million and $110 million of acquisitions. In fiscal 2012, we intend to continue to build upon the progress made in fiscal 2011, continue our investments in infrastructure, and deploy additional non-ferrous downstream recovery technology to our facilities across the globe.

In Australia, we will be investing in infrastructure and equipment upgrades, while continuing to make additional investments in non-ferrous recovery systems.

IN FISCAL 2012, WE INTEND TO CONTINUE TO BUILD UPON THE PROGRESS MADE IN FISCAL 2011, CONTINUE OUR INVESTMENTS IN INFRASTRUCTURE, AND DEPLOY ADDITIONAL NON-FERROUS DOWNSTREAM RECOVERY TECHNOLOGY TO OUR FACILITIES ACROSS THE GLOBE.

In North America, we will continue the build out the New York City material recycling facility in Brooklyn, New York – which will become the main processing hub for all of New York City’s kerbside recyclables – and we will make additional investments in non-ferrous recovery systems and greenfield expansion projects.

In the UK and Europe, we will focus on shredder down-streams and a shear plant rebuild, while capital expenditure for SRS remains targeted on plant automation and expanding capacity.

We believe this strategy of growth and technology today best serves the interests of Sims Metal Management and its shareholders tomorrow.

THE BOARD OF DIRECTORS

There were a number of Board initiatives that took place following the close of the fiscal 2011 year.

Geoff Brunsdon accepted the role of Deputy Chairperson, effective 1 September 2011. Geoff, who has a strong finance and capital markets background, has served as a non-executive director of the Company since November 2009 and was a member of the predecessor Board of Sims Group Limited from 1999 to 2007. We are grateful to Geoff for accepting this role.

We were also delighted to welcome two outstanding individuals, Heather Ridout and John DiLacqua, as members of our Board, effective 1 September 2011. Mrs Ridout, having dedicated most of her working life to the Ai Group, brings broad industry knowledge and important perspectives to our Board. Mr DiLacqua has substantial industry experience, and his financial credentials and expertise will be valuable to our Board. We are confident that both Heather and John will be outstanding directors.

At our November 2011 Annual General Meeting, non-executive director Bob Lewon will retire. Bob was appointed a director in March 2008, though his ties to the Company and its predecessors go back many years. His over 40 years of experience in the scrap metal industry has proven invaluable to the Company, and on behalf of the Board and all stakeholders, we would like to thank Bob for the fine wisdom and insight that he has tirelessly displayed, and wish him well in his retirement.

THE WAY AHEAD

If Albert Sims were to reflect on what his small family business has become, he would surely be impressed. Sims Metal Management now has over 260 locations, with a geographic footprint that touches five continents, and a global metals and electronics recycling platform that is unrivalled. Despite a year in which the world faced the dramas of the US political system, together with that country’s credit downgrade, continued European sovereign debt fears and Chinese inflation worries, as well as natural disasters such as floods and earthquakes, we continue to believe that the Company is well positioned for this market or any other that we may encounter.

During the year the Company adopted a new five year strategic plan with aggressive goals for all businesses and regions. This document will enable us to better manage and measure long-term performance and to strengthen the link with management reward.

We will continue to invest with confidence in our business and people, knowing that Sims Metal Management is well positioned and highly leveraged to a global economic recovery, particularly in North America.

We wish to thank our employees, suppliers, and banking partners for their continued support this past year. We will continue to carry on the legacy of our great Company and execute on our strategy to create substantial long-term value for our shareholders, while meeting the needs of our customers and stakeholders.

Paul J. Varello

Chairman

Daniel W. Dienst

Group Chief Executive Officer

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	7

MANAGING SUSTAINABILITY
2011 OVERVIEW

SIMS METAL MANAGEMENT REMAINS COMMITTED TO THE VOLUNTARY DISCLOSURE OF ITS KEY SUSTAINABILITY PERFORMANCE FOR ALL STAKEHOLDERS AND IS PLEASED TO PRESENT THE FOLLOWING SUMMARY OF ITS EFFORTS IN FISCAL 2011.

When Sims Metal Management produced its first voluntary report on key sustainability parameters in 2006, it was originally to promote the very sustainable nature of its business. However, as our sustainability efforts have matured, we have come to appreciate what a powerful business tool it is. To us, sustainability is not a “nice thing to do”. On the contrary, it makes solid commercial sense for two separate, but related, business objectives:

From an operational perspective, the measuring and internal reporting of parameters such as energy and water use, occupational health and safety, and environmental performance, waste generation, employee composition and training, and policy compliance, to name but a few, allows us to set measurable targets and focus our operational efforts better and more strategically. This is particularly so in a volatile economic climate where energy, water and waste costs will keep escalating, policy and compliance will become increasingly complex, and talent attraction and retention will become more competitive. Furthermore, the broadness of the sustainability agenda cuts across traditional organisational boundaries, creating important dialogue and synergies while fostering innovation and smarter outcomes. In short, sustainability improves the systems and effectiveness of Sims Metal Management, engaging all of our more than 6,200 employees and uniting our operational efforts, ultimately delivering a robust and competitive organisation that anticipates change, embraces it, and is equipped to deal with it. Put simply, it makes us a better Company.

From a corporate perspective, Sims Metal Management is close to its first century of being in business, demonstrating its ability to respond to an ever changing world while maintaining a firm vision for the longer term. While the Company accepts the short-term volatility of commodity prices and currency fluctuations, its long-term success and continued ability to access capital clearly depends on the ongoing support of its shareholders. There is significant global consensus among analysts and investors that companies that integrate sustainability into their management systems are better equipped to respond to global megatrends such as increasing demand for just about everything, escalating regulatory control and scarcity of natural resources, including metals, energy and water. Therefore, our sustainability agenda forms an important platform for targeting, communicating and interacting with the increasing number of investors who include sustainability as part of their investment decisions in a longer-term investment horizon.

After six years, our systems for measuring, analysing and managing the many aspects of our sustainability efforts are well established and form an integral part of our day-to-day activities, ranging from health and safety – our primary and non-negotiable business focus – to energy efficiency, environmental management, and talent development and training. While policy signals in some of the regions in which we operate continue to be mixed, this year has seen the emergence of another factor – carbon pricing – and firm political commitment to such in Australia and the UK.

While some companies were caught short by these announcements, our sustainability agenda allowed us to provide an immediate evaluation of the relative impact on the Company of these proposed measures and, while relatively small, to formulate an optimum strategy for going forward.

Perhaps the greatest benefit of our sustainability efforts has been the engagement of our people, who ultimately are responsible for the success of everything we do. It is a testament to them that their efforts in respect to safety, environment, training and other relevant issues continue to provide inspiration to the whole Group. In a year where tornados ravaged America, massive floods hit our operations in Queensland, Australia and earthquakes devastated Christchurch in New Zealand, it was truly inspiring to see how the Sims Metal Management community came together to help each other, their friends and families in their homes and in the workplace. Under extremely difficult and disheartening circumstances, our women and men “got on with it” and put not only their private lives and homes, but also the affected Company operations, back on track in record time and with great determination. It is this “can do” attitude that provides your Company with its greatest asset.

It was in part to support these efforts that we introduced in fiscal 2011 the Sims Metal Management Charitable Foundation to provide support and assistance to our people and the communities in which they live and work.

It is of course also pleasing that the broader community recognises our ongoing efforts. Notably, the World Economic Forum in Davos, Switzerland nominated Sims Metal Management Limited, for the third year running, as one of the Global Top 100 Most Sustainable Corporations. Also pleasing was that the global Carbon Disclosure Project (CDP) nominated the Company not only as ‘Carbon Performance Leader’ among the ASX200 and the NZ50, but also as ‘Best of Sector’ (Materials). The Company’s UK arm remains a member of the Carbon Trust, an initiative of the UK Government, while in Canada, Sims Recycling Solutions was awarded ‘Best Environmental Employer of the Year’ as well as the Brampton Board of Trade’s ‘Outstanding Business Award for Environmental Leadership’. The ongoing interest, support and encouragement of our sustainability efforts by external analysts and research organisations, many of whom have followed Sims Metal Management for many years, is also much appreciated.

As part of our voluntary disclosure of sustainability matters, we participated in the CDP for the sixth year running; as well as the Dow Jones Sustainability Index, our fourth year of participation. We also participated in the CDP’s inaugural Water Disclosure Report. Once the assessments by the relevant entities have been completed, these reports will be made available on the Company’s website at www.simsmm.com.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	9

MANAGING SUSTAINABILITY CONTINUED
SUSTAINABILITY AT A GLANCE

KEY PARAMETER	REGION	F11*	F10	PERCENT CHANGE (+/–)

Energy Use	North America Total (GJ)	2,239,217	2,052,602	9
	Europe and UK Total (GJ)	494,945	443,711	12
	Asia Pacific Total (GJ)	567,667	660,978	–14
	Group Total (GJ)	3,301,829	3,157,291	5

CO2 Emissions	North America Total (tCO2e)	196,332	200,797	–2
	Europe and UK Total (tCO2e)	44,726	39,429	13
	Asia Pacific Total (tCO2e)	66,279	73,219	–9
	Group Total (tCO2e)	307,337	313,445	–2
	Scope 1 (tCO2e)	149,941	142,256	5
	Scope 2 (tCO2e)	157,396	171,189	–8

Water Consumption	North America Total (Megalitres)	931.3	1,062.1	–12
	Europe and UK Total (Megalitres)	99.5	62.3	60
	Asia Pacific Total (Megalitres)	95.4	106.1	–10
	Group Total (Megalitres)	1,126.2	1,230.6	–8

Waste Generation	North America Total (Tonnes)	1,430,345	1,291,903	11
	Europe and UK Total (Tonnes)	296,584	303,167	–2
	Asia Pacific Total (Tonnes)	265,257	243,139	9
	Group Total (Tonnes)	1,992,186	1,838,209	8

Key OH&S Indicators	Group LTIFR (LTIx1,000,000/exposed hours)	2.7	3.2	–16
	Group MTIFR (MTIx1,000,000/exposed hours)	12.4	14.2	–13

Number of Employees	Male	5,247	4,740	11
	Female	1,001	878	14
	Group Total	6,248	5,618	11

Training	Group Total Hours (Corporate training only)	247,668	238,728	4

*	includes the effect of acquisitions in F11.

While recycling has long been championed on its credentials in terms of preserving raw materials and reducing the ever increasing amount of waste modern societies produce, it is not often appreciated just how effective recycling is in terms of energy preservation and carbon emissions avoidance. Life cycle research undertaken by the Imperial College in London reveals that the secondary raw materials recycled by Sims Metal Management in fiscal 2011 saved more than 13.6 million MWh of energy, when compared to the energy required using virgin materials in the production of consumer goods. Significantly, these energy savings resulted in 14.7 million tonnes less of carbon dioxide (CO2) emissions being emitted to the atmosphere. Considering that the latest data show that the world average for CO2 emissions is just under 4.5 tonnes per person, the emission gains made through the use of our materials in fiscal 2011 was enough to off-set the emissions of nearly 3.3 million people.

In addition, our 50% owned Australian renewable energy company LMS Generation Pty Ltd (LMS) generated more than 290,000 MWh of renewable energy and more than 900,000 tonnes of government verified CO2 emissions abatement certificates. LMS also continued to provide significant greenhouse gas abatement through the destruction of methane (CH4) from landfills with the avoidance of more than 1.7 million tonnes of CO2e achieved during that period.

When these benefits are considered alongside the preservation of materials, some of which are becoming increasingly scarce, and the savings in water, with reduced stress on ecosystems, it becomes obvious just how important a role Sims Metal Management plays as one of the world’s largest recycling and sustainable companies. Nevertheless, we do consume energy and other resources in delivering these outcomes.

Our key sustainability parameters are, as in previous years, presented in this report. They form, alongside our reporting on fiscal and corporate governance matters, the Company’s core response to the benchmark guidelines as set out in the Global Reporting Initiative (GRI), a network based organisation that pioneered what is today the world’s most widely used sustainability reporting framework. The key parameters presented in this report, and the extensive data and analysis on which they are based, are further supported by a wide spectrum of corporate policies and initiatives, many of which can be found on the Company’s website.

For consistency of approach, this report is again based around the key areas of environment, health and safety and community, with further subcategories of:

•	energy use and carbon footprint;

•	water use;

•	waste generation and management;

•	key environmental indicators;

•	key OH&S indicators and safety initiatives;

•	employee retention and diversity;

•	human rights; and

•	training and development.

The table on page 10 briefly summarises the main sustainability parameters, together with a comparison with last year’s data. Further details are provided in the explanatory text.

An increase in sales tonnes of 10% when compared to fiscal 2010, as well as organic growth of the Group, resulted in an overall increase in energy use of 5%. This relatively small increase can be attributed to the continuing progress made on energy saving measures throughout the Group. Despite the slight increase in energy use, CO2 emissions actually decreased – a result of the conversion factors being revised for the various geographic locations in accordance with the Greenhouse Gas Protocol procedures. Water usage continued to fall, but waste generation increased as a result of the increase in sales tonnes and related operational activity.

ENVIRONMENT

ENERGY AND CARBON

ENERGY AND CARBON STRATEGY

The Company’s formal ‘Energy and Carbon Emissions Policy’, available on its website, sets clear goals and objectives for line management and all employees to identify, investigate and implement energy and carbon reduction opportunities. As recognised at last year’s Australian Sustainability Awards, where we received the ‘Special Award for Environment’ for establishing best-of-sector low carbon intensity and for structuring our own strategy around energy efficiency, green energy usage and carbon offsets, we are committed to an unambiguous energy and carbon strategy that targets the:

•	Efficient use of energy: by employing production processes and transport activities that facilitate a commercially viable level of energy efficiency and associated carbon emissions profile.

•

Use of renewable and cleaner forms of energy: by progressively moving away from the use of non-renewable energy sources and increasing the use of energy sources with a lower carbon emissions profile where economically viable.

•

Use of verifiable and accredited carbon offsets: by utilising carbon offsets, but only to be considered as a last resort measure when other carbon reduction efforts have been exhausted. We note however that our affiliate LMS annually generates accredited carbon offsets at close to three times the size of the Group’s total fiscal 2011 carbon footprint, which allows us potential access if required.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	11

MANAGING SUSTAINABILITY CONTINUED

Being a recycling company, we are constantly looking to do more with less – consequently, the goal of increasing energy efficiency and decreasing costs has been on our agenda for many years. With most of the easy opportunities having been identified and implemented quite some time ago, it is increasingly a challenge to identify and action further gains, but that does not mean we stop trying. In fact, our people continue to rise to the challenge and come up with new and innovative measures to reduce our energy consumption.

In each operating region, formal energy teams are well established and have for many years been working on exploring energy efficiency opportunities as well as alternative energy sources, including renewable fuel sources and co-generation. Regular and formal meetings take place at which ideas are shared. Once a promising opportunity is identified it is assigned to a sub-team of experts to be developed into a tangible project, complete with engineering specifications, capital requirements, paybacks and project schedule. Implementation follows under the direction of a project manager, typically assisted by a ‘site energy champion’ who will engage with the ongoing success of the project. Notable projects undertaken by the three operating regions during fiscal 2011 included:

North America: With our metal shredders among our biggest users of energy, the energy teams in fiscal 2011 targeted completion of capacitor banks for all shredders in North America – which have improved power factors and, along with the use of energy monitors to improve material flow into the shredders, increased energy efficiency. We also have evaluated and installed variable frequency drives for targeted conveyor belts. Energy and lighting audits were undertaken at all major facilities with recommendations being implemented progressively. Importantly, solar power projects are underway at our facilities in New York and New Jersey with wind power projects also under evaluation. Our commercial vehicle fleet has been assessed for energy efficiency along with trials for alternative fuels. An idling policy continues to be introduced for rolling stock. Our joint venture SA Recycling in California completed the installation of a 6,720 square metre solar panel array, eliminating some 276 tonnes of CO2, 73kg of nitrogen oxide and 14kg of sulphur dioxide. The $60,000 a year saving in utility costs is being donated to local charities.

Europe: All electrical metal shredders in the UK have been fitted with power equalisation equipment for reduced power loading. High efficiency motors are standard equipment in all new installations as is energy efficient lighting, alongside a replacement program for existing facilities. An automatic shutdown system was installed on our largest shredder, in Newport, Wales, so that any process delay greater than 35 minutes results in the entire plant being shut down. Similarly, automatic shutdown devices, which activate after two minutes of idling, have been installed on truck engines. NAVMAN vehicle tracking systems, which not only optimise route selection but also monitor driver behaviour and response, have been fitted to vehicles. These initiatives, together with our SAFED (Safe and Fuel Efficient Driving) qualified driver training programs, have shown initial savings in fuel usage of 13% along with reductions in tyre wear and maintenance. We continued with trials of electrical and hybrid mobile plant, with encouraging results showing up to a 25% reduction in fuel usage.

Asia Pacific: As in North America, our focus continues to be on improving the performance of the main shredder systems. The latest upgrade was that of the shredding plant at Rocklea, Queensland, which has seen a significant reduction in energy per tonne processed. Likewise, a change of rotor style and retrofitting at our New South Wales shredder, completed in October 2010, has seen encouraging energy savings. Initial monitoring data has confirmed an energy reduction per tonne processed in the order of 10 – 15%. A representative assessment of diesel fuel usage for mobile plant and trucks to improve overall energy efficiency has led to the continued upgrade of plant resulting in a 7 – 8% reduction in fuel consumption per tonne of material handled.

With respect to the Company’s secondary aluminium plant in Victoria, a number of energy initiatives were implemented which have resulted in significant energy savings. These included the installation of a furnace bypass system allowing the furnace to hold metal at temperature with reduced gas or electricity consumption, better overall temperature control, upgrade of the rotary furnace management system as well as the commissioning of salt free smelting (which also reduced waste generation). The latter project was completed in partnership with EPA Victoria.

The introduction of the UK CRC Energy Efficiency Scheme, and the Australian Government’s announcement of a carbon cap-and-trade in fiscal 2011, signals greater certainty in respect of the carbon policy measures of these two regions. How Sims Metal Management responds – more specifically to the opportunities, (including the likely increased attraction of secondary products), as well as the cost challenges, in a carbon restricted economy, is still to be determined. The sporadic availability of alternative fuels and the relatively high cost of renewable electricity continues to represent challenges to transforming the Group’s energy and carbon profile, but our mature systems for collecting, analysing and integrating energy and carbon data, combined with the skills and innovative approach of our energy and technology teams, provides us with a solid platform for responding to and taking maximum advantage of policy measures and economic drivers as they emerge. This was demonstrated both in Australia and the UK, where the impact of new policy announcements was quickly and efficiently assessed, allowing the Company to position itself to mitigate the potential impact.

FUEL AND ELECTRICITY

Total energy use for the Group during fiscal 2011 was 3,301,829 GJ, a 5% increase over fiscal 2010. This increase must be seen in the context of a 10% increase in sales tonnes and associated operational activity over the same period. It is a testimony to the success of our operational and behavioural energy efficiency efforts that energy consumption only increased by half of our operational growth. This overall trend varied somewhat within each of the three operating regions:

•

North America: Energy use was 2,239,217 GJ, an increase of 9% over fiscal 2010, largely due to increased production, installation of advanced metal recovery technology and some acquisitions and organic growth, all offset by significant improvements through energy efficiency initiatives.

•	Europe and UK: Energy use was 494,945 GJ, an increase of 12%, mainly as a result of organic growth and acquisitions.

•

Asia Pacific: Energy use fell by 14% to 567,667 GJ, mainly due to the sale of one of our two secondary aluminium smelters, further supported by good energy efficiency gains in the remaining plant and shredder operations.

The energy use profile remains virtually unchanged from fiscal 2010, with diesel consumption remaining the largest component at 53%, followed by electricity at 32%. Gas – used in our secondary aluminium smelter in Australia, the Sims Recycling Solutions (SRS) precious metals recovery operation in the USA, as well as for heating in the colder regions – accounts for 12% of our profile, followed by relatively small contributions from petrol at 2% and LPG at 1% respectively.

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MANAGING SUSTAINABILITY CONTINUED

CARBON FOOTPRINT

Energy usage by the Group gives rise to direct (Scope 1) and indirect (Scope 2) emissions of CO2, which can be calculated using conversion factors as laid down under the international Greenhouse Gas Protocol (GGP). This is not a straightforward calculation as conversion factors vary depending on regional power infrastructure and are subject to regular review by the GGP. The carbon profile arising from our energy consumption is calculated by independent external experts, using the most up-to-date information in accordance with the procedures of the GGP.

Total Group CO2 emissions for fiscal 2011 were 307,337 tonnes, down 2% for the second year in a row. This is despite the overall 5% increase in energy usage in 2011, attributed to the revision of regional conversion factors. While diesel usage constitutes the highest energy consumption, followed by electricity usage, the CO2 profiles of these sectors are reversed, with electricity accounting for 51% of carbon emissions followed by diesel at 40%. This is also a result of the variation in the conversion factors applied under the GGP.

Our carbon profile can also be split into three principal types of emissions:

•	Scope 1 – Emissions resulting from direct conversion of energy by the Company, such as burning of fuels on site or in mobile equipment and transport;

•	Scope 2 – Emissions resulting from indirect conversion of energy, such as externally supplied electricity; and

•	Scope 3 – Emissions associated with activities under external control, such as independently operated service providers, air travel and so on.

Due to ongoing ambiguity with respect to boundary conditions and the practical difficulties in obtaining reliable and accurate data information from externally controlled entities, Sims Metal Management does not collect and account for Scope 3 emissions although we continue to explore the possibilities for such reporting.

Fiscal 2011 saw our Scope 1 emissions increase by 5%, while our Scope 2 emissions fell by 8% when compared to fiscal 2010.

So as to allow for year-on-year comparisons of performance, while allowing for movement in the operational activities of a company, a variety of metrics are typically applied to normalise the energy and carbon profile. This is particularly relevant to Sims Metal Management which has continued to grow year-on-year through acquisitions and organic growth. Metrics are commonly related to financial parameters such as earnings or revenue but due to the extreme volatility of commodity prices and currency fluctuations, such metrics are not meaningful when applied to our activities. Equally, the complex and non-linear interaction of transport, intake volumes, composition, processing and distribution makes it difficult to nominate a simple and adequate alternative.

In the absence of an ideal metric, the Company has, in the past, reported on the simple metric of CO2 per sales tonnes. While not an ideal metric, it does provide a link between energy and CO2 performance and the operational activity that gives rise to these emissions.

Based on a total of 14.2 million sales tonnes, the Company’s CO2 emissions for fiscal 2011 were 22kg/tonne, down pleasingly from 25kg/tonne in fiscal 2010. While some of this has been due to a revision of the CO2 conversion parameters, energy usage also fell from 0.245 GJ/tonne to 0.232 GJ/tonne, a 5% decrease, demonstrating the clear impact of our ongoing efforts in reducing our energy profile. This has been achieved despite organisational growth and other factors such as the increased demand for higher density products, which require more energy to produce. While this raises the Company’s energy profile, it assists our customers in decreasing theirs; resulting, overall, in a benefit to the environment.

To put our emissions profile into context, it is worth noting that while the Company emitted 307,337 tonnes of CO2 equivalent as a result of its operational activities, the use of our secondary products avoided 14.7 million tonnes of CO2 being released to the atmosphere, a ratio of 1 in 48, demonstrating again the very significant environmental benefits of Sims Metal Management’s recycling efforts.

OBLIGATED EXTERNAL REPORTING

The Company is required to report under the Australian Energy Efficiencies and Opportunities Act 2006 and the National Greenhouse and Energy Reporting Framework on matters relating to its Australian operations. Reports are prepared with the assistance of government accredited external specialists and submitted annually. The reporting covers the operations that together constitute 80% of the Company’s Australian energy profile and identifies energy opportunities and initiatives with reports on progress made. The reports are available to the public on the Company’s website.

The Company’s aluminium operation in Victoria, Australia also reports under that State’s Environment and Resource Efficiency Plan and WaterMap, an initiative to identify and act on water efficiency.

The Company’s UK operations are captured under the CRC Energy Efficiency Scheme (previously known as the Carbon Reduction Commitment). This scheme, which came into effect in April 2010, is a mandatory energy and climate change scheme administrated by the UK Environment Agency and fiscal 2011 was the first year that the Company reported under its obligations. Unfortunately the scheme, initially championed as being cost neutral under which participants would receive funds back according to energy performance, has, under the new UK government, become a simple carbon tax and extended from just capturing electricity, to include fuel also. Going forward, the scheme will require Sims Metal Management UK to pay this carbon tax relating to 90% of its UK emissions profile. Being the first metals and electronics recycler in the UK to be awarded the Carbon Trust Standard, Sims Metal Management UK continues to be a member of this prestigious UK Government initiative, providing official recognition of our systems and the many energy initiatives undertaken to date.

The Company is not required to report under the European carbon trading scheme, or under the USEPA or State-specific carbon reporting schemes in the USA.

VOLUNTARY EXTERNAL REPORTING

The Company participated for the sixth consecutive year in the CDP, an independent not-for-profit organisation which provides the largest database of corporate climate change information in the world. Since being formed in 2000, the CDP has become the global standard for carbon disclosure methodology and process, providing primary climate change data to the marketplace, institutional investors, purchasing organisations, analysts and government bodies. Details are available from the CDP website at www.cdproject.net. As in previous years, once the CDP completes its assessment, our annual submission will be made available on our website.

Resulting from our ongoing reporting with the CDP, Sims Metal Management was honoured to be selected in fiscal 2011 as ‘Carbon Performance Leader’ as well as ‘Best of Sector’ (materials) among the ASX200 and NZ50 companies.

The Company also participated in the CDP’s inaugural Water Disclosure initiative, which aims to provide critical water-related data from the world’s largest corporations and insight into how these companies manage risk and exposure related to water supply and water stress along with initiatives to move towards sustainable water use.

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MANAGING SUSTAINABILITY CONTINUED

The Company completed its fourth submission to the Dow Jones Sustainability Index. While the Company performed well and topped several sectors, it was not designated a ranking as this global index is weighted towards the dominant presence of very large turnover companies.

We continued our close working relationship with many external assessment and environmental research organisations, such as Citi, TruCost and Vigeo, who continue to rank us as a leading performer in our sector.

Most pleasing was the nomination of Sims Metal Management as one of the world’s 100 most sustainable companies for the third year running by the World Economic Forum in Davos, Switzerland.

GREEN ENERGY

LMS, our 50% owned Australian based green energy provider, continued to expand its portfolio of renewable energy projects with a further three landfill gas fuelled projects fully designed, constructed and commissioned in-house during fiscal 2011. LMS also acquired two landfill gas power generation projects, bringing its assets in Australia to 20 operating projects with a combined generation capacity of over 39 megawatts, enough to power an average 68,000 homes.

LMS also commenced a gas engine re-build program to ensure that all generating plant is maintained in peak condition, reinforcing LMS’s commitment to maintaining quality services at maximum availability. Additionally, its inventory of over 77 carbon-credit flares provides critical continuous combustion of fugitive methane that would otherwise be released into the atmosphere.

During fiscal 2011, LMS produced over 290,000 MWh of renewable energy as well as generating over 910,000 NSW Greenhouse Abatement Certificates. Its activities also continue to provide significant greenhouse gas abatement through the destruction of methane (CH4) with over 1,700,000 tonnes destroyed during the same period from flaring and renewable energy generation activities.

As articulated in its formal ‘Energy and Carbon Emissions Policy’, the Company considers carbon off-sets a last resort strategy option in reducing its carbon profile. Accordingly, we do not intend to utilise the carbon credits generated by LMS in the short term, although this may become an option once greater detail emerges in relation to the Australian Government’s recently announced carbon policy. In that regard, it is worth noting that LMS generates government certified carbon offsets close to three times that which would be required to offset the global footprint of Sims Metal Management.

WATER USE

With a total global water consumption of just over 1,126 Megalitres (Ml), the Company is not a large consumer of water in comparison to most industrial entities. The majority of our operations are collection yards where only a relatively minor supply of potable water is required for human consumption and ablution. Where water is used for processing purposes, such as in our shredders and the sophisticated metals and plastics beneficiation processes the Company employs, storm water is harvested within the facility boundaries where possible and always used in preference to external supplies. Furthermore, water conservation is a stated objective under our environmental policy and water is re-used and recycled wherever possible.

Nevertheless, water losses do occur and with many of our operations located in very dry locations it is unfortunately necessary to augment such local supplies with externally supplied water. The combination of our low water usage and the fact that all our processing facilities are located in heavily urbanised and industrial zones serviced by major water utilities means that the resulting stress on water resources and eco systems is low.

The Company was pleased to be a respondent to the CDP’s inaugural Water Disclosure Project and its submission will be made available on the Company’s website once the CDP has completed its assessment.

Water consumption decreased in both North America and Australia by 12 and 10% respectively, while it rose significantly in the UK and Europe, primarily as a result of new acquisitions and separation technologies as well as improved data collection and reporting.

WASTE MANAGEMENT AND GENERATION

Fiscal 2011 saw the continuing development and installation of new recycling and beneficiation technologies, developments that continue to increase our metal and other materials recovery and decrease waste generation. As the application of plastics in cars, modern consumer goods and electronics continues to grow, so does their associated presence in the materials that Sims Metal Management processes. At the same time, the increasing cost of oil has seen the price for plastics rise significantly, and hence many secondary plastics, provided they can be separated into distinct polymer streams, today demand solid prices. With the proliferation of plastic types, recovery and separation of these is a significant challenge that requires extensive research and development as well as investment in new and complex technologies. Nowhere is this as evident as in the recovery of materials from Waste Electrical and Electronic Equipment (WEEE) which, apart from metals, includes many diverse plastics streams as well as glass along with quantities of potentially harmful materials to humans and the environment such as lead, mercury and batteries.

While the Company continues to improve recovery, the combination of material complexity, available technology, regulatory obstacles and costs does not always make recovery feasible. Consequently, our activities unavoidably generate a waste stream. However, the great environmental benefit of recycling becomes apparent when considering that the 14.2 million tonnes of valuable secondary material produced by Sims Metal Management in fiscal 2011 only resulted in a residual waste stream of just under 2 million tonnes. In other words, an overall recovery from these abandoned materials of close to 88%. Our efforts to further increase this recovery and reduce our waste stream continue.

Waste generation in North America and Australia increased in line with increases in production, but decreased in Europe, due in no small part to newly developed technology to separate small wires from stones allowing a clean aggregate to be produced as a raw material for the construction industry.

Of the Company’s total waste stream, 99.96% consists of simple waste from our shredding operations. This material is classified as non-hazardous and is considered beneficial in many landfill uses ranging from hygienic daily cover control to drainage and methane recovery.

It remains an ongoing concern that increasingly higher government taxes are being applied to this residual waste stream. While it is accepted that government taxes applied to waste disposal in general act as a driver towards recycling, the same taxes when applied to the unavoidable recycling residuals are a bottom line cost to the recycler, thus reducing the recycling outcome that otherwise could be delivered. This report clearly highlights the enormous energy and carbon savings that recycling delivers, along with the preservation of resources and landfill, and governments would do well to consider more sophisticated means of assisting, rather than hindering, the efforts of the recycling industry.

The Company does generate a small portion of wastes classified as hazardous, accounting for 0.04% of its global waste stream. These wastes originate from the Company’s WEEE plants in the UK, the chlorofluorocarbons (CFCs) collected from our dedicated fridge recycling plants in Wales and England, and certain residuals collected for specialised disposal in the USA. In the UK, fridges are recycled in a fully enclosed environment and all refrigerants in the cooling circuit, as well as other chlorofluorocarbon compounds trapped in the insulation foam, are collected and sent to special government approved facilities for audited destruction. Despite offering this technology in regions outside the UK, there has to date been little regulatory interest in supporting this technology to prevent the release of CFCs to the atmosphere.

REGION	HAZARDOUS (METRIC TONNES)	NON- HAZARDOUS (METRIC TONNES)	TOTAL (METRIC TONNES)
North America	60	1,430,285	1,430,345
Europe and UK	685	295,899	296,584
Asia Pacific	—	265,257	265,257

TOTAL	745	1,991,441	1,992,186

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	17

MANAGING SUSTAINABILITY CONTINUED

KEY ENVIRONMENTAL INDICATORS

ENVIRONMENTAL POLICIES

We are committed to undertaking all of our activities in a manner that protects the natural environment and complies with all our obligations, not just at law but in accordance with the expectations of our neighbours and the communities in which we operate. While recycling is a significant contributor to a better environment, our activities involve mechanical and industrial activities that do have the potential to cause environmental harm. Hence, we constantly seek to improve the way in which we operate, set objectives and targets for environmental performance, and educate, engage and inspire our employees to environmental excellence and best practice management.

While the vast majority of the Company’s operations are located in heavily industrialised or urban areas, the Company recognises that the management of biodiversity forms a fundamental part of its environmental responsibilities. Accordingly, the Company has a stand-alone Biodiversity Policy which, together with its Environmental Policy and operational guidelines, articulates the standards for the protection of the environment, habitats and waterways that we set. Both policies are available on the Company’s website.

ENVIRONMENTAL INITIATIVES AND ACCREDITATION

The Company continues to pursue environmental excellence across all its operating regions. Environmental best practice is fully integrated into line management responsibilities and audited independently. Regional SHEC committees monitor progress and communicate on a monthly basis to the global SHEC committee which regular reports to the Group CEO and the Board SHEC committee. In addition to this common base, each region has specific initiatives it pursues:

North America: All metal recycling facilities are covered by a rolling five year SHEC plan which includes all core elements of ISO 14001. It provides a framework for a continual cycle of planning, implementation, review and improvement of processes and actions to meet key environmental performance indicators and goals. A specific focus during fiscal 2011 was a comprehensive review of storm water best management practice, including proven control technologies as well as housekeeping initiatives to improve overall facility cleanliness.

All SRS facilities in North America have ISO 14001 certification, which is integrated with the requirements of OSHAS 18001, R2 – Responsible Recycling – the USA EPA accredited electronics recycling program, as well as requirements under the SimsMMway Safety Management. Specific elements of each standard require certain procedures to be developed and implemented with input from all stakeholders, including those of external clients. A new downstream Vendor Audit Program was initiated in fiscal 2011 to ensure that SRS North America vendors meet specific environmental requirements in addition to health and safety standards.

Europe: All metal shredder operations retain their OSHAS 18001 accreditation. While all processing yards meet ISO 9001 standards, upgrading to ISO 14001 is underway. All SRS operations in the UK and Europe have ISO 14001 accreditation and the Responsible Recycling (R2) initiative is being introduced across all SRS operations. Company chaired Regional Implementation Committees (RICs), while originally tasked with monitoring progress on safety, now include monitoring of environmental initiatives, with focus being on the introduction of Group Best Practicable Management systems and continual performance improvement at line management level.

Asia Pacific: Twenty-two sites in New Zealand and Australia are currently undertaking ISO Audits for 9001, AS NZ 4801 (18001) and 14001. The aluminium plant in Victoria holds ISO 14001 as well as TS16949, Ford Q1 and Toyota Six S standards which, while primarily quality standards, have significant environmental requirements. All SRS operations have ISO 14001 accreditation and Responsible Recycling (R2) will be achieved during calendar 2012. Principal environmental initiatives during fiscal 2011 focused on dust and storm water control and improvement to storm water quality to allow greater scope for re-use.

AUDIT PROGRAM

All Sims Metal Management operations have an Environmental Management Plan that details the environmental issues that need consideration, the regulatory triggers for those issues including obligatory reporting, and the measures needed to respond appropriately. While these plans are based around a generic format, each plan is tailored to the specific operational, compliance and environmental risk profile of the specific location.

These plans constitute the central platform on which environmental monitoring and control is based. Crucial is our core belief that environmental management must be integrated into operational management to be effective and successful and not delivered as an aside. Therefore, the primary responsibility for good environmental performance lies firmly with site management, fully supported by the substantial internal resources available through the Company’s environmental professionals as well as external expertise where required.

In line with this core belief, line managers are tasked with performing periodic environmental audits of their sites. Generally environmental data is entered into a real-time interactive database which automatically generates follow-up actions, delegates responsibilities and deadlines, and informs responsible management of any deficiencies and corrective actions required.

To ensure comprehensive overall compliance, professionally trained environmental specialists undertake cross-audits and conduct independent assessments related to the specific site’s risk profile and compliance rating. Discussion with line management is focused on resolving discrepancies or issues that arise, identifying the root cause and preventing a recurrence. The audit process is used as a pro-active and positive tool for the on-going education of the Company’s employees and the implementation of sustainable improvements.

Progress and results are reported and discussed monthly by senior management in each region and shared via the regional SHEC committees.

The system is supported by several support tools, including the roll out of a new and comprehensive global electronic environmental (and safety) incident reporting system, utilising a computer-based data management system that allows information to be shared across the entire Sims Metal Management community for learning purposes. It also allocates responsibility for corrective actions and deadlines which, if not met, results in the automatic and progressive elevation of the issue to senior management up to the Group CEO who may, if necessary, communicate the matter to the Board SHEC committee.

To ensure that adequate capital is made available for environmental purposes, each region operates a rolling five year environmental plan that identifies issues of an environmental nature that are considered of strategic importance for the continual improvement of the Company’s operations and which feed into the annual capital budget process.

STATUTORY ENVIRONMENTAL BREACHES

While some environmental incidents did occur within our North American, European and Asia Pacific operations, no material statutory breaches occurred during fiscal 2011.

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MANAGING SUSTAINABILITY CONTINUED

OCCUPATIONAL HEALTH AND SAFETY: KEY INDICATORS AND INITIATIVES

Safety comes before all else at Sims Metal Management. It is a non-negotiable part of employment and no job will be undertaken if it cannot be done safely. We are committed to a ‘zero harm’ workplace, where every employee, contractor and visitor will return home from work in the same condition that he or she arrived. These values and objectives are clearly stated in our Safety and Health Policy, available on the Company’s website, and are further supported by our SHEC Mission Statement , Principles and ‘Golden Rules’ – 10 key rules that every employee is required to know and observe.

While inductions and safety training form a crucial part of our safety systems, we recognise that the delivery of learning and the attainment of knowledge is only a small part of a safe place of work. Only the active and positive engagement of an employee will lead to the genuine and sustainable change in safety culture, where the belief that safety always comes first and that all tasks have the potential to hurt you becomes second nature.

Such fundamental change does not occur overnight but, after working closely with DuPont Safety Resources for over three years, is well underway, albeit far from complete. While we continue to measure the traditional safety parameters of Lost Time, Medical and Minor Injuries, (generally referred to as lagging indicators), we are far more focused on the leading indicators like near misses, observational behavioural audits (OBAs) and hazard identification as they tell us where we are going rather than where we have been.

Based on the concept that for every lost time injury, 30,000 unsafe acts take place, the aim is to identify such acts, eliminate them and thus prevent the lost time injury from occurring in the first place. Known throughout global SRS and UK/Europe as the SimsMMway, in North America as SAAFE (Safe Acts Are For Everyone) and in Asia Pacific as TIIM (Towards 2 Million without a reportable injury), the core focus is the OBA or ‘safety conversation’ – integral to our approach of felt leadership applied to safety, where everybody from the Group CEO to shop floor employee and contract worker actively engages in observing and discussing safe behaviour in a positive, empowering and non-threatening manner.

Every employee and contract worker is trained and equipped with the tools to conduct these safety conversations and they take place every day in every Sims Metal Management facility everywhere in the world. At the end of every shift, observed safe and unsafe acts are reported, using our global SHEC database. Root cause analyses of the unsafe acts and injuries are undertaken and corrective actions allocated together with deadlines and responsibilities, firmly aimed at a ‘No Repeat’ outcome. Where deadlines slip, or a proposed action is not performed, the system automatically elevates the issue to the next in line manager, continuing up to senior executive management level, ensuring that appropriate and prompt action is taken. The system also provides many ways for examining the collected data, allowing safety messages and initiatives to remain fresh and focused while providing a great platform for all employees to share safety information and experiences on a global basis. Further supporting this framework are hazard identification (HazReps), job cycle analysis, safety audits and pre-work assessment checks, as well as many other safety initiatives. The Company has a zero tolerance policy towards illegal drugs and alcohol in the workplace and checks are randomly carried out.

While our safety culture is based on the open sharing of ideas in a positive and supportive environment, all employees can, if desired, report any safety concerns anonymously using the Company’s whistleblower reporting systems. Each report triggers an immediate and thorough investigation and, in cases where the Company’s safety culture is not being recognised and respected by employees or others at a facility, appropriate action is considered and taken.

During fiscal 2011, a total of 395,162 safety conversations were undertaken in the seven main categories of ergonomics, housekeeping, people risks, reactions, tools and equipment, personal protection equipment (PPE) and procedures. 95% centred on the encouragement of safe behaviour, with 5% related to unsafe behaviour.

While our journey for a safe workplace is far from over, we continue to head in the right direction. Our Lost Time Frequency Rate (LTIFR) – the number of lost time injuries multiplied by one million and divided by the number of hours worked dropped from 3.2 in fiscal 2010 to 2.7 in fiscal 2011. Equally, the Medically Treated Injury Frequency Rate (MTIFR), similarly defined, fell from 14.2 in fiscal 2010 to 12.4 in fiscal 2011.

The Company also has in place a comprehensive occupational health regime, where pre-employment and regular medical assessments are performed by doctors or licensed healthcare providers. Specific tests such as audiometry, lung function, blood pressure, repetitive strain and others are undertaken as needed to identify possible latent injuries or health issues.

Building on this Company-wide framework, each region implements specific initiatives that enhance that region’s particular circumstances:

North A merica: The main focus of SAAFE in fiscal 2011 was on continual improvement of the safety culture, safety conversations and incident investigations. Supporting these initiatives were improvements to existing safety rules and procedures such as Lock-Out-Tag-Out, Full Protection, and Confined Space Entry, as well as several new procedures, including the development of a ‘Cell phones, Radios and Employee Safety’ policy. The ’Maria Incident’ video, which chronicles a serious employee injury that occurred in our Chicago region, was used to demonstrate how accidents affect the personal lives of people and why it is so important to prevent them. An Employee Safety Perception survey was also conducted, clearly showing how the SAAFE program continues to improve engagement and the feeling of safety within the North American operations.

North America achieved a 36% reduction in lost time injuries, a 35% reduction in days lost associated with those same injuries, and a 9% reduction in the All Accident Frequency Rate (AAFR), when compared to fiscal 2010. The AAFR comprises the LTIFR, MTIFR and minor injuries (being those only requiring first aid) frequency rate.

Europe and SRS Global: In 2010, the UK Metal’s division and SRS global achieved their target of a 50% reduction in AAFR over the preceding two year period – a great, albeit never enough, achievement by our employees. Consequently, a further reduction target of 50% was set for the two year period of 2011 – 2012. It is a testament to our improving safety culture and the commitment of our employees that this two year target has been achieved in its first year.

The SimsMMway was reviewed and re-issued together with associated ‘Tools and Techniques’ refresher training for approximately 500 line and front line managers. The two year strategic safety plan covering 2011 and 2012 and linked to specific site and personal safety plans also remained on track. Among the many safety initiatives in this plan, safe work procedures were reviewed and tested, with employees using Job Cycle Checks to ensure that they are understood and effective in the workplace. A new initiative ‘SAM’ (Stop A Moment) was introduced. This is based around a small pocket card asking 12 questions which must be answered in the affirmative before any task can be commenced. The Company also commenced its comprehensive register of contractors and their safety status, all of which must meet stringent safety standards and induction criteria for access to Company sites.

Finally, the Company undertook a voluntary and anonymous safety survey which showed significant engagement and positive attitude to the Company’s safety culture and initiatives. It is intended that this survey will become a regular part of our ongoing safety dialogue with our employees and will provide important feedback on our safety journey.

Asia Pacific: Fiscal 2011 saw the achievement of project ‘TOM’ – Towards One Million hours worked without a lost time injury, demonstrating the commitment and value placed on safety by our employees. Backed by this success, TOM has been replaced by TIIM, an acronym for Towards 2 Million without a reportable injury, to further our journey towards a ‘zero harm’ workplace.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	21

MANAGING SUSTAINABILITY CONTINUED

While none of our people were hurt in the major floods in Victoria and Queensland or the earthquake in Christchurch, business continuity proved a critical issue and the SHEC teams worked closely with insurers to create a generic business continuity plan that can be implemented following such disasters. To allow better sharing of SHEC information as well as central access and control of relevant procedures and policies, a centralised data base was created and acts as a one stop shop for all information, training material, documents and forms needed by sites to support the various safety initiatives. The Rapid Induct Management system for contractors was also introduced and has proved very successful, requiring all contractors to pass an on-line induction process before being allowed access to any Sims Metal Management sites. In addition, several on-line training programs were developed including Fork Lifting, Transport Drivers, Oxy/Torch Cutting, General Safety Induction, and Drugs and Alcohol in the workplace, with a further six programs underway.

Fiscal 2011 also saw the introduction of the Asia Pacific Critical Elements Audit, which requires a pass rate of more than 85% for any site to operate.

PEOPLE AND DIVERSITY

EMPLOYEE DEVELOPMENT AND RETENTION

Operating in a unique business environment that spans the entire skills set from manual handling, to complex engineering, logistics and commodities trading, our people are the core of our success. At all levels, the dedication and commitment to excellence, together with the cultural and social diversity each one of our employees brings to the Company every working day, is what allows Sims Metal Management to stand out among its peers. Supporting the needs, growth and development of our people is therefore of crucial importance.

During fiscal 2011 we specifically focused on employee engagement, training and increasing the professionalism and capacity of our team.

In order to promote a culture of positive engagement, the Company embarked upon its first global employee survey. The first phase of the survey was targeted at office based employees located in North America, Australia and the European operations. More than 90% of the targeted group responded to the survey giving a response rate notably above external benchmarks. We measured engagement through employee advocacy, commitment, and discretionary effort, with the key drivers being: management, learning and development, pay and benefits, safety, communications, Company mission, values and culture, and resources. As the survey results are shared with the Board and executive teams, we will create action plans to ensure that we provide the best place to work and employ the best people. We will expand the implementation to yard employees in phase 2 of the survey scheduled for fiscal 2012.

Another critical initiative that we enacted in fiscal 2011 was tied to professionalism and capacity building, with initial focus on yard supervisors and managers. Job models were built that include core competencies skills and knowledge, focused on setting the standards for the next five years. Competency assessments that have been completed by the targeted populations and their managers were created, so as to build a baseline for the Company in terms of current and future skills and gaps. Once the assessments were completed, dialogues took place in order to further delineate skill gaps, development needs and strengths, resulting in the creation of individual development plans linked to the performance priorities in our Performance Management Program. Training, mentoring, coaching and development activities are connected to these development plans in order to promote the management of our talent pools and delivered using both internal and external resources with annual formal performance assessments and dialogue.

In a year that saw disastrous floods in Australia, tornados in America and earthquakes in New Zealand which affected not just our operations, but also the communities in which our employees live and work, we established the Sims Metal Management charitable foundation to assist our employees and affected communities to rebuild their lives. The foundation, which acts on applications received by the regional SHEC representatives as assessed by the global SHEC committee, aims to help employees and community organisations that have been badly affected by natural or other disasters.

DIVERSITY

Staff turnover at the Company remained steady and total employee numbers increased by 11% overall in fiscal 2011, largely as a result of new acquisitions. Given that 66% of our workforce is employed in production with its undeniable physical requirements, it remains a challenge to increase the overall number of female employees. Since gender equality and its promotion are clear priorities for Sims Metal Management, it was therefore pleasing that female employee numbers rose by 14% in fiscal 2011 compared to a rise in male employees of 11%. Further commentary on the Company’s diversity steps undertaken in fiscal 2011 can be found in the Corporate Governance Statement in this annual report.

HUMAN RIGHTS

The Company aims to be a respected and responsible corporate citizen and to conduct its business in an honest and ethical manner. It works constructively with the communities in which it operates, as well as other stakeholders. Each of our employees is a representative of the Company and is required to act with courtesy, respect and integrity in all internal and external dealings.

Furthermore, the Company is committed to respecting, promoting and upholding fundamental human rights as set out in the UN Declaration of Human Rights and further defined in the OECD Guidelines for Multinational Enterprises. These commitments, as well as their specific application to our employees, are articulated in our Human Rights Policy, our Community Policy and our Code of Conduct, all available on the Company’s website. Specifically, we recognise and uphold:

•	the right to equal opportunity and non-discrimination;

•	the right to security of persons;

•	the right to a safe and healthy workplace;

•	the right to adequate remuneration; and

•	the legal rights of our people pertaining to the workplaces in the regions in which we operate.

While we aim to foster an honest and open dialogue with our employees, our formal grievance and fair treatment policy and procedures, together with our confidential complaints hotline, ensure that any employee concern is handled promptly, constructively and professionally without fear of retribution.

The Company remains specifically committed to the prohibition and elimination of child and forced and compulsory labour throughout the communities in which it operates, and does not, to the extent of its ability, support products that rely on inappropriate labour processes.

TRAINING AND DEVELOPMENT

Training and development continues to be a major focus for the Company with close to a quarter of a million hours of training delivered in fiscal 2011. This figure reflects corporately delivered training only, with many more hours of on-the-job training to increase operational skills provided. A major part of this training related to safety, reflecting the high priority placed on this issue. Other training, such as anti-harassment, performance management, standardised non-ferrous training to key groups, as well as compliance training such as relating to our Code of Conduct and anti corruption issues, was also delivered. Specific information on the Company’s Code of Conduct and Anti-Corruption Code can be found on page 26. The Company also expanded its web based learning tools, increasing its ability to reach more employees. In further support of our safety initiatives and to strengthen our talent base, communications and listening training to employees in critical functions was also implemented, as were initiatives around leadership, team building, conflict resolution and time management.

In addition, the Company continues to operate a number of well established programs to identify, hire and develop talented graduates in close co-ordination with a number of tertiary organisations. We also actively sponsor various employees seeking higher professional qualifications of relevance to the Company. Our training programs will continue to grow and diversify as we move ahead in fiscal 2012.

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CORPORATE GOVERNANCE STATEMENT

The directors and management of Sims Metal Management are committed to operating the Company’s business ethically and in a manner consistent with high standards of corporate governance. The directors consider the establishment and implementation of sound corporate governance practices to be a fundamental part of promoting investor confidence and creating value for shareholders, through prudent risk management and a culture which encourages ethical conduct, accountability and sound business practices. Sims Metal Management’s corporate governance statement for the 2011 financial year has been prepared with reference to the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations (including 2010 Amendments) (Recommendations). Sims Metal Management has complied with the Recommendations as at 1 September 2011.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1 BOARD OF DIRECTORS

The board is responsible for the corporate governance and overall performance of the Company and the Group and for providing strategic guidance for the Group. The board’s responsibilities encompass the setting of key objectives, monitoring performance and ensuring the Group’s internal control, risk management and reporting procedures are adequate and effective.

1.2 THE ROLE AND RESPONSIBILITIES OF THE BOARD AND SENIOR EXECUTIVES

The role and responsibilities of the board are formally set out in its charter. The board charter identifies the functions reserved for the board and those delegated to senior executives.

The board’s key responsibilities include:

•	overall corporate governance of the Group, including oversight of its control and accountability systems;

•	appointing, removing and appraising the performance of the Group Chief Executive Officer (CEO);

•	monitoring senior management’s performance and implementation of strategy, and ensuring appropriate resources are available;

•	enhancing and protecting the reputation of the Company by reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct, and legal compliance; and

•	approving and monitoring the progress of major capital expenditure, capital management, acquisitions and divestitures, and financial and other reporting.

The board has delegated general authority to manage the businesses of the Company to the CEO, who in turn may delegate functions to other senior management. However, the CEO remains answerable to the board and must comply with any limits on his authority established by the board from time to time.

Letters of appointment have been provided to all non-executive directors, covering responsibilities, time commitments, performance evaluation, indemnity and insurance arrangements, and induction and development. The responsibilities and terms of employment of the CEO, the Group Chief Financial Officer (CFO) and certain other senior executives of the Group are also set out in formal contracts of employment.

1.3 PERFORMANCE EVALUATION OF SENIOR EXECUTIVES

Annual performance objectives are set each financial year for all senior executives of the Group. These performance objectives include both financial and non-financial measures. A year-end appraisal is conducted to assess performance against the executive’s personal priorities and the responsibilities and demands of their role. The outcome of the performance review process is reflected in training and development/executive coaching programs, as needed, and succession planning for each executive, as well as an annual remuneration review. For the 2011 financial year, annual performance reviews were completed in August 2011, in accordance with the process disclosed.

The Remuneration Report on pages 38 to 59 contains further information regarding the process for evaluating the performance of senior executives for the purpose of determining their fixed and variable remuneration.

1.4 EXECUTIVE INDUCTION PROGRAMS

Senior executives are able to attend formal induction programs which provide an overview of the Group, and its key policies and processes. Meetings are arranged with other senior executives in the Group to brief the new executives on the Group’s businesses, strategic objectives, risk management practices and other information necessary to meet the requirements of their roles. Site visits are also arranged to familiarise the executives with the Group’s operations and key operating personnel.

A copy of the board charter is available from the corporate governance section on the Company’s website.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

2.1 COMPOSITION OF THE BOARD

The board charter sets out the composition of the board and relevant criteria for assessing the independence of directors.

The board currently comprises 11 non-executive directors, two of whom were appointed since the end of the 2011 financial year, and one executive director. Details of board members, including their skills, experience, qualifications and terms in office, are set out on pages 34 and 35.

2.2 BOARD ACCESS TO INFORMATION AND INDEPENDENT ADVICE

A director may, at the Company’s expense and subject to prior approval of the Chairperson, obtain independent professional advice relating to his or her duties and obligations as a board member. Board committees may also seek such independent professional advice. To the extent required to enable them to carry out their duties, all directors and board committees also have access to Company information and records and may consult senior management as required.

2.3 INDEPENDENCE OF DIRECTORS

The board charter states that board members shall be considered independent if they do not have any of the relationships identified in Box 2.1 of the Recommendations, and have been determined by the board to be independent, as defined in and to the extent required by the applicable rules of the United States Securities and Exchange Commission (SEC), the listing standards of the New York Stock Exchange, Inc. (NYSE) and other applicable laws and regulations, as they may be amended from time to time.

Having regard to these criteria, the board has determined that Messrs Paul Varello, Michael Feeney, Gerald Morris, Robert Lewon, Norman Bobins, Christopher Renwick, Geoffrey Brunsdon, Jim Thompson and John DiLacqua and Mrs Heather Ridout were independent non-executive directors of the Company either during the 2011 financial year or since their appointment. Mr Daniel Dienst, the CEO, is currently an executive director of the Company.

Mr Paul Sukagawa, a non-executive director, is not considered to be an independent director of the Company as a result of his association with Mitsui & Co., Ltd, which, through its affiliates, owns an 18% shareholding in the Company.

In accordance with Recommendation 2.1, the board has a majority of directors who are independent.

The independence of the directors is regularly reviewed. In accordance with the board charter, all directors must disclose to the board any actual or perceived conflicts of interest, whether of a direct or indirect nature, of which the director becomes aware and which the director reasonably believes may compromise the reputation or performance of the Company.

2.4 CHAIRPERSON

Mr Paul Varello, an independent non-executive director, has held the position of Chairperson of the board since 1 August 2009.

The roles of CEO of the Company and Chairperson of the board are separate, and the Chairperson must not also be the CEO. The Chairperson is responsible for the leadership of the board, establishing the agenda for board meetings, ensuring the board is effective, and chairing board and shareholders’ meetings.

2.5 BOARD PROCESSES

The board charter provides that the board shall meet at least four times per year, and otherwise as it considers necessary. The board met 12 times during the 2011 financial year, including twice for full strategic briefings. Details of directors’ attendances at board meetings in the 2011 financial year are reported on page 36.

To assist directors in enhancing their understanding of the Company’s business, directors are briefed from time to time by members of the executive team on divisional performance and key operational and strategic issues, financial matters, risk management, compliance and governance. The directors are also provided with an explanation of those proposed activities of the Group which require board approval.

The Group Company Secretary is responsible for ensuring that board procedures and policies are followed, and provides advice to the board on corporate governance and regulatory matters. All directors have unrestricted access to the advice and services of the Group Company Secretary.

2.6 BOARD COMMITTEES

The board has established five board committees to assist in the execution of board functions. Each committee has a written charter which is approved by the board and reviewed periodically. The charters of each of the board committees are available on the Company’s website.

Membership of the board committees is set out in the biographies of directors on pages 34 and 35.

Details of directors’ attendance at each committee meeting in the 2011 financial year are set out on page 36.

To enable each of the committees to discharge its responsibilities adequately and effectively, each committee has the authority to retain advisers and external legal counsel as required.

Each committee reports to the board and, following preparation of the minutes of each committee meeting, provides the board with copies of those minutes at the next occasion the board meets.

2.7 NOMINATION/GOVERNANCE COMMITTEE

The Nomination/Governance (Nom/Gov) Committee is responsible for recommending nominees for membership of the board in accordance with the committee’s Policy and Procedures for the Selection and Appointment of New Directors and the Re-election of Incumbent Directors. The Nom/Gov Committee also assesses necessary and desirable competencies of board members.

The Nom/Gov Committee is also responsible for reviewing the corporate governance procedures of the Company and recommending changes to the board as appropriate; developing a plan for board succession, including the succession of the Chairperson of the board and the CEO of the Company, and monitoring succession plans for the Company’s management levels and key resources; and establishing procedures for and overseeing the evaluation of the board.

When considering the mix of skills and diversity which the board is looking to achieve in its membership, the Nom/Gov Committee takes into account the need to have members with relevant industry experience; expertise in particular fields such as financial, human resources and health & safety; and the general skillset and experience required to effectively serve on the board of a global organisation.

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CORPORATE GOVERNANCE STATEMENT

The Nom/Gov Committee has a formal charter, a copy of which is available from the corporate governance section on the Company’s website, approved by the board.

COMPOSITION

The Nom/Gov Committee shall comprise at least three directors of the Company, with a majority being independent. The current members of the Nom/Gov Committee are Messrs Robert Lewon (Chairperson), Paul Varello, Gerald Morris, Michael Feeney, Norman Bobins, Christopher Renwick and Paul Sukagawa, all (other than Mr Paul Sukagawa) independent non-executive directors, and Mr Daniel Dienst. The board may appoint additional directors to the Nom/Gov Committee or remove and replace members of the Nom/Gov Committee by resolution. The Nom/Gov Committee Chairperson shall not be the Chairperson of the board.

MEETINGS OF THE NOMINATION/GOVERNANCE COMMITTEE

The committee charter provides that the Nom/Gov Committee shall meet at least twice each year on a formal basis and additionally as circumstances may require. The Nom/Gov Committee met five times during the 2011 financial year.

2.8 BOARD PERFORMANCE EVALUATION

The Nom/Gov Committee is responsible for establishing procedures and overseeing the evaluation of the board. A formal performance evaluation was conducted involving the directors self-assessing the collective performance of the board. As part of the review process, directors were also asked to assess the board’s composition and structure, and any areas where the board’s effectiveness could be improved. The results of the evaluation, and individual committee assessments, were independently documented and will form the basis for the development of appropriate action plans under the guidance of the Nom/Gov Committee for the 2012 financial year.

2.9 RETIREMENT AND RE-ELECTION OF DIRECTORS

The Nom/Gov Committee considers and nominates to the board candidates for election as directors. The Company’s constitution requires that non-executive directors appointed by the board during the year must offer themselves for election by shareholders at the next Annual General Meeting of the Company. In addition, a non-executive director may not serve without seeking re-election beyond the third Annual General Meeting following the meeting at which the director was last elected or re-elected, or three years, whichever is longer. At least one director, other than the CEO, must retire at each Annual General Meeting. Retiring directors may offer themselves for re-election by the shareholders. The board does not impose a predetermined restriction on the tenure of directors as it considers that this restriction may result in the loss of vital experience and expertise.

2.10 DIRECTOR EDUCATION

A new board member orientation process has been established to provide new directors with an understanding of, and insight into, the industry, Company, management and control environment of the Group. As part of this process, directors receive a new board member orientation binder, meet with key senior executives and are given the opportunity to conduct site visits at significant operational facilities in various locations. Directors may, from time to time, depending on their particular needs, experience and interests, undertake external education seminars and programs at the expense, and with the approval, of the Company.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

3.1 CODE OF CONDUCT

The Company’s Code of Conduct applies to all directors, officers and employees of the Group. It underpins Sims Metal Management’s commitment to integrity, fair dealing and compliance with the law in its business affairs, and sets out expected standards of conduct with respect to all stakeholders, including fellow employees, customers, suppliers, shareholders and the community.

The Code of Conduct is designed to encourage ethical and appropriate behaviour by all Group personnel, and addresses a wide range of responsibilities to stakeholders, including conflicts of interest, security of information, use of Company assets and resources, discrimination and harassment, occupational health and safety, and the prohibition of corrupt conduct and the consequences in the event thereof.

The Code of Conduct encourages employees to raise any matters of concern without fear of retribution. The Company has implemented the Sims Metal Management Ethics & Compliance Hotline to enable employees to report serious misconduct or unethical behaviour within the Group to an external third party. The Company also conducts employee education and compliance programs on a regular basis to help ensure compliance with various laws around the world.

3.2 ANTI-CORRUPTION CODE

In addition to the Code of Conduct, the Company has adopted an Anti-Corruption Code which has been developed to aid Sims Metal Management employees, agents, contractors, consultants and partners in ensuring that they comply at all times with applicable anti-corruption laws and policies. Among other matters, the Code of Conduct sets out the Company’s policy in relation to conflicts of interests, gifts and hospitality, relationships with governments and political contributions.

Copies of the Company’s Code of Conduct and Anti-Corruption Code are available from the corporate governance section on the Company’s website.

3.3 DEALING IN COMPANY SECURITIES

Directors and employees of the Group are bound by the Company’s policy on dealing in the securities of the Company. Under the policy, directors, senior executives and other designated persons may only buy or sell Company securities during the period 24 hours to 28 days after the release of the Company’s yearly, half-yearly or quarterly results announcements or during such period following the conclusion of the Company’s Annual General Meeting, or during the currency of any capital raising prospectus issued by the Company or takeover bid for the Company.

A copy of the Company’s policy titled ‘Dealing in Sims Metal Management Limited Securities’ is available from the corporate governance section on the Company’s website.

3.4 DIVERSITY

Sims Metal Management recognises the value and advantages of having a diversified workforce that reflects the diversity of the communities in which it operates. Accordingly, the Company has adopted a Workplace Diversity Policy, a copy of which can be found on the Company’s website. This policy is designed to support the Company’s organisational core values of respect, integrity and teamwork. The board has responsibility for establishing and monitoring the Company’s overall diversity strategy and policy. The board’s Nomination/Governance Committee has responsibility for monitoring the effectiveness of this policy to the extent it relates to board diversity and for reviewing and recommending any updates to this policy as deemed necessary. The board’s Remuneration Committee has an overarching role to establish measurable objectives for achieving diversity, and to assess annually both the objectives and the Company’s progress in achieving them. The following table shows the objectives in relation to gender diversity that were established for the 2011 financial year and the progress made towards achieving them.

OBJECTIVE	PROGRESS

1. Adopt a Diversity Policy and raise awareness internally (through induction and training) and externally (posting on the Company’s website).	Achieved

2. One female director to be recruited in calendar 2011 and, as retirements permit, at least one further female director within the ensuing two calendar years.	Achieved for calendar 2011

3. Establish a baseline of current female positions Group-wide.	Achieved

The proportion of women employees in the whole organisation and in senior executive positions is set out under the heading ‘Managing Sustainability’ on page 19. There is one female director on the Company’s board.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1 RISK, AUDIT & COMPLIANCE COMMITTEE

The Risk, Audit & Compliance (RAC) Committee assists the board in fulfilling its responsibility to oversee the quality and integrity of accounting, auditing and reporting practices of the Company. In particular, the primary role of the RAC Committee is to assist the board in fulfilling its corporate governance and oversight responsibilities in relation to the Company’s accounting and financial reporting, internal control structure, risk management systems (including the review of risk mitigation, which includes commercial insurance coverage), internal and external audit functions, and compliance with legal and regulatory requirements.

The RAC Committee has a formal charter approved by the board. The RAC Committee reports to the board on all matters relevant to the RAC Committee’s role and responsibilities. The specific functions of the RAC Committee are set out in its charter and include:

•	reviewing and assessing the internal and external reporting of financial information;

•	assessing management processes supporting the integrity and reliability of the Company’s financial and management reporting systems and its external reporting;

•	overseeing the relationship with and performance of the external auditor and assessing the independence of the external auditor; and

•	overseeing the performance of the internal audit function.

The RAC Committee charter establishes a framework for the RAC Committee’s relationship with the internal and external auditor, and a policy has been adopted for the selection and appointment of the external auditor and for rotation of external audit engagement partners.

A copy of the RAC Committee charter is available from the corporate governance section on the Company’s website.

4.2 COMPOSITION

The RAC Committee charter provides for the RAC Committee to have at least three members, all of whom must be non-executive independent directors. The current members of the RAC Committee are Messrs Gerald Morris (Chairperson), Michael Feeney, Geoffrey Brunsdon and John DiLacqua, all of whom are non-executive independent directors. Further, all members must be financially literate and at least one member must have accounting or related financial management expertise. Messrs Morris, Feeney, Brunsdon and DiLacqua satisfy this requirement. Under the RAC Committee charter, a director may not be both the Chairperson of the RAC Committee and the Chairperson of the board.

4.3 MEETINGS OF THE RAC COMMITTEE

In accordance with its charter, the RAC Committee is required to meet at least four times each year on a formal basis, and holds additional meetings as necessary. Meetings are attended by invitation by the other directors, the CEO, the CFO, internal auditors and the external auditor, PricewaterhouseCoopers (PwC).

The RAC Committee met six times during the 2011 financial year. Details of attendance at meetings of the RAC Committee are set out on page 36.

4.4 EXTERNAL AUDITOR

The external auditor is responsible for planning and carrying out the audit of the Group’s annual financial reports and reviewing the Group’s half-yearly financial reports. The auditor provides a written confirmation

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CORPORATE GOVERNANCE STATEMENT

to the Company of its independence in connection with the Company’s financial reports for each half-year and financial year.

The external auditor, PwC, was appointed in 1991. The lead external audit engagement partner is next due for rotation after the 2012 financial year.

The RAC Committee may meet with the external auditor without management being present at any time during each financial year. The external auditor is also provided with the opportunity, on request, to meet with the board of directors without management being present.

The Company has adopted a policy titled “Procedures for the Selection and Appointment of the External Auditors and for the Rotation of External Audit Engagement Partners”, a copy of which is available from the corporate governance section on the Company’s website.

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

5.1 CONTINUOUS DISCLOSURE

The Company is committed to ensuring that the market and its shareholders are provided with complete and timely information. The Company has adopted a Market Disclosure Policy, supplemented by specific procedures, to ensure that it complies with the continuous disclosure obligations imposed by the ASX, and with its disclosure obligations under the rules and regulations of the SEC and the NYSE. A copy of the policy is available from the corporate governance section on the Company’s website.

The Company has formed a Disclosure Committee comprising the CEO (as Chairperson), the CFO and the Group Company Secretary. The committee has a formal charter approved by the board. The primary role of the committee is to manage the Company’s compliance with its continuous disclosure obligations by implementing reporting processes and controls and determining guidelines for the release of disclosable information.

The Group Company Secretary has been appointed as the person responsible for communications with the ASX, SEC and NYSE, which includes overseeing and co-ordinating information disclosure to the ASX, SEC and NYSE.

All announcements provided to the ASX are posted on the Company’s website as soon as practicable after release to the market.

5.2 COMMENTARY ON FINANCIAL RESULTS AND PERIODIC DISCLOSURE

Sims Metal Management strives to provide investors with sufficient information to make an informed assessment of the Company’s activities and results. Results announcements and media/analyst presentations are released to the ASX, SEC and NYSE and made available on the Company’s website. The Annual Report contains an operating and financial review to assist shareholders in understanding the Company’s operating results, business strategies, prospects and financial position.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

6.1 COMMUNICATION WITH SHAREHOLDERS

The Company has adopted a statement on communication with shareholders which is designed to promote effective communication with shareholders and to encourage informed shareholder participation at the Annual General Meeting. A copy of the statement is available from the corporate governance section on the Company’s website.

Where practical, the Company uses technology to facilitate communication with shareholders. The Company’s website includes links to announcements to the ASX and copies of the annual, half-yearly and quarterly reports, notices of meetings, presentations and other information released to the market. By registering with the Company’s registrar, shareholders can receive email notifications when the Company makes an announcement to the ASX, including the release of financial reports. Sims Metal Management’s Annual Report currently remains one of the principal means of communicating with shareholders. The Company also files a report on Form 20-F annually with the SEC.

The Company continues to review and enhance its website and to consider other ways to utilise technology to improve shareholder communication. Webcasts of results briefings allow access by all interested parties.

6.2 SHAREHOLDER MEETINGS

Shareholders have the opportunity to raise matters with the members of the board at the Company’s Annual General Meeting. The external audit firm partner in charge of the Sims Metal Management audit also attends the Annual General Meeting and is available to answer questions from shareholders on audit-related matters.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

7.1 RISK MANAGEMENT FRAMEWORK

The board recognises that the effective management of risk is essential to achieving the Group’s objectives of maximising Group performance and creating long-term shareholder value while meeting its commitments to other stakeholders, including its employees, customers and the wider community.

The Company has adopted a Risk Management Policy and a statement on internal compliance and control systems.

The board is responsible for ensuring that there are adequate policies in place with respect to risk management. The board and senior management are responsible for determining the level of risks acceptable to Sims Metal Management.

To help ensure all risks relevant to the Company are considered, a systematic approach to risk identification is followed. Identifiable risk areas which are considered include:

•	maintaining a safe work environment for the Company’s employees;

•	the safeguarding and efficient use of assets;

•	management of human resources;

•	ensuring the Company complies with its environmental obligations;

•	achieving established objectives and goals;

•	the reliability and integrity of financial and operational information;

•	compliance with internal policies and procedures;

•	compliance with laws and regulations; and

•	changes in the Company’s internal and external environments.

Further details of risks that the Company believes are material to its business operations are referred to in its report on 20-F filed annually with the SEC, a copy of which is available on the Company’s website.

Measures of consequence and likelihood have been determined and are used on a consistent basis.

The Company’s primary risk assessment process comprises a comprehensive annual risk review.

The board is responsible, on the recommendations of the RAC Committee, for ensuring that there are adequate policies in place in relation to internal control systems over financial reporting. The board places considerable importance on maintaining a strong internal control environment. The internal control system is based upon written procedures, policies, guidelines, job descriptions and organisational structures that provide an appropriate division of responsibility. It also relies upon the careful selection and training of key personnel.

Internal control systems are reviewed on an ongoing basis to ensure that the systems are updated to reflect changes in Sims Metal Management’s operations and the environment in which the Company operates. The Company has detailed written documentation covering critical areas. Internal Audit carries out regular systematic monitoring of control activities and reports to the RAC Committee and senior management. In the 2011 financial year, the Company validated its internal controls over financial reporting as required under the Sarbanes-Oxley Act of 2002.

An internal audit plan is prepared, with input from the RAC Committee and senior management, annually by the Global Head of Internal Audit. This annual internal audit plan takes into consideration the findings of an annual risk assessment report prepared by senior management. The RAC Committee approves this annual internal audit plan.

Sustainability reporting is part of, and is integrated into, the Group’s risk management framework. The Group’s sustainability report, which provides stakeholders with an overview of Sims Metal Management’s sustainability performance, is found on pages 8 to 23. The CEO has overall responsibility for Group sustainability matters, and a number of initiatives have been implemented to better enable the Group to measure, monitor and report on its sustainability performance.

SAFETY, HEALTH, ENVIRONMENT & COMMUNITY COMMITTEE

The board has established a Safety, Health, Environment & Community (SHEC) Committee.

The primary role of the SHEC Committee is to provide additional focus and advice to the board on key SHEC issues and to assist the board to fulfil and discharge its SHEC obligations.

The SHEC Committee shall comprise at least three directors of the Company, of whom at least one shall be independent. The SHEC Committee is composed of Messrs Christopher Renwick (Chairperson), Robert Lewon, Paul Sukagawa and Daniel Dienst and Mrs Heather Ridout.

FINANCE & INVESTMENT COMMITTEE

The board has established a Finance & Investment (FIC) Committee. The primary role of the FIC Committee is to review, advise and report to the board on the management of the Company’s financial resources and invested assets, shareholder dividend policy and shareholder dividends, the Company’s capital plan and capital position, debt levels, hedging policies and other financial matters. The FIC Committee also reviews broad investment policies and guidelines for the Group and makes recommendations to the board.

The FIC Committee shall comprise at least three directors of the Company, of whom at least one shall be independent. The FIC Committee is composed of Messrs Norman Bobins (Chairperson), Robert Lewon, Paul Sukagawa, John DiLacqua, Geoffrey Brunsdon, Jim Thompson and Daniel Dienst.

FINANCIAL REPORTING AND INTERNAL CONTROLS

The board has responsibility for reviewing and ratifying internal compliance and control systems.

The RAC Committee reviews the effectiveness and adequacy of internal control processes relating to financial reporting on a regular basis and reports its findings to the board.

Management assumes the primary responsibility for implementing internal controls and for the internal control environment. In accordance with the Company’s policy, each regional President and regional Chief Financial Officer reports every six months to the CEO and the CFO and, if any exceptions, to the RAC Committee, on the operation and effectiveness of key internal controls. Any identified deficiencies in internal controls are followed up and addressed by division management.

In addition, the Company maintains an internal audit function to conduct internal audits and reviews of the Group’s operations.

The RAC Committee reviews the reports from the internal audit function on a regular basis, monitors its scope and resources, and approves the annual internal audit plan.

The Company monitors its control system on a continual basis and, where appropriate, enhances internal control processes to improve their effectiveness.

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CORPORATE GOVERNANCE STATEMENT

7.2 RISK MANAGEMENT ASSURANCE

The CEO and the CFO have stated in writing to the board in respect of the 2011 financial year that the Company’s financial reports present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards.

The board has also received a written statement of assurance from the CEO and the CFO that, in respect of the 2011 financial year, to the best of their knowledge and belief:

1.	the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the board; and

2.	the Group’s risk management and internal compliance and control system for the financial year is operating effectively in all material respects in relation to financial reporting risks.

Due to the geographic spread of the Group’s operations and the extensive delegation of authority and responsibility granted to senior business unit management, the CEO and the CFO, when attesting to the adequacy of the Company’s risk management and internal compliance and control system, rely significantly upon internal audit and the control certification reports received from each regional President and regional Chief Financial Officer regarding compliance with the various risk management, compliance and internal control policies and procedures in the region for which each is responsible.

PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY

8.1 REMUNERATION COMMITTEE

The primary role of the Remuneration Committee (Remco) is to support and advise the board on the implementation and maintenance of coherent, fair and responsible remuneration policies at Sims Metal Management which are observed and which enable it to attract and retain executives and directors who will create value for shareholders of the Company.

Remco has responsibility for, among other things, reviewing and making recommendations to the board on the:

•	remuneration and incentive performance packages of the CEO and direct reports to the CEO;

•	Company’s recruitment, retention and termination policies and procedures;

•	introduction and application of equity-based schemes, including allocations; and

•	level of annual fees paid to the non-executive directors.

8.2 COMPOSITION

Remco shall comprise at least three directors of the Company, with a majority being independent. The Remco Chairperson is appointed by the board, and must be independent. Remco is composed of five independent non-executive directors, Messrs Michael Feeney (Chairperson), Paul Varello, Gerald Morris, Jim Thompson and Geoffrey Brunsdon. The board may appoint additional directors to Remco or remove and replace members of Remco by resolution.

8.3 MEETINGS OF THE REMUNERATION COMMITTEE

Remco has a charter, which provides for Remco to meet at least twice each year on a formal basis and additionally as circumstances may require. Details of the number of Remco meetings held, and attendance at those meetings, during the 2011 financial year are set out on page 36.

A copy of the Remco charter is available from the corporate governance section on the Company’s website.

8.4 DIRECTORS’ REMUNERATION

The Remuneration Report sets out the total remuneration of non-executive and executive directors of the Company. Each of the non-executive directors is entitled to a fee for serving as a director of the Company and an additional fee for serving as Chairperson of a board committee. These fees are inclusive of any compulsory superannuation contributions (where applicable) and any retirement benefits. In general, no additional fees are payable to non-executive directors for other services performed outside the scope of their ordinary duties as a director or committee member.

The maximum aggregate remuneration of non-executive directors is determined by a resolution of shareholders and is then divided between the directors as agreed by the board. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned among non-executive directors is reviewed annually by Remco and recommendations are then made to the board. The board considers advice as to the fees paid to non-executive directors of comparable companies when undertaking the annual review process. When considered appropriate to do so, it will also obtain advice from external consultants.

8.5 REMUNERATION REPORT

The Company’s remuneration policy and procedures in respect of senior executives of the Company and Group are discussed in its Remuneration Report for the 2011 financial year, which is set out on pages 38 to 59.

The Company’s statement prohibiting designated persons from entering into transactions in products associated with Company securities which operate to limit the economic risk of their security holding in the Company over unvested entitlements under any Company equity incentive plans may be found in the Company’s policy titled ‘Dealing in Sims Metal Management Limited Securities’, available from the corporate governance section on the Company’s website.

ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS

		REFERENCE	COMPLY
Principle 1: Lay solid foundations for management and oversight

1.1	Establish and disclose the functions reserved to the board and those delegated to senior executives	1.1, 1.2	✓

1.2	Disclose the process for evaluating the performance of senior executives	1.3, Remuneration Report	✓

1.3	Provide the information indicated in the Guide to reporting on Principle 1	website, 1.1–1.4	✓

Principle 2: Structure the board to add value

2.1	A majority of the board should be independent directors	2.3	✓

2.2	The chair should be an independent director	2.4	✓

2.3	The roles of chair and CEO should not be exercised by the same individual	2.4	✓

2.4	The board should establish a nomination committee	2.6, 2.7, 2.9	✓

2.5	Disclose the process for evaluating the performance of the board, its committees and individual directors	2.8, 2.10	✓

2.6	Provide the information indicated in the Guide to reporting on Principle 2	website, Directors’ Report, 2.1–2.10	✓

Principle 3: Promote ethical and responsible decision-making

3.1	Establish a code of conduct and disclose the code or a summary of the code as to the practices necessary to maintain confidence in the company’s integrity, the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders, and the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	3.1, 3.2	✓

3.2	Establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity and for the board to assess annually both the objectives and progress in achieving them	3.4	✓

3.3	Disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them	3.4	✓

3.4	Disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board	3.4	✓

3.5	Provide the information indicated in the Guide to reporting on Principle 3	website, 3.1–3.4	✓

Principle 4: Safeguard integrity in financial reporting

4.1	The board should establish an audit committee	4.1	✓

4.2	The audit committee should be structured to consist only of non-executive directors, a majority of independent directors and an independent chair (who is not chair of the board), and to have at least three members	4.2	✓

4.3	The audit committee should have a formal charter	4.1	✓

4.4	Provide the information indicated in the Guide to reporting on Principle 4	website, 4.1–4.4	✓

Principle 5: Make timely and balanced disclosure

5.1	Establish and disclose written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance	5.1, 5.2	✓

5.2	Provide the information indicated in the Guide to reporting on Principle 5	website, 5.1, 5.2	✓

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	31

CORPORATE GOVERNANCE STATEMENT

		REFERENCE	COMPLY

Principle 6: Respect the rights of shareholders

6.1	Design and disclose a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings	6.1, 6.2	✓

6.2	Provide the information indicated in the Guide to reporting on Principle 6	website, 6.1, 6.2	✓

Principle 7: Recognise and manage risk

7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies	7.1	✓

7.2	The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively and should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks	7.1, 7.2	✓

7.3	The board should disclose whether it has received assurance from the CEO and CFO that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks	7.2	✓

7.4	Provide the information indicated in the Guide to reporting on Principle 7	website, 7.1, 7.2	✓

Principle 8: Remunerate fairly and responsibly

8.1	The board should establish a remuneration committee	8.1	✓

8.2	The remuneration committee should be structured to consist of a majority of independent directors and an independent chair, and to have at least three members	8.2	✓

8.3	Clearly distinguish the structure of non-executive director remuneration from that of executive directors and senior executives	8.4, Remuneration Report	✓

8.4	Provide the information indicated in the Guide to reporting on Principle 8	website, 8.1–8.5	✓

FINANCIAL REPORT

CONTENTS	Board of Directors		34
	Directors’ Report		36
	Consolidated Income Statements		60
	Consolidated Statements of Comprehensive Income		61
	Consolidated Statements of Financial Position		62
	Consolidated Statements of Changes in Equity		63
	Consolidated Statements of Cash Flows		64
	Notes to the Consolidated Financial Statements
	1	Summary of significant accounting policies	65
	2	Financial risk management	76
	3	Earnings per share	80
	4	Segment information	81
	5	Revenue	83
	6	Other income	84
	7	Expenses	84
	8	Income tax and deferred tax	85
	9	Trade and other receivables	87
	10	Inventory	88
	11	Other financial assets and liabilities	89
	12	Property, plant and equipment	91
	13	Goodwill	91
	14	Intangible assets	93
	15	Trade and other payables	94
	16	Borrowings	94
	17	Provisions	94
	18	Retirement benefit obligations	95
	19	Contributed equity	98
	20	Reserves and retained earnings	99
	21	Dividends	100
	22	Contingencies	101
	23	Commitments	102
	24	Share ownership plans	102
	25	Key management personnel disclosures	106
	26	Remuneration of auditors	109
	27	Business combinations	110
	28	Subsidiaries	111
	29	Investments in associates and jointly controlled entities	115
	30	Related party transactions	117
	31	Parent entity financial information	118
	32	Cash flow information	119
	33	Events occurring after the reporting period	119
	Directors’ Declaration		120
	Independent Auditor’s Report		121
	Auditor’s Independence Declaration		122
	Annual Financial Report Extracts presented in US Dollars		123
	Shareholder Information		127
	Five Year Trend Summary		128

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	33

BOARD OF DIRECTORS

Appointed as a director in November 2005, appointed Deputy Chairman in November 2008 and Chairman in August 2009. Member of the Remuneration Committee and Nomination/ Governance Committee. Mr Varello is Chairman of Commonwealth Engineering and Construction (CEC), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.	Executive Director and Group Chief Executive Officer since March 2008. Member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. Mr Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002–2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ-listed steel service center company until its sale to a private entity. He is a director of other Sims Metal Management Limited subsidiaries and associated companies. He is a graduate of Washington University and received a Juris Doctorate from The Brooklyn Law School.	Appointed as a director in March 2008. Chairman of the Finance & Investment Committee. Mr Bobins was formerly a director of Metal Management, Inc (since 2006). Mr Bobins is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006–2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002–2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr Bobins is the Non-Executive Chairman of The PrivateBank and Trust Company. He is also a director of NICOR, Inc. and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.	Appointed as a director in November 2009. Member of the Risk, Audit & Compliance Committee and Finance & Investment Committee. Until June 2009, Mr Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), a director of APN Funds Management Limited (since November 2009), a director of Macquarie University Hospital, Chairman of MetLife Insurance Limited (since April 2011) and a member of the Takeovers Panel. He was a member of the listing committee of the Australian Securities Exchange between 1993 and 1997 and was a director of Sims Group Limited between 1999 and 2007. He is a Fellow of the Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. Mr Brunsdon is also a director of several non-profit organisations, including Redkite (supporting families who have children with cancer), the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.	Appointed as a director in September 1991. Chairman of the Remuneration Committee and member of the Risk, Audit & Compliance Committee and Nomination/Governance Committee. Mr Feeney was formerly an Executive Director of Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.

PAUL J VARELLO	DANIEL W DIENST	NORMAN R BOBINS	GEOFFREY N BRUNSDON	J MICHAEL FEENEY

BCE (CIVIL ENGINEERING)	BA, JD	BS, MBA	B COMM	B COMM (MARKETING)

CHAIRMAN AND INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 67)	EXECUTIVE DIRECTOR AND GROUP CHIEF EXECUTIVE OFFICER (AGE 46)	INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 68)	INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 53)	INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 65)

Appointed as a director in March 2008. Chairman of the Nomination/Governance Committee and member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. Mr Lewon was formerly a director (since March 2004) of Metal Management, Inc. He has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the company, he was a long-time advisor/consultant to TAMCO, the only steel mill in California.	Appointed as a director in March 2008. Chairman of the Risk, Audit & Compliance Committee and member of the Remuneration Committee and Nomination/ Governance Committee. Mr Morris was formerly a director (since January 2004) of Metal Management, Inc. He previously served as President and CEO of Intalite International N.V., as Chairman and director of Beacon Trust Company, and as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a Certified Public Accountant.	Appointed as a director in June 2007. Mr Renwick is Mitsui’s designated independent director. Chairman of the Safety, Health, Environment & Community Committee and member of the Finance & Investment Committee. Mr Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and director of Coal and Allied Industries Limited (since 2004) and Chairman of the Rio Tinto Aboriginal Fund (since 2004). He previously served as a director of Downer EDI Limited (from 2004 to 2010).	Appointed as a director in November 2009. Mr Sukagawa is Mitsui’s designated representative director. Member of the Finance & Investment Committee and the Safety, Health, Environment & Community Committee. Mr Sukagawa joined Mitsui & Co., Ltd in 1973 and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004–2007), President & CEO of PT. Mitsui Indonesia (2007–2009) and, most recently, since April 2009, Senior Adviser of Mitsui Iron Ore Development.	Appointed as a director in November 2009. Member of the Safety, Health, Environment & Community Committee and the Risk, Audit & Compliance Committee. Mr Thompson was, from 2004 until his retirement in 2007, Executive Vice President – Commercial for The Mosaic Company, one of the world’s largest fertiliser companies, with sales of US$8 billion and some 7,500 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974–2004 in various roles at Cargill, Inc of Minnesota, United States, leading to the position of President of Cargill Steel Group from 1996–2004. During that period, he also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). Mr Thompson is currently a director of Hawkins Chemical, Inc. He has a BS from the University of Wisconsin–Madison.

ROBERT LEWON BS	GERALD E MORRIS BA	CHRIS J RENWICK AM, FAIM, FAIE, FTSE – BA, LLB	M PAUL SUKAGAWA BA	JAMES T THOMPSON BS

INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 68)	INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 79)	INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 68)	NON-INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 60)	INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 61)

The following persons were appointed directors after the date of this report:	John T. DiLacqua – appointed 1 September 2011	Heather Ridout – appointed 1 September 2011

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	35

DIRECTORS’ REPORT

Your directors present their report on the consolidated entity (the “Group”) consisting of Sims Metal Management Limited (the “Company”) and the entities it controlled at the end of, or during, the year ended 30 June 2011.

NAMES AND PARTICULARS OF DIRECTORS

The names of the directors of the Company in office during the whole of the financial year and up to the date of this report, together with their qualifications and experience, are set out on pages 34 and 35 of this Annual Report.

COMPANY SECRETARIES

FRANK MORATTI

B COMM, LLB, MBA (EXECUTIVE)

Mr Moratti was appointed to the position of Company Secretary in 1997. Before joining the Company, he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and, prior to that, worked as a solicitor with a major legal practice.

SCOTT MILLER

BS, MS, JD, PE

Mr Miller was appointed to the position of Company Secretary in 2008. Since joining the Company in 1997, he has held positions as legal counsel and manager for environmental affairs for North American operations. Before joining the Company, he held positions at an environmental mediation firm, as an attorney with a major legal practice, and as a consulting engineer.

DIRECTORS’ MEETINGS

The following table shows the actual board and committee meetings held during the financial year and the number of meetings attended by each director.

	BOARD OF DIRECTORS	RISK, AUDIT & COMPLIANCE COMMITTEE	SAFETY, HEALTH, ENVIRONMENT & COMMUNITY COMMITTEE	REMUNERATION COMMITTEE	FINANCE & INVESTMENT COMMITTEE	NOMINATION/ GOVERNANCE COMMITTEE
Meetings held	12	6	4	3	7	5

P Varello	12	—	—	3	—	5
D Dienst	12	—	4	—	7	5
N Bobins	11	—	—	—	7	—
G Brunsdon	12	6	—	—	7	—
JM Feeney	12	6	—	3	—	5
R Lewon	12	—	4	—	7	5
G Morris	11	6	—	3	—	5
C Renwick	10	—	4	—	6	—
M Sukagawa	12	—	4	—	7	—
J Thompson	12	6	4	—	—	—

DIRECTORS’ INTERESTS

As at the date of this report, the interests of the directors in the shares, options, or performance rights of the Company are set forth below. Shares owned by each director are either in the form of ordinary shares or American Depositary Shares (“ADS”).

	SHARES	OPTIONS OVERSHARES	PERFORMANCE RIGHTS
P Varello (ADS)	74,925	—	—
D Dienst (ADS)	597,293	973,599	529,963
N Bobins (ADS)	54,600	—	—
G Brunsdon	3,870	—	—
JM Feeney	27,789	—	—
R Lewon (ADS)	—	61,500	—
G Morris (ADS)	30,000	143,500	—
C Renwick	3,144	—	—
M Sukagawa	—	—	—
J Thompson (ADS)	5,000	—	—

PRINCIPAL ACTIVITIES

The Group operates predominantly in the secondary metal recycling industry. Its core businesses include:

•	Ferrous secondary recycling, which comprises the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling, which comprises the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

•

Recycling solutions, which comprises the provision of environmentally responsible solutions for the disposal of post-consumer electronic products including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

•	Secondary processing, which comprises a value-added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

REVIEW OF OPERATIONS

A review of the operations of the Group during the financial year and the results of those operations are set out in the Chairman’s and Group Chief Executive Officer’s Review in the annual report and in the press release announcing the results for the financial year as filed with the ASX.

DIVIDENDS

The board determined a 43% franked final dividend of 35.0 cents per share for the financial year to be paid on 21 October 2011. The interim dividend for the financial year was 12 cents per share franked at 42% and was paid on 8 April 2011.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group during the financial year not otherwise disclosed elsewhere in this report.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

The directors are not aware of any items, transactions or events of a material or unusual nature that have arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the Group is set out in the Chairman’s and Group Chief Executive Officer’s Review in the annual report.

ENVIRONMENTAL REGULATION AND GREENHOUSE GAS AND ENERGY DATA REPORTING REQUIREMENTS

The Group is subject to environmental regulations and reporting requirements in Australia and other countries in which it operates. The Group has licenses and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity’s performance in relation to environmental regulation is set out in the annual report.

The Group’s Australian operations are subject to the reporting requirements of both the Energy Efficiency Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007.

The Energy Efficiency Opportunities Act 2006 requires the Company to assess the energy usage of its Australian operations, including the identification, investigation and evaluation of energy saving opportunities, and to report publicly on the assessments undertaken, including what action the Company intends to take as a result. The Group continues to meet its obligations under this Act.

The National Greenhouse and Energy Reporting Act 2007 requires the Group to report its annual greenhouse gas emissions and energy use of its Australian operations. The Group has implemented systems and processes for the collection and calculation of the data required to enable it to prepare and submit its report to the Greenhouse and Energy Data Officer by 31 October 2011.

INSURANCE AND INDEMNIFICATION OF OFFICERS

During the financial year, the Company had contracts in place insuring all directors and executives of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid as such disclosure is prohibited under the terms of the contracts.

SHARE OPTION AND RIGHTS

UNISSUED SHARES

As of the date of this report, there are 4,048,988 share options outstanding and 2,178,242 rights outstanding in relation to the Company’s ordinary shares. Refer to Note 24 of the consolidated financial statements for further details of the options and rights outstanding as at 30 June 2011. Option and right holders do not have any right, by virtue of the option or right, to participate in any share issue of the Company.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	37

DIRECTORS’ REPORT

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS AND VESTING OF RIGHTS

During the financial year, there were 239,733 ordinary shares issued upon the exercise of share options and 123,444 ordinary shares issued in connection with the vesting of rights. Refer to Note 24 of the consolidated financial statements for further details of shares issued pursuant to share-based awards. Subsequent to the end of the financial year and up to the date of this report, 14,916 ordinary shares were issued in connection with vesting of rights.

NON-AUDIT SERVICES

The Company may decide to employ its external auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the financial year are set out in Note 26 of the consolidated financial statements.

The board has considered the position and, in accordance with advice received from the Risk, Audit & Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set forth in Note 26 of the consolidated financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	All non-audit services have been reviewed by the Risk, Audit & Compliance Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 122.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest one hundred thousand dollars, unless otherwise indicated.

REMUNERATION REPORT

REMARKS BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE

Dear Shareholder,

We are pleased to present your Company’s 2011 Remuneration Report and hope that you will find it to be clear, informative and easy to comprehend.

KEY ENHANCEMENTS TO THE REMUNERATION REPORT

Last year, enhancements were made to the Remuneration Report following feedback received from shareholders and shareholder advisory groups. In our continuing effort to address shareholder feedback and make the Remuneration Report more straightforward and transparent, the following additional enhancements were made for the 2011 financial year:

•	The addition of a new diagram on page 41 which illustrates the role of the Board, Remuneration Committee (Committee), management and external advisers.

•	The addition of a new diagram on page 42 which provides a snapshot of the Company’s vision, remuneration principles and remuneration components.

•

The ‘Total Target Remuneration Mix’ table on page 43 has been turned into a chart which now graphically illustrates the elements which make up target remuneration, including the significant portion of remuneration which is ‘at-risk’.

•

Additional transparency and detail in the Short-Term Incentive (STI) Plan table on page 50 around financial performance by comparing business unit performance as measured against threshold and maximum (where applicable) instead of only measured against target.

•	A new Long-Term Incentive (LTI) table on page 51 which more clearly displays the vesting of Rights for each tranche/metric of each Rights grant.

•

The addition of a new table on page 53, ‘Actual Remuneration Outcomes’, which outlines actual remuneration outcomes for the 2011 financial year. This table represents an additional disclosure which is not mandatory, but we feel provides greater transparency for our shareholders.

SUMMARY OF REMUNERATION APPROACH

The Company’s remuneration philosophy is designed to provide a remuneration program that:

•	attracts, motivates and retains the best and brightest of its senior executive, leadership and staff positions;

•	drives the Company’s business strategy of continued growth and success as a major global corporation; and

•	aligns reward opportunities with shareholder interests.

Sims Metal Management operates in over 250 locations across five continents. Given our global scale, it is imperative that our remuneration practices take into account local market practice, particularly in our largest jurisdiction of the United States where we compete for much of our talent and business. Of the six members of your current senior management team (which includes the Executive Director and Senior Executives), four are based in the United States, one is based in the United Kingdom, and one is based in Australia.

FIXED REMUNERATION

In light of our global operations, our executive fixed remuneration levels are benchmarked against a comparator group by Mercer (the Board’s external remuneration adviser). The comparator group includes industry-related companies of a relative size, footprint and complexity, as noted in the report. Adjustments with respect to fixed remuneration were made in the 2011 financial year in accordance with the above, factoring in appropriate benchmarks and executive performance.

VARIABLE PAY

Our variable pay plans use demanding financial and individual performance criteria focused on delivering short-term and long-term value to shareholders. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practice in the United States, the United Kingdom and Australia.

Our STI Plan is a global plan and the 2011 financial year metrics were in alignment with the Company’s strategic plan and its cost of capital. The STI plan for the Executive Director and Senior Executives are weighted 80% towards financial measures and 20% on individual measures to drive and reinforce desired individual behaviours and outcomes. While the Company’s financial performance improved over the 2011 financial year, the STI Plan performance against its overall financial goals came in below target. However, some regions did reach or outperform their target. As such, bonuses were paid to the Executive Director and Senior Executive team in line with the respective performance of the Group or region as applicable, in conjunction with their performance against their individual objectives.

Under our LTI Plan, performance rights and options (or phantom options) are granted to select Company executives consistent with the framework of the awards made to the Executive Director, as approved by shareholders in November 2010. These awards provide meaningful remuneration opportunities aligned with the Company’s share price performance and reflect the importance of retaining the Company’s world-class management team.

The performance rights are nil exercise price options and vest subject to relative total shareholder return (TSR) performance against an industry peer group over a three-to-five-year period. This is consistent with competitive market practice in Australia and the United Kingdom. The options have an exercise price which is equal to the average share price for the five days preceding the grant date. They vest in three equal instalments over a three-year period subject to continued service. The options reward executives for share price growth and only deliver value if the share price exceeds the exercise price at the end of the vesting period. This is consistent with competitive market practice in the United States.

This LTI structure ensures that executives focus on shareholder value creation relative to companies within the Company’s industry, as well as the creation of absolute shareholder value. Under this structure, executives cannot receive their full LTI opportunity unless the Company’s share price has grown in absolute terms and is above the median against its industry peer group. This structure is more rigorous than other structures typically seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can vest if relative TSR performance is strong but no shareholder value has been created.

WORKFORCE DIVERSITY

During the 2011 financial year, in recognition of the value and advantages of having a diversified workforce, the Board approved a Workforce Diversity Policy. Consistent with such policy, as noted on page 41, the Committee now has an overarching role to review and monitor the effectiveness of this policy and its objectives.

We will keep our remuneration policy and practices under constant review as we continue to strive to achieve ‘best practice’ in the alignment of remuneration with corporate strategy and shareholder wealth.

We welcome and value your feedback as we continue to find ways to improve communications with our shareholders.

Yours sincerely,

Michael Feeney

Remuneration Committee Chair

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	39

DIRECTORS’ REPORT

The Directors of Sims Metal Management Limited present the Remuneration Report for the Company and the Group for the 2011 financial year. The information provided in this Remuneration Report has been audited.

The Remuneration Report is set out as follows:

SECTION	DESCRIPTION	PAGE #
A	The Role of the Remuneration Committee	41
B	Executive Remuneration Policy	42
C	Executive Remuneration Framework	43
D	Remuneration Outcomes For Executives During The 2011 Financial Year, Including	49
	Discussion Of The Linkage Between ‘At-Risk’ Remuneration And Company Performance
E	Executive Contracts	54
F	Share-based Payment Disclosures	55
G	Non-Executive Director Remuneration	57

The Remuneration Report outlines the Company’s remuneration philosophy and practices together with details of specific remuneration arrangements that apply to the Company’s Non-Executive Directors, Executive Director and Senior Executives. Together this group constitutes the Key Management Personnel of the Company. Together with Mr Lion, this group also includes the five most highly remunerated executives of the Company and Group as required under the Corporations Act 2001. Individuals who comprise this group are outlined below.

NAME	POSITION
Directors
Paul J Varello	Chairman and Independent Non-Executive Director
Daniel W Dienst	Executive Director and Group Chief Executive Officer
Norman R Bobins	Independent Non-Executive Director
Geoff N Brunsdon	Independent Non-Executive Director
J Michael Feeney	Independent Non-Executive Director
Robert Lewon	Independent Non-Executive Director
Gerald E Morris	Independent Non-Executive Director
Chris J Renwick	Independent Non-Executive Director
M Paul Sukagawa	Non-Independent Non-Executive Director
James T Thompson	Independent Non-Executive Director

Senior Executives
Graham Davy	Chief Executive Officer – European Metals and Sims Recycling Solutions (SRS), Global Operations
Robert Kelman	President – Commercial North America
Robert C Larry	Group Chief Financial Officer
Darron McGree	Managing Director Australia and New Zealand
Alan D Ratner	President – Operations North America

Other Group Executive
Michael Lion[1]	Chairman, Sims Metal Management Asia Limited

1	While Mr Lion is not a key management person, his remuneration has been disclosed as he is one of the five highest remunerated executives of the Company and Group in accordance with the requirements of the Corporations Act 2001.

A: THE ROLE OF THE REMUNERATION COMMITTEE

The primary role of the Committee is to support and advise the Board on the implementation and maintenance of coherent, fair and responsible remuneration policies and practices which are observed by the Company and enable the Company to attract and retain executives and directors who will create value for shareholders of the Company. The Committee’s charter, which is available on the Company’s website at www.simsmm.com, provides further information on the role of the Committee.

The diagram below illustrates the role of the Board, the Committee, management and external advisers (including remuneration consultants) in relation to remuneration.

In recognition of the value and advantages of having a diversified workforce, during the 2011 financial year, the Board approved a Workforce Diversity Policy, which has been posted on the Company website. Consistent with such policy, the Committee also now has an overarching role to:

•	review, note and monitor the effectiveness of this Policy;

•	review and approve the measureable objectives for achieving diversity; and

•	annually review both those objectives and progress in achieving them, including the relative proportion of women at all levels.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	41

DIRECTORS’ REPORT

B: EXECUTIVE REMUNERATION POLICY

Executive remuneration policy

The executive remuneration policy recognises that the Company operates in a global environment and that the Company’s performance depends on the quality of its people.

The policy seeks to ensure alignment between the Company’s remuneration philosophy, its business strategy and the best interest of its shareholders.

Aims of the executive remuneration policy

The primary aim of the Company’s remuneration policy is to attract, motivate and retain high calibre executives. To do so, the Company provides executive remuneration packages that are competitive (referencing market data), and commensurate with employee responsibilities and accountabilities. The diagram below provides a snapshot of the Company’s remuneration principles and its components, and how they support the Company’s overall vision.

C: EXECUTIVE REMUNERATION FRAMEWORK

The executive remuneration framework reflects the international nature of the Company and the fact that we employ executives based throughout the world.

The framework is continually reviewed by the Committee to ensure best practices are followed. The Company also undertakes an annual remuneration review to determine the total remuneration positioning of its executives against the market.

Fixed and variable (‘at-risk’) remuneration mix

In line with the Company’s intent to ensure the executive remuneration framework is aligned to the Company’s performance, a significant portion of the executive’s remuneration is ‘at-risk’. The following chart sets out the target remuneration mix; that is, fixed remuneration (salary/package), target short-term incentive, and long-term incentive for the Executive Director, Group Chief Financial Officer (CFO) and Senior Executives.

Fixed remuneration

Fixed remuneration comprises base salary and benefits.

•	Base salary is determined on an individual basis, taking into consideration the individual’s capability, experience, responsibilities and accountability, as well as external market factors.

•	Benefits programs may include health insurance, life and disability insurance, retirement programs (depending on national government and tax regulations) and car allowances.

Remuneration packages (including fixed components of base salaries and benefits) are reviewed annually. In reviewing any changes to executive remuneration, the Committee references individual performance, as well as market-based comparable positions in public surveys and obtains advice from its external remuneration consultant where necessary.

The Committee retained a remuneration consultant, Mercer, to benchmark executive remuneration against a comparator group, which includes industry-related companies of similar sized revenue and market capitalisation (i.e., from approximately half the Company’s size to twice the Company’s size) with similar geographic footprints and complexity. Adjustments with respect to fixed remuneration were made in accordance with the above factoring in appropriate benchmarks and executive performance. In respect of Mr Davy, the benchmark analysis showed that his remuneration package was out of line with regional market data, specifically in regard to his global responsibility for the SRS division. This was addressed by increasing his package to bring him in line with the regional market data.

There are no guaranteed increases to any components of fixed remuneration for any executives.

‘At-risk’ remuneration

‘At-risk’ remuneration comprises both short-term and long-term incentives. ‘At-risk’ means an absence of certainty regarding the payment of a particular component of remuneration in the event agreed-upon performance hurdles or employment conditions are not met during the performance period. The remuneration of executives is linked to performance through short- and long-term incentives. Details on each of these plans are outlined below.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	43

DIRECTORS’ REPORT

Short-Term Incentive Plan (STI Plan)

Executives are eligible to participate in the Company’s STI Plan.

The table below summarises the key aspects of the STI Plan.

Frequency, timing and form of award	• Executives have an opportunity to earn an annual cash-based incentive based on the achievement of pre-defined targets over the financial year.
	• Individual targets are set on an annual basis.
	• Payment is made in September following the finalisation of the audited financial results.
Target and maximum STI opportunities

•        The STI target opportunity is 130% of fixed remuneration for the Executive Director, 100% of fixed remuneration for Senior Executives and 80% of the annual consulting fee for the Other Group Executive.

	• The STI opportunity ranges from a minimum of nil payment to a maximum opportunity of 200% of the target opportunity for all executives.

Performance measures for the Executive Director and Senior Executives		FINANCIAL MEASURES	INDIVIDUAL MEASURES
	Weighting	80%[1]	20%
	Metrics

Based on ROCCE targets,[2] taking into account Group or business unit cost of capital.

Group Executives – ROCCE is based wholly on overall Group performance.

Regional Executives – ROCCE is based wholly on the results of their own business units.

Individual goals are set in several key performance areas which focus on individual initiatives that are critical to the overall success of the Company. They may include:

•        Safety (i.e., reduction in safety metrics)

•        Implementation of certain aspects of the Company strategic plan

•        Talent Management (i.e., succession planning, management development, etc.)

•        Sustainability

•        Shareholder and community relations

1       The weighting for the Other Group Executive is based 100% on financial measures of the Group.

2       ROCCE is computed as Profit Before Interest and Taxes (PBIT) divided by Average Controlled Capital Employed (CCE).

•        The Company understands the desire for greater transparency of specific targets. However, given the Company’s size and position in the industry, we believe disclosing precise financial/individual performance targets would put us at a competitive disadvantage due to commercial sensitivity. Performance against the financial targets is set out in Section D.

Rationale for performance measures

•        ROCCE has been approved by the Committee as the appropriate financial measure as the Committee believes that ROCCE is a key performance driver of the Group. ROCCE focuses on the effective management of invested capital while encouraging maximisation of operating profits.

•        The Company has chosen relevant individual performance measures to drive and reinforce the desired individual behaviours and outcomes, even in difficult economic and financial times.

Determination of performance measures

•        The financial targets for executives are recommended each year by the Executive Director and reviewed by the Committee for recommendation to the Board for approval. The financial targets for the Executive Director are recommended by the Committee and approved by the Board. The financial targets are determined by taking into consideration stretch performance targets in the context of the economic cycle.

•        Individual measures and targets for Senior Executives are recommended on an annual basis by the Executive Director, and approved by the Committee, taking into consideration the Company’s stretch performance targets. The targets for the Executive Director are recommended by the Committee for approval by the Board.

Assessment of performance against measures

•        Threshold, target and maximum individual award opportunities have been established and vary by position.

•        A minimum ROCCE threshold and individual level of performance must be met for executives to be eligible for payment. Payment between threshold and maximum is then determined by reference to ROCCE and individual performance outcomes against pre-defined targets. Once the threshold hurdle is met, awards are linear in calculation until the maximum hurdle is reached.

•        At the end of the financial year, each executive’s individual performance is assessed based on appropriate ROCCE performance (e.g., overall Group performance or the relevant business unit) and a review of individual performance achievement against pre-defined key performance areas.

•        The individual’s performance is rated on a scale of 0 to 4. Participants must receive a weighted average rating of at least 2.0 (meets expectations) in order to receive target payment based on the individual performance component. A rating below 1.75 results in no award with regard to the individual performance component.

•        Senior Executive performance is assessed by the Executive Director, and recommended payments are considered and, if appropriate, approved by the Committee. For the Executive Director, performance is assessed by the Committee and a recommended payment is approved by the Board.

•        Performance against the financial targets is set out in Section D.

Termination provisions

•        A voluntary termination or termination for cause prior to the last calendar day of the fiscal year will result in no STI being paid for the year unless the Committee determines otherwise.

•        Upon a qualifying cessation (i.e., termination due to death, disability or redundancy), STI performance for the relevant period will be assessed and paid.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	45

DIRECTORS’ REPORT

Long-Term Incentive Plan (LTI Plan)

The Committee believes that executive participation in equity-based incentive plans is a key element which aligns executive and shareholder objectives. The Company’s LTI Plan is the principal means of allowing executives, including the Executive Director and Senior Executives, the opportunity to be rewarded for the Company’s growth in share price and total shareholder return. The LTI Plan provides a direct link between the value created for shareholders, and the reward earned by executives. It also assists in the retention of executives.

The LTI Plan allows for grants of performance rights (rights), options and phantom options. The LTI Plan structure is designed to focus on two key aspects of future performance. First, rights recognise shareholder value creation relative to companies either within the Company’s industry or of a similar nature, as measured by TSR. Second, options (and phantom options where applicable) reflect creation of absolute shareholder value, as recognised by absolute growth in the Company’s share price.

Performance Rights

•        A right is a contractual right to acquire an ordinary share for nil consideration. United States participants have their rights settled in American Depositary Shares (ADSs).

•        Rights reward executives for relative performance as a relative total shareholder return (TSR) hurdle must be satisfied in order for the rights to vest. This reflects common market practice in Australia and the United Kingdom.

•        Due to the correlation with the peer group used in the Company’s relative TSR measure, the Company must outperform its peers regardless of how the broader stock market is performing.

Options

•        An option is a contract that gives the holder the right, but not the obligation, to acquire an ordinary share at a fixed price over a specified period of time. United States participants have their options settled in ADSs.

•        Options reward executives for absolute share price performance. This is because the options only have value if the share price exceeds the exercise price at the end of the vesting period. The options are also subject to a continuous service vesting condition. This reflects common market practice in the United States, where the Company competes for much of its talent and business.

Phantom Options

•        Phantom options operate in the same manner as options; however, they are cash-settled rather than equity-settled. Accordingly, rather than receiving one fully paid ordinary share in the Company upon exercise, the executive receives the value of one fully paid ordinary share in the Company in cash.

•        From 1 July 2010 onwards, phantom options (as opposed to equity-settled options) are offered to participants in Australia and India because of the differing securities laws and taxation treatments in those jurisdictions.

The Board believes that the combined rights/options structure provides an appropriate balance in terms of ensuring that rewards for executives, including the Executive Director, Senior Executives and the Other Group Executive, are competitive, aligned to the Company’s global business and its shareholders, and reflect market practice in Australia, the United States and the United Kingdom. In addition, this structure is more rigorous than other structures commonly seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can vest if relative TSR performance is strong but no shareholder value has been created.

The following table summarises the LTI Plan as it relates to grants made in the 2011 financial year.

		OPTIONS/PHANTOM OPTIONS	RIGHTS

Frequency and timing of awards

•        The Company’s shareholders approved an LTI award for the Executive Director at the Company’s 2010 Annual General Meeting. In conjunction with that meeting, the Committee approved and granted LTI awards for the Senior Executives.

•        Awards are typically made on an annual basis.

Valuation of grants

•        The fair value of rights and options is calculated by Mercer, the Company’s external valuation consultant, at their grant date using a Black-Scholes, Binomial or Monte-Carlo simulation option pricing model as appropriate. See Note 24 of the financial report for assumptions used in determining the fair value.

Treatment of dividends		• Holders of rights and options are not entitled to dividends over the term of the relevant vesting period (and in the case of options, until exercised).

Performance conditions	Performance measure and rationale

•        In order for options to deliver value to participants, the Company’s share price must increase above the exercise price. This aligns the award’s value to absolute growth in shareholder wealth, as measured by share price.

•        In order for rights to vest, the Company’s TSR must be at the 51st percentile or higher against a comparator group of companies. Above the 51st percentile, vesting is prorated, with full vesting occurring at the 75th percentile. TSR aligns the vesting of executive awards to relative shareholder wealth creation.

	Performance period	• Options generally vest in three equal instalments over a three-year period. This vesting schedule reflects common United States practice.[1] • Options expire seven years after the date of grant.

•        Performance is measured over an initial three-year period starting 1 July 2010 through 30 June 2013, with two potential annual re-tests at Year 4 (30 June 2014) and Year 5 (30 June 2015).

•        The potential test at Year 4 and Year 5 will be measured over the extended four-year and five-year periods respectively.

•        Respectful of the feedback from shareholders and shareholder advisory groups, the Board and the Committee continue to maintain a firm belief that re-testing motivates executives to exert an extra level of effort in the years subsequent to the original performance period to bring performance above the median (or higher) of the comparator group. Where executives receive value from the re-test, shareholders will also have experienced enhanced relative shareholder returns in those subsequent years. Accordingly, re-testing has been maintained for the 2011 financial year.

•        Any unvested rights outstanding at the end of Year 5 will immediately lapse.

	Exercise price	• The exercise price of options is set at grant, and is equal to the average closing share price for the five days preceding the grant date[2]	• Nil

1	Each instalment vests following the date the Company announces its annual financial results to the Australian Securities Exchange (ASX) for its 2011, 2012 and 2013 financial years.
2	For United States executives, option awards are not Incentive Stock Options for the purposes of section 422 of the United States Internal Revenue Code.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	47

DIRECTORS’ REPORT

		OPTIONS/PHANTOM OPTIONS	RIGHTS

Performance conditions (continued)	Comparator group	• N/A	• The following companies comprise the current comparator group, chosen from comparable industry sectors:
PEER COMPANIES
			AK Steel	Posco
			Allegheny Technologies	Reliance Steel
			ArcelorMittal	Schnitzer Steel
			BlueScope Steel	Steel Dynamics
			Commercial Metals	The Timken Company
			Mueller Industries	Tokyo Steel
			Nucor	U.S. Steel
			OneSteel	Worthington Industries

	Vesting schedule	• N/A	The vesting schedule against the relative TSR hurdle is:
			TSR GROWTH RELATIVE TO THE COMPARATOR GROUP	PROPORTION OF TSRG RANTVESTING

			Less than 51st percentile	0%
			51st percentile	50%
			51st percentile to 75th percentile	Pro-rata straight line
			75th percentile or higher	100%

Sales restrictions post vesting

•        In prior year awards, executives resident in Australia were restricted from selling or disposing of any shares issued on exercise of rights and options until the Board approved the release of shares, the executive ceased to be an employee or seven years from the grant date. Sales restrictions no longer apply post-vesting for rights and options granted in the 2011 financial year to such participants, due to the change in the award structure (i.e., the transition to phantom options), and due to changes in the tax treatment.

•        To simplify the tax treatment for individuals, no disposal restrictions apply to rights on vesting.

Treatment of awards on termination of employment

•        Where participants resign, or are terminated for cause, awards are forfeited.

•        Where termination of employment is the result of a qualifying cessation (i.e., death, total or permanent disablement, or other circumstances at the discretion of the Board), participants will be entitled to unvested awards in accordance with the original vesting schedule.

•        Unvested awards will continue to be held by participants and tested at the end of the performance period. However, no additional re-testing will be permitted. Any unvested awards lapse at the end of the initial performance period, subject to the Board’s discretion.

Treatment of awards on change of control		• A change in control of the Company may trigger full vesting of awards, subject to Board discretion in certain circumstances.

Special Equity Awards

To recognise significant performance and retention of individual executives, the Board, from time to time, following recommendations from the Committee, grants special equity awards outside the scope of the annual LTI Plan awards.

In acknowledgment of his leadership in growing the Global SRS business, as well as his management of the United Kingdom Metals business, Mr Davy was awarded a special recognition/retention equity award of 28,893 restricted share units on 16 June 2011. The entire equity award vests three years from the date of grant on 16 June 2014, provided that Mr Davy, unless subject to a prior qualifying cessation event, remains an employee of the Group at that date.

In recognition of his re-commitment to the Company, Mr Lion was awarded a signing bonus of 14,127 restricted share units on 9 September 2010. The award vests annually in three equal instalments commencing on 9 September 2011, provided that Mr Lion, unless subject to a prior qualifying cessation event, remains a director of Sims Metal Management Asia Limited on those respective dates.

Guidelines for Group CEO Approval of Discretionary Awards

In the 2011 financial year, the Committee implemented clearly defined Group CEO approval authority limits for individual discretionary cash awards and aggregate discretionary cash and/or equity awards.

With regard to individual awards, any individual discretionary cash award in excess of US$500,000 must be presented to the Committee for approval. With regard to aggregate awards, if the aggregate sum of the cash and/or equity award per occurrence is in excess of the Group CEO Discretionary Capital Expenditure authority (currently US$1,000,000), then it must be presented to the Committee for approval.

Securities Trading Policy

The trading of securities issued to participants pursuant to the Company’s LTI Plan is subject to, and conditional upon, compliance with the terms of the Company’s policy titled ‘Dealings in Sims Metal Management Limited Securities’ (a copy of which is available on the Company’s website at www.simsmm.com). Executives are prohibited from entering into any hedging arrangements over unvested awards under the Company’s LTI Plan. The Company would consider a breach of the insider securities trading policy as a serious misconduct, which may lead to disciplinary action, up to and including dismissal.

D: REMUNERATION OUTCOMES FOR EXECUTIVES DURING THE 2011 FINANCIAL YEAR, INCLUDING DISCUSSION OF THE LINKAGE BETWEEN ‘AT-RISK’ REMUNERATION AND COMPANY PERFORMANCE

Overview of the link between remuneration and performance

In accounting for the Group’s performance and benefits for shareholder wealth, the Committee considers the following indices in respect of the current financial year and the previous four financial years.

	2011	2010	2009[1]	2008	2007
Profit/(Loss) Before Interest and Tax (A$m)	301.1	208.1	(103.0)	692.1	384.9
Diluted EPS (cents)[2]	93.3	64.5	(82.5)	306.3	191.0
Return on Shareholders’ Equity	6.6%	3.9%	(5.3)%	15.5%	20.5%
Total dividends (cents)	47.0	33.0	38.0	130.0	120.0
Share price at 30 June A$	17.65	17.11	26.51	41.69	26.50

1	A$191 million non-cash goodwill impairment charge was made in the 2009 financial year.
2	Diluted EPS for the prior periods have been adjusted to reflect the shares issued in connection with the institutional placement and share purchase program in November and December 2009. See Note 3 of the financial report.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	49

DIRECTORS’ REPORT

PBIT is used as one of the financial performance metrics in setting the STI Plan hurdles as it is this figure divided by Average Controlled Capital Employed that determines ROCCE.

Dividends, share price and return on shareholders’ equity are included in the TSR calculation which is the performance criteria assessed for the LTI Plan. The TSR graph below compares the Company’s TSR against the LTI comparator group (as referenced above) for the five-year period ending 30 June 2011. TSR is the return to shareholders provided by share price appreciation plus dividends (which are assumed to be reinvested in the Company’s shares) expressed as a percentage of the share price at the beginning of the measurement period, adjusted where appropriate for bonus issues, capital consolidation or equivalents.

Short-term incentives

As noted previously, STI Plan measures are based on financial performance (ROCCE) and individual performance measures. The table below outlines 2011 financial year Group and business unit performance against STI Plan ROCCE targets.

NAME	BUSINESS UNIT	ROCCE PERFORMANCE
D Dienst	Group	Above Threshold
G Davy	Global SRS (less United Kingdom SRS)	At Maximum
G Davy	United Kingdom Metals/United Kingdom SRS	Above Threshold
R Kelman	North America Metals	Below Threshold
R Larry	Group	Above Threshold
M Lion	Group	Above Threshold
D McGree	Australia Metals	Above Target
D McGree	New Zealand Metals	Above Threshold
A Ratner	North America Metals	Below Threshold

The following table outlines the proportion of the target STI that was earned and forfeited in relation to the 2011 financial year. Both ROCCE and individual performance influences individual STI payments.

NAME	PROPORTION OF TARGET STI EARNED DURING THE 2010 FINANCIAL YEAR	PROPORTION OF TARGET STI FORFEITED DURING THE 2010 FINANCIAL YEAR	PROPORTION OF TARGET STI EARNED DURING THE 2011 FINANCIAL YEAR	PROPORTION OF TARGET STI FORFEITED DURING THE 2011 FINANCIAL YEAR
D Dienst	20%	80%	95%	5%
G Davy	168%	0%	148%	0%
R Kelman	20%	80%	20%	80%
R Larry	20%	80%	95%	5%
M Lion	0%	100%	93%	7%
D McGree	148%	0%	102%	0%
A Ratner	20%	80%	20%	80%

Long-term incentives

Actual vesting outcomes of the rights granted in the 2008 and 2009 financial years, as a result of the Company’s performance, are outlined in the table below.

	2008 GRANT[1]		2009 GRANT[4]
	% OF RIGHTS THAT VESTED IN 2011 (BASED ON PERFORMANCE OVER INITIAL 3 YEAR PERIOD TO 30 JUNE 2010)	ADDITIONAL % OF RIGHTS THAT WILL VEST IN 2012 (BASED ON PERFORMANCE OVER EXTENDED 4 YEAR PERIOD TO 30 JUNE 2011)	% OF RIGHTS THAT WILL VEST IN 2012 (BASED ON PERFORMANCE OVER THE INITIAL 3 YEAR PERIOD TO 30 JUNE 2011)
Relative TSR	59.6%[2]	0%[3]	0%[5]
Earnings per share (EPS)	0%	0%	Not Applicable	[6]
Earnings before interest, tax, depreciation and amortisation (EBITDA)	56.2%	43.8%	Not Applicable	[6]
		(i.e., the full 100% of
		EBITDA rights will
		become vested )

1	The 2008 rights had an initial performance period from 1 July 2007 to 30 June 2010. They had one re-test on 30 June 2011 and will have a further re-test on 30 June 2012.
2	This equated to a TSR percentile rank of 55.6%.
3	No additional rights will vest in 2012 as the TSR performance rank over the extended four-year period was 54.2%, which was below the initial performance rank of 55.6%.
4	The 2009 rights had an initial performance period from 1 July 2008 to 30 June 2011. They have two potential further test dates, one on 30 June 2012 and one on 30 June 2013.
5	No rights vested as the Company’s TSR percentile rank was 43.8%.
6	The 2009 rights were based on TSR only and did not have an EPS or EBITDA component.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	51

DIRECTORS’ REPORT

Statutory Executive Remuneration Disclosures

Certain Executive Directors and executives (as disclosed below) are not residents of Australia. Their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. Both the amount of any remuneration and any movement in comparison to the prior year may be influenced by changes in the respective currency exchange rates.

			SHORT-TERM BENEFITS				POST- EMPLOYMENT BENEFITS
(A$)	LOCATION	YEAR	CASH SALARY[1]	CASH BONUS[2]		OTHER BENEFITS[3]	PENSION AND SUPER- ANNUATION	OTHER LONG-TERM BENEFITS[4]	TERMINATION BENEFITS	SHARE- BASED PAYMENTS[5]	TOTAL
Executive Directors
D Dienst[6]	USA	2011	1,305,536	1,603,851	[1]	44,043	37,166	—	—	3,473,987	6,464,583
		2010	1,417,073	368,439		394,689	7,507	13,657	—	2,574,459	4,775,824

J Sutcliffe[8]	Australia	2011	—	—		—	—	—	—	—	—
		2010	449,095	387,000		35,209	484,290	1,981,054	1,551,200	1,328,297	6,216,145

Senior Executives
T Bird6, [9]	UK	2011	—	—		—	—	—	—	—	—
		2010	56,192	—		5,714	5,878	—	—	(664,803)	(597,019)

G Davy[6]	UK	2011	449,905	772,880		32,780	26,256	—	—	603,437	1,885,258
		2010	483,361	943,588		34,288	35,273	—	—	899,728	2,396,238

R Kelman[6]	USA	2011	652,768	130,554		36,972	29,482	5,060	—	661,570	1,516,406
		2010	708,536	141,707		204,684	22,257	—	—	724,993	1,802,177

R Larry[6]	USA	2011	652,768	616,866		36,100	31,731	5,060	—	959,237	2,301,762
		2010	708,536	708,536		113,461	20,006	14,001	—	867,373	2,431,913

D McGree	Australia	2011	605,611	720,391		4,401	105,603	21,703	—	575,638	2,033,347
		2010	573,743	1,029,977		21,449	100,580	27,328	—	712,110	2,465,187

A Ratner6, [10]	USA	2011	652,768	130,554		22,221	18,236	—	—	714,755	1,538,534
		2010	708,536	141,707		34,091	7,507	14,001	—	807,306	1,713,148

Total Executive Directors & Senior Executives		2011	4,319,356	3,975,096		176,517	248,474	31,823	—	6,988,624	15,739,890
		2010	5,105,072	3,720,954		843,585	683,298	2,050,041	1,551,200	7,249,463	21,203,613

Other Group Executive
M Lion[7]	Hong Kong	2011	632,527	724,117		128,810	—	—	—	301,890	1,787,344
		2010	556,624	180,043		112,479	—	—	—	—	849,146

1	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.
2	Cash bonus amounts for 2011 and 2010 reflect the amounts accrued for all executives under the 2011 and 2010 STI Plans respectively, except the amount in 2010 for Mr Sutcliffe, and the amount in 2010 for Mr Larry, which included a special bonus. In the case of Mr Lion, the 2011 cash bonus includes a A$202,409 signing bonus and a A$50,602 special bonus relating to the 2010 financial year.
3	Other short-term benefits include auto allowances, health and life insurance benefits, amounts accrued for annual leave during the period and personal security payments (for Mr Dienst). The amounts for Messrs Dienst, Larry and Kelman in 2010 include a one-time payment to buy out accrued annual leave from a discontinued plan for all United States employees. Effective for the 2011 financial year, the Company instituted a Paid Time Off policy for U.S. employees which included a carryover feature of up to two weeks. The amount for Mr Dienst in 2010 also includes a A$172,236 reimbursement for a redundant state tax payment (including gross-up) made due to a state tax jurisdiction dispute.
4	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave and deferred compensation plans.
5	Share-based payments represent the accounting expense (as computed pursuant to AASB 2 (IFRS 2), ‘Share-based Payments’) recognised by the Company for share-based awards.
6	Messrs Dienst, Larry, Ratner and Kelman receive their cash payments in United States dollars. Messrs Bird and Davy receive their cash payments in pounds sterling.
7	Mr Lion is a director of Sims Metal Management Asia Limited. His remuneration has been disclosed as he is one of the five highest remunerated Company and Group executives. He is not a key management person. Payments made in respect of Mr Lion’s services are paid in United States dollars. Mr Lion was not in the top five highest remunerated Company and Group executives in the 2010 financial year.
8	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009.
9	The Company accepted the resignation of Mr Bird on 17 August 2009.
10	Mr Ratner received an overpayment of his car allowance in prior years which resulted in a repayment of A$14,169 in the 2011 financial year. The amounts reflected in the table above represent the actual amounts paid to Mr Ratner in the respective years. No adjustment has been made to reflect the related repayment.
11	Mr Dienst achieved 95% of his target STI opportunity in FY11 compared to 20% of his target STI opportunity in FY10.

Actual Remuneration Outcomes

In order to provide additional transparency, outlined below are the amounts actually received by the Executive Director, Senior Executives and the five highest remunerated executives of the Company and Group during the 2011 financial year (which includes the Other Group Executive).

The statutory remuneration tables, which are prepared consistent with Australian Accounting Standards and the Corporations Act 2001 (Cth), are outlined above.

(A$)	LOCATION	FIXED REMUNERATION[1]	CASH BONUS[2]	LONG-TERM INCENTIVES[3]	TOTAL REMUNERATION

Executive Director
D Dienst[4]	USA	1,386,744	1,603,851	412,416	3,403,011

Senior Executives
G Davy[4]	UK	508,941	772,880	155,158	1,436,979
R Kelman[4]	USA	719,221	130,554	182,472	1,032,247
R Larry[4]	USA	720,599	616,866	216,558	1,554,023
D McGree	Australia	737,317	720,391	87,739	1,545,447
A Ratner[4]	USA	693,225	130,554	236,035	1,059,814

Other Group Executive
M Lion[5]	Hong Kong	761,337	724,117	0	1,485,454

1	Fixed remuneration includes cash salary, other benefits, pension and superannuation, and leave accruals.
2	Cash bonus refers to the executive’s total bonus that was earned in the 2011 financial year and will be paid to the executive in September 2011 following the finalisation of the audited financial results. In the case of Mr Lion, the cash bonus also includes a A$202,409 signing bonus and a A$50,602 special bonus relating to the 2010 financial year.
3	LTI refers to equity allocations granted in prior years that vested during the 2011 financial year. The value has been calculated using the closing share price of the Company’s shares on the vesting date (less any exercise price). It also includes amounts paid out under the deferred compensation plan.
4	Messrs Dienst, Kelman, Larry and Ratner receive their cash payments in United States dollars. Mr. Davy receives his cash payments in pounds sterling.
5	Mr Lion is a director of Sims Metal Management Asia Limited. His remuneration has been disclosed as he is one of the five highest remunerated Company and Group executives. He is not a key management person. Payments made in respect of Mr Lion’s services are paid in United States dollars.

Fixed and actual ‘at-risk’ remuneration for the 2011 financial year

Outlined below is the percentage of the Executive Director, Senior Executives’ and Other Group Executive’s 2011 financial year remuneration which was fixed and ‘at-risk’ based upon the statutory remuneration table. The percentage of the value of their actual total remuneration that consisted of rights and options is also disclosed.

	FIXED REMUNERATION %	‘AT-RISK’ REMUNERATION %	REMUNERATION CONSISTING OF RIGHTS %	REMUNERATION CONSISTING OF OPTIONS %

Executive Director
D Dienst	21	79	37	17

Senior Executives
G Davy	27	73	18	14
R Kelman	47	53	21	22
R Larry	31	69	23	18
D McGree	36	64	14	14
A Ratner	45	55	25	22

Other Group Executive
M Lion	54	46	11	6

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	53

DIRECTORS’ REPORT

E: EXECUTIVE CONTRACTS

Executive Director

The Executive Director’s contract with Metal Management, Inc. (MMI), entered into as of 26 July 2007 was amended as of 1 August 2009 and expires on 30 June 2012. The contract may be extended thereafter on an annual basis, provided however that the Company may terminate the contract at any time for cause.

Consistent with the underlying agreement with MMI, if Mr Dienst is terminated involuntarily other than for cause, then the Company will continue to pay Mr Dienst his fixed remuneration and target bonus for 24 months following termination. All unvested options, share grants, and LTI Plan awards vest upon involuntary termination. The Board recognises that this termination benefit would be considered greater than general Australian investor expectations. This clause is part of a legacy arrangement with MMI and will be addressed in any negotiations between the Executive Director and the Company in respect of the renewal of his contract with effect from 1 July 2012.

Prior to the merger between MMI and the former Sims Group Limited, the MMI Board amended certain grants of restricted shares pursuant to Mr Dienst’s previous employment contract with MMI which caused vesting of such restricted shares upon a change of control.

The amended employment contract with the Company requires that Mr Dienst pays back up to US$3 million (Clawback Amount), amortising over a four-year period, should he resign or terminate his agreement other than for good reason, as defined by the agreement. The amortisation of the Clawback Amount for the 2011 financial year was A$714,383 and has been included as part of Mr Dienst’s remuneration under the heading ‘Share-Based Payments’ in the remuneration table. As at 30 June 2011, the remaining Clawback Amount is A$646,750.

Senior Executives and the Five Highest Remunerated Company and Group Executives

The details of executive contracts for the Senior Executives and the five highest remunerated Company and Group executives are summarised in the following table.

Contract term

•        Messrs Davy and McGree have fixed term contracts with automatic renewal.

•        Mr Larry’s contract expires on 30 June 2012 with no automatic renewal.

•        Messrs Kelman and Ratner do not have employment contracts.

•        Mr Lion’s contract between the Company and Lion Consulting Inc. has a fixed term of five years, which expires on 30 June 2015 with automatic renewal.

Notice period

•        Contracts typically may not be terminated during the fixed term, other than for cause.

•        For Messrs Davy and McGree, after the expiration of their respective terms, the Company must typically provide 12 months prior written notice or payment in lieu of notice. The executive is typically required to provide three months prior written notice to terminate the agreement.

•        For Mr Lion, after the expiration of the term, either party must provide 12 months prior written notice.

Termination provisions (other than for cause)

•        Mr Larry is entitled to receive an amount equivalent to 12 months base salary and all unvested share awards will vest.

•        Messrs Davy and McGree may have their contracts terminated by the Company providing 12 months prior written notice of termination or payment in lieu of notice based on their respective remuneration packages.

Change of control

•        Mr Larry is entitled to an amount equal to two times his fixed remuneration, and all unvested share awards will vest, if his employment is terminated within 12 months of a result of change in control. This clause is part of a legacy arrangement with MMI and will be addressed in any negotiations between Mr Larry and the Company in respect of the renewal of his contract with effect from 1 July 2012.

•        Mr McGree is entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer six months after a takeover of the Company (or if he is terminated within six months of such a takeover).

Redundancy

•        In the event of redundancy, Messrs Davy and McGree are each entitled to the greater of 12 months’ notice or payment in lieu, or a benefit calculated by reference to the Sims Metal Management Redundancy Policy up to a maximum of 18 months’ remuneration depending upon years of service.

F: SHARE-BASED PAYMENT DISCLOSURES

Options provided as remuneration

The following table summarises the terms of outstanding option grants (and phantom option grants where applicable) for the Executive Director, Senior Executives and five highest remunerated Company and Group Executives.

NAME	GRANT DATE	NUMBER GRANTED		EXERCISE PRICE	FAIR VALUE AT GRANT DATE	DATE NEXT TRANCHE CAN BE EXERCISED[1]	EXPIRY DATE	MAXIMUM TOTAL VALUE OF UNVESTED GRANT[2]
Ordinary shares (A$)
G Davy	02 Apr 09	48,950		$17.79	$5.12–$6.43	26 Aug 11	02 Apr 16	$7,375
	23 Nov 09	37,231		$21.95	$6.06–$7.53	26 Aug 11	23 Nov 16	$47,724
	30 Nov 10	42,472		$17.62	$5.32–$6.75	26 Aug 11	30 Nov 17	$150,445

D McGree	02 Apr 09	47,534		$17.79	$5.12–$6.43	26 Aug 11	02 Apr 16	$7,162
	23 Nov 09	46,908		$21.95	$6.06–$7.53	26 Aug 11	23 Nov 16	$60,129
	30 Nov 10	56,562	[3]	$17.62	$3.99–$4.85	26 Aug 11	30 Nov 17	$144,936

ADS (US$)
D Dienst	24 Nov 08	181,654		$8.39	$2.33–$2.82	26 Aug 11	24 Nov 15	$10,472
	23 Nov 09	178,037		$20.57	$6.13–$7.70	26 Aug 11	23 Nov 16	$233,391
	22 Nov 10	203,908		$16.73	$5.41–$6.87	26 Aug 11	22 Nov 17	$727,682

R Kelman	02 Apr 09	87,664		$12.19	$4.11–$5.25	26 Aug 11	02 Apr 16	$10,784
	23 Nov 09	44,914		$20.57	$6.13–$7.70	26 Aug 11	23 Nov 16	$58,877
	30 Nov 10	50,977		$16.98	$5.34–$6.83	26 Aug 11	30 Nov 17	$182,741

R Larry	02 Apr 09	109,580		$12.19	$4.11–$5.25	26 Aug 11	02 Apr 16	$13,480
	23 Nov 09	56,142		$20.57	$6.13–$7.70	26 Aug 11	23 Nov 16	$73,596
	30 Nov 10	63,721		$16.98	$5.34–$6.83	26 Aug 11	30 Nov 17	$228,426

M Lion	30 Nov 10	39,517		$16.98	$5.34–$6.83	26 Aug 11	30 Nov 17	$141,661

A Ratner	02 Apr 09	87,664		$12.19	$4.11–$5.25	26 Aug 11	02 Apr 16	$10,784
	23 Nov 09	44,914		$20.57	$6.13–$7.70	26 Aug 11	23 Nov 16	$58,877
	30 Nov 10	50,977		$16.98	$5.34–$6.83	26 Aug 11	30 Nov 17	$182,741

1	One-third of options granted are eligible to be exercised at this time.
2	No options will vest if the vesting conditions are not satisfied, hence the minimum value of unvested awards is nil. The maximum value of the unvested awards has been determined as the amount of the grant date fair value that is yet to be expensed.
3	Represents a cash-settled phantom option grant.

The following table summarises the option holdings of the Executive Director, Senior Executives and five highest remunerated Company and Group Executives for the 2011 financial year.

NAME	NUMBER OF OPTIONS HELD AT 1 JULY 2010	OPTIONS GRANTED DURING THE FINANCIAL YEAR		OPTIONS EXERCISED DURING THE FINANCIAL YEAR	OPTIONS LAPSED DURING THE FINANCIAL YEAR	NUMBER OF OPTIONS HELD AT 30 JUNE 2011		NUMBER OF OPTIONS VESTED DURING THE FINANCIAL YEAR	NUMBER OF VESTED OPTIONS HELD AT 30 JUNE 2011	VALUE OF OPTIONS GRANTED AS PART OF REMUNERATION AND THAT WERE EXERCISED OR SOLD DURING THE FINANCIAL YEAR
Ordinary shares (A$)
G Davy	86,181	42,472		—	—	128,653		28,726	45,043	—
D McGree	94,442	56,562	[1]	—	—	151,004		31,480	47,325	—
ADS (US$)
D Dienst	769,691	203,908		—	—	973,599	[2]	119,896	590,447	—
R Kelman	132,578	50,977		(58,443)	—	125,112		44,193	14,971	$286,692
R Larry	165,722	63,721		—	—	229,443		55,241	91,767	—
M Lion	0	39,517		—	—	39,517		—	—	—
A Ratner	132,578	50,977		—	—	183,555		44,193	73,414	—

1	Represents a cash-settled option grant.
2	Balance includes 410,000 options which were assumed as a result of the merger with MMI.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	55

DIRECTORS’ REPORT

Rights provided as remuneration

The table below summarises the terms of outstanding rights affecting remuneration in the current or future reporting periods, as well as the percentage of the available grant that was vested and forfeited during the financial year for the Executive Director, Senior Executives and five highest remunerated Company and Group Executives.

NAME	GRANT DATE	NUMBER GRANTED	FAIR VALUE AT GRANT DATE	VESTED %	FORFEITED %	DATE NEXT TRANCHE VESTS	EXPIRY DATE	MAXIMUM TOTAL VALUE OF UNVESTED GRANT[3]
Ordinary shares (A$)
G Davy[1]	25 Sep 07	6,550	$28.04	56.2	—	26 Aug 11	31 Aug 12	—
	25 Sep 07	6,550	$28.04	—		26 Aug 11	31 Aug 12	—
	25 Sep 07	9,737	$24.03	59.6	—	26 Aug 11	31 Aug 12	—
	02 Apr 09	18,312	$15.46	—	—	26 Aug 11	31 Aug 13	$15,171
	23 Nov 09	16,928	$15.97	—	—	31 Aug 12	31 Aug 14	$99,918
	30 Nov 10	18,410	$14.04	—	—	31 Aug 13	31 Aug 15	$177,005
	16 June 11	28,893	$14.60	—	—	16 June 14	16 June 14	$416,070

D McGree	25 Sep 07	12,107	$28.04	—	—	26 Aug 11	31 Aug 12	—
	25 Sep 07	8,998	$24.03	59.6	—	26 Aug 11	31 Aug 12	—
	02 Apr 09	16,313	$15.46	—	—	26 Aug 11	31 Aug 13	$13,515
	23 Nov 09	20,728	$15.97	—	—	31 Aug 12	31 Aug 14	$122,348
	30 Nov 10	24,517	$14.04	—	—	31 Aug 13	31 Aug 15	$235,721

ADS (US$)
D Dienst	24 Nov 08	61,092	$5.70	—	—	26 Aug 11	31 Aug 13	$18,660
	23 Nov 09	197,006	$11.99			31 Aug 12	31 Aug 14	$873,039
	22 Nov 10	271,865	$9.09	—	—	31 Aug 13	31 Aug 15	$1,692,317

R Kelman	25 Sep 07	14,137	$24.33	—	—	26 Aug 11	31 Aug 12	—
	25 Sep 07	10,507	$20.84	59.6	—	26 Aug 11	31 Aug 12	—
	02 Apr 09	38,580	$10.32	—	—	26 Aug 11	31 Aug 13	$21,335
	23 Nov 09	25,531	$11.99	—	—	31 Aug 12	31 Aug 14	$113,142
	30 Nov 10	33,983	$9.29	—	—	31 Aug 13	31 Aug 15	$216,193

R Larry	02 Apr 09	48,225	$10.32	—	—	26 Aug 11	31 Aug 13	$26,669
	23 Nov 09	31,914	$11.99	—	—	31 Aug 12	31 Aug 14	$141,428
	18 Feb 10	5,260	$17.45	100	—	—	—	—
	18 Feb 10	5,261	$16.76	—	—	28 Feb 12	28 Feb 12	$28,915
	18 Feb 10	5,261	$16.11	—	—	28 Feb 13	28 Feb 13	$46,627
	30 Nov 10	42,479	$9.29	—	—	31 Aug 13	31 Aug 15	$270,243

M Lion[2]	09 Sep 10	4,709	$16.24	—	—	09 Sep 11	09 Sep 11	$12,453
	09 Sep 10	4,709	$15.76	—	—	09 Sep 12	09 Sep 12	$40,438
	09 Sep 10	4,709	$15.29	—	—	09 Sep 13	09 Sep 13	$49,481
	30 Nov 10	26,344	$9.29	—	—	31 Aug 13	31 Aug 15	$167,595

A Ratner	14 Mar 08	8,542	$25.27	100	—	—	—	—
	02 Apr 09	38,580	$10.32	—	—	26 Aug 11	31 Aug 13	$21,335
	23 Nov 09	25,531	$11.99	—	—	31 Aug 12	31 Aug 14	$113,142
	30 Nov 10	33,983	$9.29	—	—	31 Aug 13	31 Aug 15	$216,193

1	The Company made a one-time award to Mr Davy on 16 June 2011 as part of a special award as described in Section C.
2	The Company made a one-time award to Mr Lion on 9 September 2010 as part of a signing bonus as described in Section C.
3	No options will vest if the vesting conditions are not satisfied, hence the minimum value of unvested awards is nil. The maximum value of the unvested rights has been determined as the amount of the grant date fair value that is yet to be expensed.

The following table summarises the rights holdings of the Executive Director, Senior Executives and five highest remunerated Company and Group Executives for the 2011 financial year.

NAME	BALANCE AT 30 JUNE 2010	GRANTED	VESTED	FORFEITED	BALANCE AT 30 JUNE 2011
Ordinary shares (A$)
G Davy	58,077	47,303	(9,484)	—	95,896
D McGree	58,146	24,517	(5,363)	—	77,300
ADS (US$)
D Dienst	258,098	271,865	—	—	529,963
R Kelman	88,755	33,983	(6,262)	—	116,476
R Larry	95,921	42,479	(5,260)	—	133,140
M Lion	0	40,471	—	—	40,471
A Ratner	72,653	33,983	(8,542)	—	98,094

G: NON-EXECUTIVE DIRECTOR REMUNERATION

Approach to determining Non-Executive Director (NED) fees

Remuneration for NEDs reflects the Company’s desire to attract, motivate and retain high quality directors and to ensure their active participation in the Company’s affairs for the purposes of corporate governance, regulatory compliance and other matters to maximize shareholder value. The Company aims to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the time commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience.

Approved fee pool

Annual NED fees are determined within an aggregate Directors’ fee pool limit, which is periodically recommended for approval by shareholders. The current pool limit of A$3,000,000 was approved by shareholders at the Company’s 2009 AGM. The Committee feels that this limit continues to be appropriate at this time and therefore no increase to the limit will be sought at the Company’s 2011 AGM.

Base and Committee fee policy

NEDs receive an annual fee, paid either monthly or quarterly, for their services.

NED fees are inclusive of superannuation, where applicable, and are made up of a base fee for each NED, and a base fee for the Chairman of the Board. In addition, the Chairperson of each Board Committee receives a fee for acting in such capacity.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	57

DIRECTORS’ REPORT

As was the case in the 2010 financial year, there was no increase in the fees paid to the NEDs in the 2011 financial year. An increase in NED fees has been approved by the Board for the 2012 financial year and these fees are outlined in the table below.

NED FEES IN A$ (PER ANNUM)	FROM 1 JULY 2011	FROM 1 JULY 2009 TO 30 JUNE 2011
Base fee (Chairman)	450,528	433,200
Base fee (Non-Executive Director)	203,424	195,600
Chairperson, Risk, Audit & Compliance Committee	65,000	60,000
Chairperson, Safety, Health, Environment & Community Committee	35,000	30,000
Chairperson, Remuneration Committee	35,000	30,000
Chairperson, Finance & Investment Committee	35,000	30,000
Chairperson, Nomination/Governance Committee	35,000	30,000

Only a Chairperson of a Board Committee receives additional fees for Committee duties.

NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the Board or when otherwise engaged in the business of the Company in accordance with Board policy.

NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination, or entitlement to termination payments other than as noted below under Retirement benefits.

NED equity arrangements

The Sims Metal Management Deferred Tax Director and Employee Share Plan was discontinued during the 2011 financial year.

NEDs do not participate in any incentive (cash or equity-based) arrangements. Messrs Lewon and Morris hold options as a result of grants made by MMI prior to the merger with the Company in March 2008.

Retirement benefits

The Company’s NEDs’ Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amount for Mr Feeney, the sole remaining NED who had participated in the plan, was frozen and has been indexed at 5% per annum until payment. For Australian resident NEDs, the Company withholds 9% of their fees and contributes on behalf of each such NED to a complying superannuation fund, as required by legislation.

Statutory NED remuneration disclosures

For NEDs who receive payments in foreign currencies, the table below reflects the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment. Accordingly, both the amount of any remuneration and any movement in comparison to the prior year may be influenced by changes in the respective currency exchange rates.

(A$)			SHORT-TERM BENEFITS	POST-EMPLOYMENT BENEFITS
NAME	LOCATION	YEAR	CASH FEES[6]	SUPER- ANNUATION	RETIREMENT BENEFITS	TOTAL
P Varello[1,7]	USA	2011	478,271	—	—	478,271
		2010	511,861	—	—	511,861

N Bobins[1],7	USA	2011	249,073	—	—	249,073
		2010	279,017	—	—	279,017

G Brunsdon[5]	Australia	2011	195,600	17,604	—	213,204
		2010	109,993	10,878	—	120,871

JM Feeney	Australia	2011	225,600	20,304	23,258	269,162
		2010	205,296	20,304	22,150	247,750

M Iwanaga[2,7]	Japan	2011	—	—	—	—
		2010	97,101	—	—	97,101

R Lewon[1,7]	USA	2011	249,073	—	—	249,073
		2010	262,853	—	—	262,853

P Mazoudier[3]	Australia	2011	—	—	—	—
		2010	87,239	8,628	18,773	114,640

G Morris[1,7]	USA	2011	282,193	—	—	282,193
		2010	316,120	—	—	316,120

C Renwick	Australia	2011	225,600	20,304	—	245,904
		2010	205,296	20,304	—	225,600

P Sukagawa[4]	Japan	2011	195,600	—	—	195,600
		2010	119,533	—	—	119,533

J Thompson[1,5,7]	USA	2011	216,145	—	—	216,145
		2010	125,325	—	—	125,325

Total		2011	2,317,155	58,212	23,258	2,398,625
		2010	2,319,634	60,114	40,923	2,420,671

1	Messrs Varello, Bobins, Lewon, Morris and Thompson receive their payments in United States dollars.
2	Mr Iwanaga received his payments in Japanese yen. He retired from the Board 20 November 2009.
3	Mr Mazoudier retired from the Board on 20 November 2009.
4	Mr Sukagawa was appointed to the Board on 20 November 2009 as a representative Director of Mitsui. He is currently employed by a subsidiary of Mitsui and as a result his Director fees are paid to a Mitsui affiliate in Australia.
5	Messrs Brunsdon and Thompson were appointed to the Board on 20 November 2009.
6	Figure shown is after fee sacrifice to superannuation.
7	Fees for the financial year that were paid in United States dollars were converted at a rate of A$1 to US$.9626. Fees paid in Japanese yen were converted at a rate of A$1 to ¥ 101.04, both being the exchange rates set by the Board in July 2008. In July 2011, the Committee determined that fees to be paid in the 2012 financial year in United States dollars will be converted at a rate of A$1 to US$1.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board of Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	Sydney
25 August 2011	26 August 2011

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	59

CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

	NOTE	2011 A$M	2010 A$M	2009 A$M

Revenue	5	8,852.9	7,458.5	8,641.0

Other income	6	42.5	25.2	33.7
Raw materials used and changes in inventories	10	(6,693.2)	(5,344.3)	(6,272.6)
Freight expense		(715.1)	(716.0)	(919.3)
Employee benefits expense		(409.7)	(433.0)	(592.4)
Depreciation and amortisation expense	7	(130.6)	(143.9)	(170.8)
Repairs and maintenance expense		(123.5)	(111.7)	(147.8)
Other expenses		(548.5)	(538.4)	(542.2)
Finance costs	7	(27.1)	(16.4)	(21.5)
Goodwill impairment charge	13	—	—	(191.1)
Share of pre-tax profit of investments accounted for using the equity method	29	29.5	14.5	60.8

Profit/(loss) before income tax		277.2	194.5	(122.2)

Income tax expense	8	(85.1)	(67.8)	(28.1)

Profit/(loss) for the year		192.1	126.7	(150.3)

		A¢	A¢	A¢
Earnings/(loss) per share:
Basic	3	93.9	64.9	(82.5)
Diluted	3	93.3	64.5	(82.5)

The consolidated income statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2011

	NOTE		2011 A$M	2010 A$M	2009 A$M
Profit/(loss) for the year			192.1	126.7	(150.3)

Other comprehensive (loss)/income
Changes in the fair value of other financial assets, net of tax	20		0.8	(0.8)	—
Changes in the fair value of derivatives held as cash flow hedges, net of tax	20		0.5	(1.1)	0.9
Exchange differences on translation of foreign operations, net of tax	20		(523.9)	(121.3)	337.1
Actuarial gain/(loss) on defined benefit plans, net of tax	18	(e)	2.8	(2.7)	(5.4)

Other comprehensive (loss)/income for the year, net of tax			(519.8)	(125.9)	332.6

Total comprehensive (loss)/income for the year			(327.7)	0.8	182.3

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	61

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2011

	NOTE	2011 A$M	2010 A$M

Assets
Current assets
Cash and cash equivalents	32	165.5	132.3
Trade and other receivables	9	606.7	576.2
Inventory	10	978.5	776.9
Other financial assets	11	15.8	8.7

Total current assets		1,766.5	1,494.1

Non-current assets
Receivables	9	9.6	7.9
Investments accounted for using the equity method	29	310.3	369.5
Other financial assets	11	2.7	21.4
Property, plant and equipment	12	865.5	925.8
Retirement benefit assets	18	0.9	—
Deferred tax assets	8	99.4	74.1
Goodwill	13	988.7	1,151.7
Other intangible assets	14	136.2	195.2

Total non-current assets		2,413.3	2,745.6

Total assets		4,179.8	4,239.7

Liabilities
Current liabilities
Trade and other payables	15	747.3	614.2
Borrowings	16	0.5	0.6
Other financial liabilities	11	5.8	5.0
Current tax liabilities		32.6	23.2
Provisions	17	37.1	31.1

Total current liabilities		823.3	674.1

Non-current liabilities
Payables		3.7	3.3
Borrowings	16	291.2	116.6
Deferred tax liabilities	8	119.6	133.7
Provisions	17	18.6	22.2
Retirement benefit obligations	18	2.9	11.0

Total non-current liabilities		436.0	286.8

Total liabilities		1,259.3	960.9

Net assets		2,920.5	3,278.8

Equity
Contributed equity	19	2,817.9	2,795.2
Reserves	20	(446.3)	58.1
Retained earnings	20	548.9	425.5

Total equity		2,920.5	3,278.8

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2011

	NOTE	CONTRIBUTED EQUITY A$M	RESERVES A$M	RETAINED EARNINGS A$M	TOTAL EQUITY A$M
Balance at 1 July 2008		2,325.9	(174.3)	682.3	2,833.9
Loss for the year		—	—	(150.3)	(150.3)
Other comprehensive income		—	338.0	(5.4)	332.6

Total comprehensive income for the year		—	338.0	(155.7)	182.3

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(186.5)	(186.5)
Share-based payments		0.4	2.3	—	2.7
Dividend reinvestment plan	21	26.6	—	—	26.6

		27.0	2.3	(186.5)	(157.2)

Balance at 30 June 2009		2,352.9	166.0	340.1	2,859.0

Profit for the year		—	—	126.7	126.7
Other comprehensive loss		—	(123.2)	(2.7)	(125.9)

Total comprehensive income for the year		—	(123.2)	124.0	0.8

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(38.6)	(38.6)
Share-based payments		0.5	15.3	—	15.8
Issue of shares under institutional placement	19	391.4	—	—	391.4
Issue of shares under share purchase plan	19	41.2	—	—	41.2
Dividend reinvestment plan	21	9.2	—	—	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.1	425.5	3,278.8

Profit for the year		—	—	192.1	192.1
Other comprehensive loss		—	(522.6)	2.8	(519.8)

Total comprehensive loss for the year		—	(522.6)	194.9	(327.7)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(71.5)	(71.5)
Share-based payments		3.6	18.2	—	21.8
Dividend reinvestment plan	21	19.1	—	—	19.1

		22.7	18.2	(71.5)	(30.6)

Balance at 30 June 2011		2,817.9	(446.3)	548.9	2,920.5

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	63

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2011

	NOTE	2011 A$M	2010 A$M	2009 A$M
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		8,776.0	7,230.3	9,232.8
Payments to suppliers and employees (inclusive of goods and services tax)		(8,564.2)	(7,305.1)	(8,475.6)
Interest received		3.2	2.8	2.3
Interest paid		(21.9)	(16.2)	(20.9)
Dividends received from associates and jointly controlled entities	29	15.8	19.6	41.5
Insurance recoveries		7.6	1.0	12.3
Income taxes (paid)/refunded		(57.9)	20.1	(238.0)

Net cash inflow/(outflow) from operating activities	32	158.6	(47.5)	554.4

Cash flows from investing activities
Payments for property, plant and equipment	12	(142.8)	(120.9)	(187.5)
Payments for acquisition of subsidiaries, net of cash acquired	27	(105.8)	(113.4)	(76.0)
Payments for other financial assets		(28.3)	(22.8)	—
Proceeds from sale of other financial assets		54.8	—	—
Proceeds from sale of property, plant and equipment		3.9	8.1	5.5
Proceeds from sale of subsidiaries		—	—	39.7
Loan to a third party		(10.2)	—	—
Proceeds from repayment on a third party loan		3.3	—	—
Return of capital from jointly controlled entities	29	—	0.4	3.6

Net cash outflow from investing activities		(225.1)	(248.6)	(214.7)

Cash flows from financing activities
Proceeds from borrowings		3,177.7	3,009.9	1,847.3
Repayment of borrowings		(2,997.8)	(3,051.1)	(2,112.6)
Fees paid for loan facilities		(6.9)	(3.2)	(2.0)
Proceeds from issue of shares		3.6	441.9	0.4
Transaction costs associated with issue of shares		—	(8.8)	—
Dividends paid	21	(52.4)	(29.4)	(159.9)

Net cash inflow/(outflow) from financing activities		124.2	359.3	(426.8)

Net increase/(decrease) in cash and cash equivalents		57.7	63.2	(87.1)
Cash and cash equivalents at the beginning of the financial year		132.3	69.5	133.5
Effects of exchange rate changes on cash and cash equivalents		(24.5)	(0.4)	23.1

Cash and cash equivalents at the end of the financial year	32	165.5	132.3	69.5

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(A) REPORTING ENTITY

Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the year ended 30 June 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The consolidated financial statements are presented in Australian dollars (A$), which is the Group’s presentational currency.

(B) BASIS OF PREPARATION

The consolidated financial statements are general purpose financial statements which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Urgent Issues Group Interpretations (“UIGI”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).

COMPLIANCE WITH IFRS

The consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”).

HISTORICAL COST CONVENTION

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities, and liabilities for cash-settled share-based payments which are measured at fair value.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest one hundred thousand dollars, unless otherwise indicated.

(C) CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows:

INVENTORIES

The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing market conditions.

TAXATION

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profit.

Assumptions about the generation of future taxable profit depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred income tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(C) CRITICAL ACCOUNTING ESTIMATES (CONTINUED)

IMPAIRMENT OF GOODWILL AND INTANGIBLES WITH INDEFINITE USEFUL LIVES

Annually, the Group tests whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated in Note 1(u). For goodwill impairment testing, the recoverable amounts of the cash generating units (“CGUs”) have been determined based on the higher of either value-in-use or fair value less costs to sell calculations. These calculations require the use of assumptions. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.

SHARE-BASED PAYMENTS AND DEFINED BENEFIT PLANS

Notes 18 and 24 outline the significant assumptions made when accounting for defined benefit plans and share-based payments. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to profit or loss.

(D) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

A number of new accounting standards have been issued but are not yet mandatory for the year ended 30 June 2011. The Group has elected to not early adopt any of these new standards or amendments.

TITLE	IFRS EQUIVALENT REFERENCE	IMPACT ON THE GROUP	GROUP ADOPTION DATE
Revised AASB 124 Related Party Disclosures	Amendments to IAS 24	No material impact	1 July 2011

AASB 2009-14 Amendments to Australian Interpretations – Prepayments of a Minimum Funding Requirement	IFRIC 14	No material impact	1 July 2011

AASB 2010-6 Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets	Amendment to IFRS 7	No material impact	1 July 2011

AASB 1054 Australian Additional Disclosures	–	No material impact	1 July 2011

AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project	–	No material impact	1 July 2011

Revised AASB 101 Presentation of Financial Statements	Revised IAS 1	No material impact	1 July 2012

AASB 9 Financial Instruments[2]	IFRS 9	Not yet assessed	1 July 2013

AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010)	IFRS 9 (December 2010)	Not yet assessed	1 July 2013

Consolidated Financial Statements[1]	IFRS 10	Not yet assessed	1 July 2013

Joint Arrangements[1]	IFRS 11	Not yet assessed	1 July 2013

Disclosure of Interests in Other Entities[1]	IFRS 12	Not yet assessed	1 July 2013

Separate Financial Statements (2011)[1]	Revised IAS 27	Not yet assessed	1 July 2013

Investments in Associates and Joint Ventures (2011)[1]	Revised IAS 28	Not yet assessed	1 July 2013

Fair Value Measurement[1]	IFRS 13	Not yet assessed	1 July 2013

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosures	–	No material impact	1 July 2013

Employee Benefits[1,3]	Revised IAS 19	Not yet assessed	1 July 2013

1	These standards have not yet been adopted by the AASB.
2	While the Group has not yet assessed the impact of this standard, when adopted, this standard could change the classification and measurement of financial assets.
3	While the Group has not yet assessed the impact of this standard, when adopted, this standard will lead to significant changes to the recognition and measurement of defined benefit pension expense and to the disclosures for all employee benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(E) PRINCIPLES OF CONSOLIDATION

(I) SUBSIDIARIES

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(II) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (EQUITY ACCOUNTED INVESTEES)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognised at cost. The cost of the investment includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of the equity accounted investees profits or losses are recognised in the income statement, and its share of movements in reserves, when applicable, is recognised in the statement of comprehensive income. Adjustments are made to align the accounting policies of the equity accounted investees with those of the Group. The Group discontinues the use of the equity method when significant influence or joint control ceases.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Unrealised gains on transactions between the Group and its equity accounted investee are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(III) JOINT VENTURE OPERATIONS

A joint venture operation is a joint venture in which the venturers have joint control over assets contributed to or acquired for the purpose of the joint venture. A joint venture operation does not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint venture operations is incorporated into the Group’s consolidated financial statements under the appropriate headings.

(IV) CHANGES IN OWNERSHIP INTERESTS

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a jointly controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(F) BUSINESS COMBINATIONS

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred to the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(F) BUSINESS COMBINATIONS (CONTINUED)

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets of the subsidiary acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified as either equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(G) FOREIGN CURRENCY TRANSLATION

(I) FUNCTIONAL AND PRESENTATION CURRENCY

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars which is the Company’s functional and presentation currency.

(II) TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in other comprehensive income.

(III) GROUP COMPANIES

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	statement of financial position items are translated at the closing rate at the date of that statement of financial position;

•

income statement items and statement of comprehensive income items are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case they are translated at the date of the transaction); and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, borrowings and other financial instruments designated as hedges of such investments, or borrowings that qualify as quasi-equity loans, are recognised in other comprehensive income. When a loss of control occurs over a foreign operation, a proportionate share of such exchange differences is reclassified to profit or loss as part of the gain or loss on disposal where applicable. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(H) REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as freight expense in the income statement.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.

Revenue is recognised for the major business activities as follows:

(I) SALE OF GOODS

Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of goods to the customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods have been determined, the price is fixed and generally title has passed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(II) SERVICE REVENUE

Service revenue principally represents revenue earned from the collection of end-of-life post-consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.

(III) INTEREST INCOME

Interest income is recognised on an accrual basis using the effective interest method.

(IV) DIVIDEND INCOME

Dividends are recognised when the right to receive payment is established.

(I) GOVERNMENT GRANTS

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to other income in the income statement on a straight-line basis over the expected lives of the related assets.

(J) INCOME TAX

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates provisions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Entities within the Group may be entitled to claim special tax deductions for investments in qualifying assets (investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognised for unclaimed tax credits that are carried forward as deferred tax assets.

(K) LEASES

Leases are classified at their inception as either finance or operating leases based on the economic substance of the arrangement so as to reflect the risks and benefits incidental to ownership. Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The Group does not have any significant finance leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(K) LEASES (CONTINUED)

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.

(L) SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer (“CEO”) who is the chief operating decision maker. Details on the Group’s segments are set out in Note 4.

(M) IMPAIRMENT OF ASSETS

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.

(N) CASH AND CASH EQUIVALENTS

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(O) TRADE AND OTHER RECEIVABLES

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days following shipment, except in the case of certain ferrous shipments made to export destinations which are generally secured by letters of credit that are collected on negotiated terms but generally within 10 days of shipment.

Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written-off by reducing the carrying amount directly. An allowance account (a provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Indicators of impairment would include significant financial difficulties of the debtor, likelihood of the debtor’s insolvency default or delinquency in payment or a significant deterioration in creditworthiness. The amount of the impairment provision is recognised in profit or loss within other expenses.

When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in profit or loss.

(P) INVENTORY

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Stores consist of consumable and maintenance stores and are valued at the lower of cost and net realisable value. Cost is determined using weighted average costs.

(Q) NON-CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in profit or loss.

(R) INVESTMENTS AND OTHER FINANCIAL ASSETS

Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at the end of each reporting date.

(I) FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the statement of financial position.

(II) LOANS AND RECEIVABLES

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets.

(III) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any other category. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long-term.

Financial assets – reclassification

The Group may choose to reclassify a non-derivative trading financial asset out of the held-for-trading category if the financial asset is no longer held for the purpose of selling it in the near-term. Financial assets other than loans and receivables are permitted to be reclassified out of the held-for-trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held-for-trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.

Recognition and derecognition

Regular purchases and sales of financial assets are recognised on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in other comprehensive income are reclassified to profit or loss.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(R) INVESTMENTS AND OTHER FINANCIAL ASSETS (CONTINUED)

(III) AVAILABLE-FOR-SALE FINANCIAL ASSETS (CONTINUED)

Subsequent measurement

Loans and receivables are carried at amortised cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in profit or loss within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the right to receive payments is established.

Details on how the fair value of financial instruments is determined are disclosed in Note 11.

Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is reclassified from equity and recognised in profit or loss as a reclassification adjustment. Impairment losses recognised in profit or loss on equity instruments classified as available-for-sale are not reversed through profit or loss.

If there is evidence of impairment for any of the Group’s financial assets carried at amortised cost, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not been incurred. The cash flows are discounted at the financial asset’s original effective interest rate. The loss is recognised in profit or loss.

(S) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:

•	Buildings – 25 to 40 years

•	Plant and equipment – 3 to 20 years

•	Leasehold improvements – lesser of life of asset or life of the lease

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(m). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in profit or loss.

(T) DERIVATIVES AND HEDGING ACTIVITIES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or (ii) hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (“cash flow hedges”).

Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses and are classified in the statement of financial position as a current asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 11. Movements in the hedging reserve in equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

(I) FAIR VALUE HEDGE

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(II) CASH FLOW HEDGE

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income and accumulated in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for instance, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in profit or loss within revenue.

Where the hedged item is the cost of a non-financial asset or liability, such as a forecast transaction for the purchase of property, plant and equipment, the amounts recognised within other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to profit or loss.

(U) GOODWILL AND INTANGIBLE ASSETS

(I) GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/ associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments accounted for under the equity method. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

(II) TRADE NAME

Trade name relates principally to the “Metal Management” trading name. This intangible asset has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trade name over its estimated useful life, which is 20 years.

(III) SUPPLIER RELATIONSHIPS AND CONTRACTS

Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships and contracts are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.

(IV) PERMITS

Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses. Permits that relate to facilities that close or relocate are written-off to nil at the time the facility is closed or relocated.

(V) TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of a financial year which are unpaid. The amounts are unsecured and are usually payable within 30 days of recognition.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(W) BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised to finance costs on a straight-line basis over the term of the loan facility.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(X) BORROWING COSTS

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as expenses in the period in which they are incurred.

(Y) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(Z) EMPLOYEE BENEFITS

(I) SALARIES AND ANNUAL LEAVE

Liabilities for salaries and annual leave expected to be settled within 12 months of the end of the period in which employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave is recognised in the provision for employee benefits and the liability for salaries is recognised in other payables.

(II) LONG SERVICE LEAVE

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period in which the employees render the related service. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(III) SUPERANNUATION, PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.

For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the cost is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to profit or loss so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. An asset or liability is consequently recognised in the statement of financial position based on the present value of the defined benefit obligation at the end of the reporting period, less any unrecognised past service costs and the fair value of plan assets at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

The present value of the defined benefit obligation is calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.

(IV) TERMINATION BENEFITS

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits due more than twelve months after the end of the reporting period are discounted to present value.

(V) SHARE-BASED PAYMENTS

Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value of the amount payable is recognised as an employee benefit expense with a corresponding increase to a liability. The liability is re-measured each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as an employee benefit expense in profit or loss.

The fair value at grant date is independently determined using either a binomial model or a Monte-Carlo simulation model. The model takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At the end of each reporting period, the Group revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in profit or loss with a corresponding adjustment to equity.

(AA) CONTRIBUTED EQUITY

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(AB) DIVIDENDS

A provision is made for the amount of any dividends declared on or before the end of the reporting period but not distributed at the end of the reporting period.

(AC) EARNINGS PER SHARE (“EPS”)

Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(AD) GOODS AND SERVICES OR OTHER VALUE-ADDED TAXES (“GST”)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority are presented as operating cash flows.

(AE) PARENT ENTITY FINANCIAL INFORMATION

The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(I) INVESTMENTS IN SUBSIDIARIES

Investments in subsidiaries are accounted for at cost in the financial statements of the Company. Dividends received from subsidiaries are recognised in the Company’s profit or loss, rather than being deducted from the carrying amount of the investments.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(AE) PARENT ENTITY FINANCIAL INFORMATION (CONTINUED)

(II) TAX CONSOLIDATION LEGISLATION

The Company and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate the Company for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Company under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amount receivable/payable under the tax funding agreement is due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

Assets or liabilities arising under the tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from, or payable to, other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

NOTE 2 – FINANCIAL RISK MANAGEMENT

In the normal course of business, the Group’s activities expose it to the following financial risks:

•	market risk (including interest rate risk, foreign exchange risk and commodity price risk);

•	credit risk; and

•	liquidity risk.

This note presents information about the Group’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and their management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group’s overall financial risk management strategy seeks to mitigate these risks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.

Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

The Risk, Audit & Compliance Committee (“RAC”) of the Board oversees on a quarterly basis the monitoring of compliance by management with the Group’s risk management framework. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are also reported to the RAC.

(A) MARKET RISKS

Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.

(I) INTEREST RATE RISK

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Group’s main exposure to interest rate risk arises from borrowings at variable interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group’s borrowings are sourced primarily from domestic but also offshore markets. The Group’s borrowings consist primarily of foreign currency denominated borrowings and are managed in accordance with targeted currency, interest rate, liquidity and debt portfolio maturity profiles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Specifically, interest rate risk is managed on the Group’s net debt portfolio by:

•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which generally involve a LIBOR rate plus a margin.

The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2011 was 2.5% (2010: 2.1%). If interest rates had increased by 100 basis points as at the balance date with all other variables held constant, post-tax profit for the year ended 30 June 2011 would have been A$2.0 million lower (2010: A$0.8 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.

(II) FOREIGN EXCHANGE RISK

The Group operates internationally and is exposed to foreign exchange risk, primarily with respect to transactions settled in US dollars. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.

The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in US dollars, British pounds, Euros and Australian dollars.

In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at predetermined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. On a limited basis, the Group also utilises option contracts to hedge its foreign currency exposure. The Group does not hedge its exposure to recognised assets and liabilities.

Financial assets and liabilities

Financial assets and liabilities denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to profit or loss. The table below shows the carrying amount of the Group’s foreign currency denominated financial assets and liabilities at the end of the reporting period.

	NET FINANCIAL ASSETS/(LIABILITIES)
CURRENCY:	2011 A$M	2010 A$M
US dollar	136.1	69.5
Euro	52.4	16.4
British pound	(1.1)	0.8

The table below shows the impact of a 10% appreciation of the relevant currency against the Australian dollar for the balances above with all other variables held constant. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2011 A$M	2010 A$M	2011 A$M	2010 A$M	2011 A$M	2010 A$M
Impact on post-tax profit
– higher/(lower)	9.4	4.5	3.6	1.1	(0.1)	0.1
Impact on equity	26.6	36.1	—	—	15.2	9.9

A 10% depreciation of the relevant currency against the Australian dollar would have an equal and opposite effect.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 2 – FINANCIAL RISK MANAGEMENT (CONTINUED)

(A) MARKET RISKS (CONTINUED)

(II) FOREIGN EXCHANGE RISK (CONTINUED)

Forward foreign exchange contracts

The table below shows the Group’s sensitivity to foreign exchange rates with all other variables held constant on its forward foreign exchange contracts. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2011 A$M +/–	2010 A$M +/–	2011 A$M +/–	2010 A$M +/–	2011 A$M +/–	2010 A$M +/–
Impact on post-tax profit	(5.3)	1.2	(3.4)	—	—	—
Impact on equity	(12.3)	5.4	(0.7)	0.3	—	1.4

Translation risk

The financial statements for each of the Group’s foreign operations are prepared in local currency, being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve and as a result can influence compliance with credit agreements.

(III) PRICE RISK

Commodity price risk

The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals and to a lesser extent precious metals which are at times volatile. The Group seeks to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. The ability of the Group to accomplish an adequate level of inventory turnover can be a function of demand and market conditions which are not always steady. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.

The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.

At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts is recorded in profit or loss.

At the end of the reporting period, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The table below shows the carrying amount of the Group’s copper and nickel commodity contracts at the end of the reporting period.

	NET FINANCIAL ASSETS/(LIABILITIES)
	2011 A$M	2010 A$M
Copper	(3.0)	0.7
Nickel	3.7	4.4

The following table shows the effect on post-tax profit from a 10% appreciation in commodity prices at the end of the reporting period based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable, given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	COPPER PRICES		NICKEL PRICES
	2011 A$M	2010 A$M	2011 A$M	2010 A$M
Impact on post-tax profit – higher/(lower)	(6.4)	(2.7)	(2.9)	(2.4)

A 10% depreciation of the stated commodity prices would have an equal and opposite effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Equity securities price risk

The Group is exposed to equity securities price risk through investments in marketable securities. These marketable securities are listed securities which are publicly traded in major financial markets. The price risk for these investments is immaterial in terms of possible impact on profit or loss.

(B) CREDIT RISK

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s statement of financial position.

The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. For certain customers, the Group purchases credit insurance to protect itself against collection risks.

The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that have a minimum credit rating of A by either Standard & Poor’s or Moody’s. Management also monitors the current credit exposure with each counterparty. Any changes to counterparties or their credit limits must be approved by the Group Chief Financial Officer.

(C) LIQUIDITY RISKS

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities to meet obligations when they come due, and the ability to close out market positions.

Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:

•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all;

•	the Group may be required to refinance the Group’s borrowing facilities; or

•	the Group may have insufficient access to capital to fund growth projects or, in extreme instances, its operations.

The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.

The Group has access to unsecured global multi-currency/multi-option loan facilities, all of which are subject to common terms. The loan facilities all commenced effective 28 June 2011 and have maturities of three years. The Group also has annual rights to extend the maturity by an additional year in certain circumstances. The Group had access to the following credit standby arrangements at the balance date.

	2011 A$M	2010 A$M
Unsecured global multi-currency/multi-option loan facilities	1,419.7	1,422.9
Amount of credit unused	1,088.9	1,276.0

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 2 – FINANCIAL RISK MANAGEMENT (CONTINUED)

(C) LIQUIDITY RISKS (CONTINUED)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2011			2010
	LESS THAN 1 YEAR A$M	BETWEEN 1 AND 2 YEARS A$M	BETWEEN 2 AND 5 YEARS A$M	LESS THAN 1 YEAR A$M	BETWEEN 1 AND 2 YEARS A$M	BETWEEN 2 AND 5 YEARS A$M
Non-derivatives:
Trade and other payables	747.3	—	—	614.2	—	—
Payables – non-current	—	0.9	2.8	—	0.9	2.4
Borrowings (including interest payments)	18.6	18.6	309.3	15.4	111.3	16.5

	765.9	19.5	312.1	629.6	112.2	18.9

Derivatives:
Net settled (commodity contracts)	2.9	—	—	(4.4)	—	—
Gross settled:
– (inflow)	(195.3)	—	—	(274.4)	—	—
– outflow	198.2	—	—	278.7	—	—

	5.8	—	—	(0.1)	—	—

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the end of the reporting period. The Group’s borrowings fluctuate and are subject to variable interest rates.

NOTE 3 – EARNINGS PER SHARE

	2011	2010	2009
Earnings/(loss) per share as previously reported (in cents)
Basic	93.9	64.9	(82.9)
Diluted	93.3	64.5	(82.9)
Effect of equity issue[1]	—	—	0.4
Earnings/(loss) per share as restated (in cents)
Basic	93.9	64.9	(82.5)
Diluted	93.3	64.5	(82.5)
Weighted average number of shares used in the denominator (’000)
Number of shares for basic earnings per share	204,630	194,417	181,247
Effect of equity issue[1]	—	929	924

Basic shares	204,630	195,346	182,171
Dilutive effect of share-based awards	1,330	1,129	—

Diluted shares	205,960	196,475	182,171

1	In accordance with AASB 133 (IAS 33) Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.

Due to the loss after tax related to goodwill impairment charges recognised in the year ended 30 June 2009, the dilutive effect of share-based awards, which was 899,000 shares, was not included as the result would have been anti-dilutive. Share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to share awards are set out in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 4 – SEGMENT INFORMATION

(A) DESCRIPTION OF SEGMENTS

The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:

•	North America – comprising the United States of America and Canada.

•	Australasia – comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe – comprising the United Kingdom, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.

The Group also reports revenues by the following product groups:

•	Ferrous secondary recycling – comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling – comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

•	Secondary processing – comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•

Recycling solutions – comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators and electrical and electronic equipment.

(B) INFORMATION ABOUT REPORTABLE SEGMENTS

There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2010.

	NORTH AMERICA A$M	AUSTRAL- ASIA A$M	EUROPE A$M	A$M
2011
Total sales revenue	5,993.0	1,369.2	1,484.6	8,846.8
Other revenue/income	1.0	4.8	0.3	6.1

Total segment revenue	5,994.0	1,374.0	1,484.9	8,852.9

Segment EBIT	121.0	79.9	100.2	301.1

Interest income				3.2
Finance costs				(27.1)

Profit before income tax				277.2

Segment total assets	2,656.0	633.0	890.8	4,179.8
Segment total liabilities	670.4	220.9	368.0	1,259.3

Net assets	1,985.6	412.1	522.8	2,920.5

Other items:
Depreciation and amortisation expense	82.7	21.7	26.2	130.6
Share of pre-tax profit of investments accounted for using the equity method	25.7	3.8	—	29.5
Investments accounted for using the equity method	288.8	21.5	—	310.3
Acquisitions of property, plant and equipment	69.2	29.4	44.2	142.8

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 4 – SEGMENT INFORMATION (CONTINUED)

(B) INFORMATION ABOUT REPORTABLE SEGMENTS (CONTINUED)

	NORTH AMERICA A$M	AUSTRAL- ASIA A$M	EUROPE A$M	A$M
2010
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	80.3	61.2	66.6	208.1

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				194.5

Segment total assets	3,032.3	562.8	644.6	4,239.7
Segment total liabilities	532.0	222.9	206.0	960.9

Net assets	2,500.3	339.9	438.6	3,278.8

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of pre-tax profit of investments accounted for using the equity method	10.1	4.4	—	14.5
Investments accounted for using the equity method	348.9	20.6	—	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9
Impairment charge/(reversal):
Property, plant and equipment	15.8	(1.3)	—	14.5
Intangible assets	0.9	—	—	0.9

	16.7	(1.3)	—	15.4

	NORTH AMERICA A$M	AUSTRAL- ASIA A$M	EUROPE A$M	A$M
2009
Total sales revenue	6,368.5	1,158.6	1,109.1	8,636.2
Other revenue/income	2.8	1.5	0.5	4.8

Total segment revenue	6,371.3	1,160.1	1,109.6	8,641.0

Segment EBIT	(88.6)	18.7	(33.1)	(103.0)

Interest income				2.3
Finance costs				(21.5)

Loss before income tax				(122.2)

Segment total assets	2,770.0	485.5	553.1	3,808.6
Segment total liabilities	465.9	175.5	308.2	949.6

Net assets	2,304.1	310.0	244.9	2,859.0

Other items:
Depreciation and amortisation expense	122.7	21.4	26.7	170.8
Share of pre-tax profit of investments accounted for using the equity method	55.2	5.6	—	60.8
Investments accounted for using the equity method	381.1	19.1	—	400.2
Acquisitions of property, plant and equipment	106.4	39.8	41.3	187.5
Impairment charge:
Property, plant and equipment	7.6	2.4	—	10.0
Goodwill	190.2	0.9	—	191.1

	197.8	3.3	—	201.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(C) INTERSEGMENT SALES

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

(D) SALES TO EXTERNAL CUSTOMERS

	2011 A$M	2010 A$M	2009 A$M
Australia	518.4	505.3	475.8
China	1,373.3	1,189.1	1,320.6
USA	1,739.6	1,966.4	2,045.9
Turkey	1,452.3	843.3	1,352.9
South Korea	525.7	660.5	643.5
Other	3,237.5	2,288.0	2,797.5

	8,846.8	7,452.6	8,636.2

(E) REVENUE BY PRODUCT

	2011 A$M	2010 A$M	2009 A$M
Ferrous secondary recycling	6,143.6	5,071.2	6,642.7
Non-ferrous secondary recycling	1,724.0	1,525.5	1,193.4
Secondary processing	192.8	198.5	221.6
Recycling solutions	786.4	657.4	578.5

Total sales revenue	8,846.8	7,452.6	8,636.2

(F) MATERIAL NON-CURRENT ASSETS

Material non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2011 A$M	2010 A$M
Australia	224.3	193.3
USA	1,713.7	2,153.5
United Kingdom	222.0	160.8
Other	151.2	142.5

	2,311.2	2,650.1

NOTE 5 – REVENUE

	2011 A$M	2010 A$M	2009 A$M
Sales of goods	8,789.0	7,391.9	8,417.4
Service revenue	57.8	60.7	218.8

Total sales revenue	8,846.8	7,452.6	8,636.2

Interest income	3.2	2.8	2.3
Rental income	2.9	3.1	2.5

Total other revenue	6.1	5.9	4.8

	8,852.9	7,458.5	8,641.0

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 6 – OTHER INCOME

	2011 A$M	2010 A$M	2009 A$M
Commercial settlements	15.4	—	—
Gain on sale of other financial assets	11.0	—	—
Insurance recoveries	7.6	1.0	1.8
Net gain on revaluation of financial assets at fair value through profit or loss	0.6	0.4	—
Government grants	0.7	0.7	0.8
Net foreign exchange gain	1.0	—	—
Net gain on disposal of property, plant and equipment	1.3	3.0	0.9
Remeasurement at fair value of interest in Port Albany Ventures LLC (“Port Albany”) (Note 29d)	—	8.7	—
Net gain on held for trading currency derivatives	—	7.0	29.8
Negative goodwill on acquisition	—	—	0.4
Other	4.9	4.4	—

	42.5	25.2	33.7

NOTE 7 – EXPENSES

	2011 A$M	2010 A$M	2009 A$M
(A) PROFIT/(LOSS) BEFORE INCOME TAX INCLUDES THE FOLLOWING SPECIFIC EXPENSES:
Depreciation and amortisation:
Depreciation expense	102.2	109.1	120.7
Amortisation expense	28.4	34.8	50.1

	130.6	143.9	170.8

Finance costs[1]	27.1	16.4	21.5
Net loss on held for trading commodity derivatives	30.9	15.4	10.3
Net loss on held for trading currency derivatives	0.6	—	—
Transaction costs related to business combinations	3.1	0.4	—
Rental expenses relating to operating leases	56.0	60.1	71.7
Net foreign exchange loss	—	15.6	—
Defined contribution superannuation expense	10.2	7.0	8.0
Equity-settled share-based payments expense	15.7	16.9	9.3
Cash-settled share-based payments expense	0.4	0.1	—

(B) PROFIT/(LOSS) BEFORE INCOME TAX INCLUDES THE FOLLOWING EXPENSES WHICH ARE INCLUDED DUE TO THEIR SIZE OR NATURE:
Write-down of inventory to net realisable value	2.0	18.5	119.4
Sarbanes-Oxley related professional fees[2]	—	—	9.7
Withdrawal liability related to a multi-employer pension plan	—	—	3.4
Impairment provisions for trade receivables	0.3	1.2	23.7
Natural disaster related expenses[3]	6.9	—	—
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4]	—	(0.8)	2.5
Loss on sale of subsidiaries	—	—	2.6
Impairment of property, plant and equipment and yard closure costs[5]	—	14.5	13.7
Intangible asset impairments	—	0.9	—
Impairment of jointly controlled entity (Note 29)	—	5.7	—
Merger costs[6]	—	—	4.0
Redundancies	1.6	5.7	5.5

1	Finance costs include commitment fees paid on the Group’s loan facilities of A$11.4 million (2010: A$5.8 million; 2009: A$2.0 million).
2	In 2009, the Group was required to implement and comply with Section 404 of the Sarbanes-Oxley Act of 2002 (United States). Professional fees incurred in the first year of Sarbanes-Oxley implementation are much higher and thus listed above. No amount is provided for 2011 and 2010 as the primary professional fees are inseparable and included in the overall statutory audit fee disclosed in Note 26.
3	Primarily represents costs associated with the floods in Queensland, Australia. These costs were reimbursed by the Group’s insurance carrier and the reimbursement is included in Other Income (see Note 6).
4	In 2009, the Group incurred transaction costs associated with the acquisition of Fairless Iron & Metal which was completed in 2010 (3 July 2009). In 2009, the Group applied the transitional principles consistent with the revised AASB 3 (IFRS 3) whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. The amount in 2010 represents the reversal of accrued costs which were settled for a lower amount.
5	In 2010, impairments on property, plant and equipment were recognised for the write-down of processing equipment located in idled yards (A$15.8 million) offset by the reversal of previously recognised processing equipment impairments (A$1.3 million). In 2009, the impact of the global financial crisis on the Group resulted in impairment charges for asset rationalisation, asset retirement and idling of certain yards.
6	Merger costs include integration bonuses, retention incentives and other costs associated with the post-merger rationalisation of the Sims Metal Management Limited and Metal Management businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 8 – INCOME TAX AND DEFERRED TAX

	2011 A$M	2010 A$M	2009 A$M
(A) INCOME TAX EXPENSE
Current income tax charge	73.3	69.7	27.5
Adjustments for prior years	2.4	5.6	(10.3)
Deferred income tax	8.0	(9.9)	8.3

	83.7	65.4	25.5
Income tax expense on equity accounted profit (Note 29)	1.4	2.4	2.6

Income tax expense	85.1	67.8	28.1

Deferred income tax expense included in income tax expense comprises:
(Increase)/decrease in deferred tax assets	(6.5)	(4.9)	15.5
Increase/(decrease) in deferred tax liabilities	14.5	(5.0)	(7.2)

	8.0	(9.9)	8.3

(B) RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE
Profit/(loss) before income tax	277.2	194.5	(122.2)

Tax at the standard Australian rate of 30%	83.2	58.4	(36.7)
Non-deductible expenses	4.6	6.1	3.5
Adjustments for prior years	2.4	5.6	(10.3)
Prior year tax loss not previously recognised	(1.1)	(1.7)	–
Share-based payments	2.1	2.8	1.5
Non-assessable income	(2.0)	(2.5)	(1.1)
Effect of tax rates in other jurisdictions	(3.9)	2.4	12.0
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	—	(2.6)	—
Non-deductible goodwill impairment	—	—	57.2
Other	(0.2)	(0.7)	2.0

Income tax expense	85.1	67.8	28.1

(C) AMOUNTS RECOGNISED DIRECTLY TO EQUITY
Share placement costs	—	(1.3)	—
Share-based payments	(3.3)	1.6	7.7
Exchange (loss)/gain on foreign denominated intercompany loans	(36.8)	(4.6)	20.4

Total deferred tax debited/(credited) to equity	(40.1)	(4.3)	28.1

(D) TAX EXPENSE/(BENEFIT) RELATING TO OTHER COMPREHENSIVE INCOME
Cash flow hedges	0.3	(0.4)	(0.4)
Other financial assets	0.6	(0.6)	—
Defined benefit plans	1.7	(1.1)	(2.7)

	2.6	(2.1)	(3.1)

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 8 – INCOME TAX AND DEFERRED TAX (CONTINUED)

	2011 A$M	2010 A$M
(E) DEFERRED TAX ASSETS AND LIABILITIES
Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	16.3	19.2
Employee benefits	6.1	11.0
Stores and consumables	4.2	7.0
Property, plant and equipment	1.6	5.6
Tax loss carryforwards	8.3	3.5
Share-based payments	4.3	3.4
Other	2.9	6.5

	43.7	56.2

(amounts recognised directly in equity)
Share-based payments	4.3	1.0
Defined benefit plans	4.1	5.8
Share placement costs	1.0	1.3
Exchange loss on foreign denominated intercompany loans	46.3	8.9
Cash flow hedges	—	0.3
Other financial assets	—	0.6

	55.7	17.9

Movements
Balance at 1 July	74.1	71.6
Charged to income statement	6.5	4.9
Adjustments for prior years	0.7	(3.3)
Transfers to deferred tax liabilities	(11.2)	(2.8)
Acquisitions	0.1	0.5
Charged directly to equity and other comprehensive income	40.2	5.4
Other	(0.3)	—
Foreign exchange differences	(10.7)	(2.2)

Balance at 30 June	99.4	74.1

Deferred tax assets expected to be recovered within 12 months	27.3	44.0
Deferred tax assets expected to be recovered after 12 months	72.1	30.1

	99.4	74.1

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangibles	37.9	52.9
Property, plant and equipment	72.6	66.9
Stores and consumables	3.2	3.1
Jointly controlled entities and associates	4.2	3.4
Other	1.7	7.4

	119.6	133.7

Movements
Balance at 1 July	133.7	148.8
Charged to income statement	14.5	(5.0)
Adjustments for prior years	5.2	1.6
Transfers from deferred tax assets	(11.2)	(2.8)
Charged directly to equity and other comprehensive income	2.7	(1.0)
Acquisitions	0.9	—
Foreign exchange differences	(26.2)	(7.9)

Balance at 30 June	119.6	133.7

Deferred tax liabilities expected to be settled within 12 months	4.9	17.8
Deferred tax liabilities expected to be settled after 12 months	114.7	115.9

	119.6	133.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(F) TAX LOSSES

Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2011, the Group has unused tax losses of A$61.6 million (2010: A$87.7 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$8.3 million (2010: A$3.5 million) of such losses.

The benefit of tax losses will only be obtained if (i) the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and (iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$46.1 million (2010: A$30.9 million) due to the unpredictability of future profit streams in the relevant jurisdictions.

(G) UNRECOGNISED TEMPORARY DIFFERENCES

As at 30 June 2011, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.

(H) TAX CONSOLIDATION LEGISLATION

Sims Metal Management Limited and its wholly-owned Australian controlled entities have entered into a tax sharing and funding agreement in relation to their participation in the tax consolidation regime. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.

(I) TAX EFFECT ACCOUNTING BY MEMBERS OF THE AUSTRALIAN TAX CONSOLIDATED GROUP

Sims Metal Management Limited as the head entity and the controlled entities in the Australian tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) assumed from controlled entities in the Australian tax consolidated group.

The amounts receivable or payable under the tax sharing agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

NOTE 9 – TRADE AND OTHER RECEIVABLES

	2011 A$M	2010 A$M
Current:
Trade receivables	522.3	485.4
Provision for impairment of receivables	(5.4)	(3.6)

	516.9	481.8

Other receivables and deferred expenses	67.1	76.6
Tax receivable	1.5	—
Prepayments	21.2	17.8

	89.8	94.4

	606.7	576.2

Non-current:
Trade receivables	3.6	3.8
Prepayments	6.0	4.1

	9.6	7.9

Occasionally, the Group will sell a portion of its trade receivables to third parties. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The amount of trade receivables sold to third parties was not significant in the periods presented. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 9 – TRADE AND OTHER RECEIVABLES (CONTINUED)

(A) MOVEMENTS IN PROVISION FOR IMPAIRMENT OF RECEIVABLES

	2011 A$M	2010 A$M	2009 A$M
Balance at 1 July	3.6	9.0	0.9
Provision for impairment recognised during the year	0.3	1.2	23.7
Acquisitions	2.8	—	—
Receivables written-off during the year as uncollectible	(0.8)	(5.9)	(15.0)
Foreign exchange differences	(0.5)	(0.7)	(0.6)

Balance at 30 June	5.4	3.6	9.0

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.

(B) PAST DUE BUT NOT IMPAIRED

As at 30 June 2011, receivables of A$106.3 million (2010: A$96.3 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

	2011 A$M	2010 A$M
Days overdue:
1–30 days	95.1	68.0
31–60 days	7.3	16.1
Over 60 days	3.9	12.2

	106.3	96.3

(C) OTHER RECEIVABLES AND DEFERRED EXPENSES

Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

(D) FOREIGN EXCHANGE AND INTEREST RATE RISK

Information about the Group’s exposure to foreign exchange risk and interest rate risk in relation to trade and other receivables is provided in Note 2.

(E) FAIR VALUE AND CREDIT RISK

Due to their short-term nature, the carrying value of current receivables approximates its fair value. The carrying value of non-current receivables approximates its fair value.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant, as is the fair value of any collateral sold or repledged. Refer to Note 2 for more information on the Group’s exposure to credit risk.

NOTE 10 – INVENTORY

	2011 A$M	2010 A$M
Raw materials	172.9	171.7
Stores and spare parts	33.3	37.3
Finished goods	772.3	567.9

	978.5	776.9

Inventory expense

Inventories recognised as expense during the year ended 30 June 2011 amounted to A$6,835.2 million (2010: A$5,466.5 million). Write-downs of inventories to net realisable value are disclosed in Note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 11 – OTHER FINANCIAL ASSETS AND LIABILITIES

	2011 A$M	2010 A$M
Other financial assets:
Financial assets at fair value through profit or loss	4.0	3.6
Loan to a third party carried at amortised cost	3.8	—
Forward foreign exchange contracts – cash flow hedges	3.9	0.4
Forward commodity contracts – held for trading	4.1	4.7

Current	15.8	8.7

Available-for-sale investments	—	21.4
Loan to a third party carried at amortised cost	2.7	—

Non-current	2.7	21.4

Other financial liabilities:
Forward foreign exchange contracts – cash flow hedges	2.9	4.0
Forward commodity contracts – held for trading	2.9	0.3
Forward foreign exchange contracts – held for trading	—	0.7

Current	5.8	5.0

(A) DERIVATIVES USED BY THE GROUP

The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies, which are set out in Note 2.

(I) FORWARD FOREIGN EXCHANGE CONTRACTS – CASH FLOW HEDGES

In order to protect against exchange rate movements in relation to material purchases and sales and underlying transactions between subsidiaries, the Group has entered into forward foreign exchange contracts to purchase foreign currencies for settlement of the related transaction. The Group’s primary exposure is to US dollars, euros and British pounds, as disclosed in Note 2.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is deferred and recognised in other comprehensive income to the extent that the hedge is effective. When the cash flows occur, the amount is released to profit or loss. Any ineffective portion is charged to profit or loss.

(II) FORWARD FOREIGN EXCHANGE CONTRACTS – HELD FOR TRADING

The Group has further entered into forward exchange contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts are subject to the same risk management policies as all other derivatives contracts, however, they are accounted for as held for trading.

(III) FORWARD COMMODITY CONTRACTS – HELD FOR TRADING

The Group has entered into forward commodity contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to copper and nickel prices, as disclosed in Note 2.

(B) RISK EXPOSURES

Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial instrument mentioned above.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 11 – OTHER FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

(C) FAIR VALUE

The loan to a third party carried at amortised cost accrues interest at a fixed rate. The fair value of this loan using current interest rates approximates its carrying value.

Financial instruments carried at fair value are classified by valuation method using the following hierarchy:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table presents the Group’s financial instruments measured at fair value by valuation method.

	LEVEL 1 A$M	LEVEL 2 A$M	TOTAL A$M
2011
Financial assets:
Financial assets at fair value through profit or loss	4.0	—	4.0
Derivative financial instruments	4.1	3.9	8.0

	8.1	3.9	12.0

Financial liabilities:
Derivative financial instruments	2.9	2.9	5.8

	2.9	2.9	5.8

2010
Financial assets:
Financial assets designated at fair value through profit or loss	3.6	—	3.6
Derivative financial instruments	4.7	0.4	5.1
Available-for-sale investments	21.4	—	21.4

	29.7	0.4	30.1

Financial liabilities:
Derivative financial instruments	0.3	4.7	5.0

	0.3	4.7	5.0

The fair value of commodity derivative financial instruments traded in active markets is based on the closing price at the reporting date. These derivatives are deemed to be level 1. The fair value of forward foreign exchange contracts is determined using the forward exchange market rates at the end of the reporting period. These derivative financial instruments are included in level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

	LAND A$M	BUILDINGS A$M	LEASEHOLD IMPROVEMENTS A$M	PLANT & EQUIPMENT A$M	CAPITAL WORK IN PROGRESS A$M	TOTAL A$M
At 30 June 2011
Cost	211.3	172.1	70.8	896.3	74.0	1,424.5
Accumulated depreciation	—	(53.9)	(23.4)	(481.7)	—	(559.0)

Net book amount	211.3	118.2	47.4	414.6	74.0	865.5

Year ended 30 June 2011
Balance at 1 July	254.1	143.7	32.5	405.5	90.0	925.8
Additions	1.8	5.4	15.9	86.3	33.4	142.8
Disposals	(6.0)	(0.3)	—	(2.0)	—	(8.3)
Transfers	(2.8)	1.4	7.1	30.3	(36.0)	—
Depreciation expense	—	(14.4)	(5.0)	(82.8)	—	(102.2)
Acquisition of subsidiaries (Note 27)	9.4	2.0	3.2	44.3	—	58.9
Foreign exchange differences	(45.2)	(19.6)	(6.3)	(67.0)	(13.4)	(151.5)

Balance at 30 June	211.3	118.2	47.4	414.6	74.0	865.5

At 30 June 2010
Cost	254.1	186.4	53.8	863.6	90.0	1,447.9
Accumulated depreciation	—	(42.7)	(21.3)	(458.1)	—	(522.1)

Net book amount	254.1	143.7	32.5	405.5	90.0	925.8

Year ended 30 June 2010
Balance at 1 July	254.5	153.2	35.9	404.6	99.5	947.7
Additions	1.0	2.4	4.4	81.3	31.8	120.9
Disposals	(0.6)	(1.0)	(0.1)	(3.4)	—	(5.1)
Transfers	1.6	6.2	0.8	28.5	(37.1)	—
Impairment loss	(1.8)	(0.2)	—	(12.5)	—	(14.5)
Depreciation expense	—	(11.3)	(4.8)	(93.0)	—	(109.1)
Acquisition of subsidiaries	12.5	3.0	—	26.4	—	41.9
Foreign exchange differences	(13.1)	(8.6)	(3.7)	(26.4)	(4.2)	(56.0)

Balance at 30 June	254.1	143.7	32.5	405.5	90.0	925.8

NOTE 13 – GOODWILL

(A) MOVEMENTS IN CARRYING AMOUNTS

	2011 A$M	2010 A$M
Cost	1,113.3	1,308.7
Accumulated impairment	(124.6)	(157.0)

Net book amount	988.7	1,151.7

Balance at 1 July	1,151.7	1,146.8
Acquisition of subsidiaries (Note 27)	62.8	64.3
Contingent consideration on acquisitions prior to the adoption of AASB 3R (IFRS 3R)	(0.5)	4.8
Foreign exchange differences	(225.3)	(64.2)

Balance at 30 June	988.7	1,151.7

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 13 – GOODWILL (CONTINUED)

(B) ALLOCATION OF GOODWILL BY SEGMENT

	2011 A$M	2010 A$M
Australasia	30.7	21.8
North America	815.6	1,017.0
Europe	142.4	112.9

	988.7	1,151.7

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. During the current financial year, the Group combined 6 CGUs within its North America segment into one CGU (North America Metals). The change was a result of the implementation of a strategy that led to the integration of management responsibility including commercial aspects of the business. There would have been no impact to impairment testing for goodwill in the prior financial year if these 6 CGUs had been combined into one CGU.

For the North America segment, goodwill has been allocated to CGUs as follows:

	2011 A$M	2010 A$M
North America Metals	731.7	911.9
Rest of North America	83.9	105.1

	815.6	1,017.0

The goodwill that is allocated to the CGUs within Rest of North America, Australasia and Europe is not significant and does not account individually for more than 10% of total Group goodwill. The change in the goodwill balances above is due to acquisitions and foreign exchange retranslations.

(C) GOODWILL IMPAIRMENT TESTS AND KEY ASSUMPTIONS

Goodwill is tested for impairment in accordance with the policy set out in Note 1(c). The recoverable amount of each of the Group’s CGUs was determined based on the higher of fair value less costs to sell or value-in-use. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business and the volatile nature of commodity markets that can impact its business.

The value-in-use calculations use a 5-year cash flow projection which is based initially on the 2012 financial year budget (as approved by the Board) and a 4-year forecast prepared by management. The 4-year forecast is developed using historical averages derived from four years of historical results and the 2012 financial year budget. These 5-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions and consider the potential benefits to arise from significant capital investments approved by the Board. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model. The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU. The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU.

The key assumptions used for the value-in-use calculations were as follows:

	DISCOUNT RATE (PRE-TAX)		GROWTH RATE
	2011%	2010%	2011%	2010%
Australasia	13.3–16.9	13.5–20.9	2.5	2.5
North America Metals	13.2	14.1–14.8	3.0	3.0
Rest of North America	12.7–13.1	12.5–15.7	3.0	3.0
Europe	12.6–14.6	11.3–13.2	1.5–2.5	1.5–2.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(D) IMPAIRMENT CHARGES RECOGNISED

Year ended 30 June 2009

Australasia

In the year ended 30 June 2009, this segment recognised a non-cash impairment charge of A$0.9 million related to a secondary processing CGU. The CGU is a non-core business and the impairment was due to the closure of a business. After the impairment charge, this CGU had no remaining goodwill.

North America

In the year ended 30 June 2009, the North America segment recognised a non-cash impairment charge of A$190.2 million. The impairment charge was due to the global economic crisis in the year ended 30 June 2009 that impacted the CGUs directly by markedly lower commodity prices and diminished flows of scrap metals.

(E) IMPACT OF POSSIBLE CHANGES IN KEY ASSUMPTIONS

With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an impairment charge of A$47.8 million would be required in respect of the North America Metals CGU. If discount rates were to increase by 1% for each CGU, an impairment charge of A$97.7 million would be required in respect of the North America Metals CGU and an impairment charge of A$2.9 million would be required in respect of one CGU in the Europe segment.

NOTE 14 – INTANGIBLE ASSETS

	SUPPLIER RELATIONSHIPS A$M	PERMITS A$M	CONTRACTS A$M	TRADE NAMES A$M	TOTAL A$M
At 30 June 2011
Cost	205.5	7.8	29.3	29.4	272.0
Accumulated impairment	—	(0.7)	—	—	(0.7)
Accumulated amortisation	(105.2)	—	(24.5)	(5.4)	(135.1)

Net book amount	100.3	7.1	4.8	24.0	136.2

Year ended 30 June 2011
Balance at 1 July	151.2	8.8	3.3	31.9	195.2
Acquisitions (Note 27)	2.2	—	4.2	0.5	6.9
Amortisation charge	(24.6)	—	(1.9)	(1.9)	(28.4)
Foreign exchange differences	(28.5)	(1.7)	(0.8)	(6.5)	(37.5)

Balance at 30 June	100.3	7.1	4.8	24.0	136.2

At 30 June 2010
Cost	252.8	9.7	31.8	36.5	330.8
Accumulated impairment	—	(0.9)	—	—	(0.9)
Accumulated amortisation	(101.6)	—	(28.5)	(4.6)	(134.7)

Net book amount	151.2	8.8	3.3	31.9	195.2

Year ended 30 June 2010
Balance at 1 July	187.6	9.8	5.6	35.8	238.8
Acquisitions	5.4	0.5	0.1	—	6.0
Impairment charge	—	(0.9)	—	—	(0.9)
Amortisation charge	(30.5)	—	(2.1)	(2.2)	(34.8)
Foreign exchange differences	(11.3)	(0.6)	(0.3)	(1.7)	(13.9)

Balance at 30 June	151.2	8.8	3.3	31.9	195.2

Intangible assets by segment are as follows:

	2011 A$M	2010 A$M
North America	129.6	188.7
Australasia	2.5	0.4
Europe	4.1	6.1

	136.2	195.2

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 15 – TRADE AND OTHER PAYABLES

	2011 A$M	2010 A$M
Trade payables	547.4	424.4
Other payables	160.8	160.2
Deferred income	39.1	29.6

	747.3	614.2

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 2.

NOTE 16 – BORROWINGS

	2011 A$M	2010 A$M
Current borrowings:
Other borrowings	0.5	0.6

	0.5	0.6

Non-current borrowings:
Bank loans	291.0	116.2
Other borrowings	0.2	0.4

	291.2	116.6

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Company and certain of its subsidiaries.

(A) RISK EXPOSURES

The Group’s exposure to interest rate risk, as well as information relating to the facility arrangements, is set out in Note 2.

(B) FAIR VALUE

The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.

NOTE 17 – PROVISIONS

	2011 A$M	2010 A$M
Current:
Employee benefits	21.1	10.8
Legal provisions	10.1	13.3
Other	5.9	7.0

	37.1	31.1

Non-current:
Employee benefits	11.5	10.2
Environmental compliance	3.8	4.9
Contingent consideration – business combinations	—	4.8
Other	3.3	2.3

	18.6	22.2

The Group is involved in legal and other disputes and, after taking legal advice, has established provisions taking into account the relevant facts of each dispute. The timing of cash outflows associated with legal claims cannot be reasonably determined. The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.

The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(f).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	CURRENT		NON-CURRENT
	LEGAL A$M	OTHER A$M	CONTINGENT CONSIDERATION A$M	ENVIRONMENTAL COMPLIANCE A$M	OTHER A$M
Balance at 1 July	13.3	7.0	4.8	4.9	2.3
Transfers	—	(0.3)	0.3	—	—
Provisions recognised in profit or loss	2.7	1.6	—	0.5	1.7
Payments	(3.2)	(2.1)	(4.6)	(0.6)	(0.4)
Acquisitions	—	(0.1)	—	—	—
Foreign exchange differences	(2.7)	(0.2)	(0.5)	(1.0)	(0.3)

Balance at 30 June	10.1	5.9	—	3.8	3.3

NOTE 18 – RETIREMENT BENEFIT OBLIGATIONS

The Group operates a number of pension plans for the benefit of its employees throughout the world. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on years of service and/or final average salary. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

The following sets out details in respect of the defined benefit sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 7.

(A) BALANCES RECOGNISED IN THE STATEMENT OF FINANCIAL POSITION

	2011 A$M	2010 A$M
Present value of defined benefit obligation	64.6	72.9
Fair value of defined benefit plan assets	(62.6)	(61.9)

Net defined benefit liability	2.0	11.0

These amounts are disclosed as:
Retirement benefit assets	0.9	—
Retirement benefit obligations	2.9	11.0

	2.0	11.0

The Group has no legal obligation to settle the liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.

(B) EXPENSE RECOGNISED IN PROFIT OR LOSS

	2011 A$M	2010 A$M	2009 A$M
Current service cost	1.3	1.4	2.1
Interest cost	3.3	3.7	5.0
Expected return on plan assets	(3.6)	(3.6)	(5.5)

	1.0	1.5	1.6

Actual return on plan assets	7.4	8.2	(11.3)

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 18 – RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

(C) RECONCILIATIONS

	2011 A$M	2010 A$M
Movements in the benefit obligation:
Balance at 1 July	72.9	73.4
Current service cost	1.3	1.4
Interest cost	3.3	3.7
Actuarial loss/(gain)	(0.7)	8.4
Benefits paid	(3.8)	(5.0)
Contributions paid by members	0.4	0.4
Settlements	—	(4.0)
Foreign exchange differences	(8.8)	(5.4)

Balance at 30 June	64.6	72.9

Reconciliation of the fair value of plan assets:
Balance at 1 July	61.9	62.2
Expected return on plan assets	3.6	3.6
Actuarial gain	3.8	4.6
Contributions by Group	4.5	5.1
Contributions paid by members	0.4	0.4
Benefits paid	(3.8)	(5.0)
Settlements	—	(3.9)
Foreign exchange differences	(7.8)	(5.1)

Balance at 30 June	62.6	61.9

(D) CATEGORIES OF PLAN ASSETS

The major categories of plan assets are as follows:

	2011 A$M	2010 A$M
Cash	8.3	8.4
Equity instruments	36.5	34.6
Debt instruments	13.5	12.9
Property	4.3	6.0

Total plan assets	62.6	61.9

(E) ACTUARIAL GAINS AND LOSSES RECOGNISED IN OTHER COMPREHENSIVE INCOME

	2011 A$M	2010 A$M	2009 A$M
Actuarial gain/(loss) recognised during the financial year	4.5	(3.8)	(8.1)
Income tax (expense)/benefit	(1.7)	1.1	2.7

Net actuarial gain/(loss)	2.8	(2.7)	(5.4)

Cumulative amount at 30 June	(13.2)	(17.7)	(13.9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(F) PRINCIPAL ACTUARIAL ASSUMPTIONS

	2011%	2010%	2009%
Australia
Discount rate	4.3	4.2	4.6
Expected rate of return on plan assets	7.3	7.3	8.0
Future salary increases	3.5	4.0	3.0

United Kingdom
Discount rate	5.5	5.3	6.2
Expected rate of return on plan assets	5.6	5.4	6.1
Future salary increases	3.9	3.6	4.0

United States
Discount rate	5.5	5.5	6.5
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.5	3.5	3.5

The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories and considers recommendations from the Group’s actuaries. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.

(G) EMPLOYER CONTRIBUTIONS

Employer contributions to the defined benefit section of the plans are based on recommendations of actuarial advisers of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2011.

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2011, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2012 are A$2.0 million for Australia, A$1.5 million for the United Kingdom, and A$0.7 million for the United States.

(H) HISTORIC SUMMARY

	2011 A$M	2010 A$M	2009 A$M	2008 A$M	2007 A$M
Defined benefit plan obligation	64.6	72.9	73.4	81.6	70.0
Plan assets	(62.6)	(61.9)	(62.2)	(76.8)	(77.4)

Deficit/(surplus)	2.0	11.0	11.2	4.8	(7.4)

Experience adjustments arising on plan liabilities	(0.7)	8.4	(8.7)	(0.5)	(2.8)

Experience adjustments arising on plan assets	(3.8)	(4.6)	16.9	11.8	(3.9)

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 19 – CONTRIBUTED EQUITY

(A) SHARE CAPITAL

Ordinary shares, which have no par value, trade on the Australian Securities Exchange (“ASX”) and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. The Company does not have a limited amount of authorised capital. The Company’s shares also trade on the New York Stock Exchange in the form of American Depositary Shares (“ADS”) with one ordinary share equaling one ADS. ADSs have the same rights as ordinary shares, including participation in dividends and voting rights. Movements in ordinary shares are as follows:

	NUMBER OF SHARES	A$M
Balance at 1 July 2009	182,146,718	2,352.9
Issued under long-term incentive plans	224,361	0.5
Issued under the dividend reinvestment plan	442,346	9.2
Issued under the institutional placement[1]	19,047,620	391.4
Issued under the share purchase plan[2]	1,973,398	41.2

Balance at 30 June 2010	203,834,443	2,795.2
Issued under long-term incentive plans	363,177	3.3
Issued under the employee share scheme recognised as issued following repayment of associated employee loans	23,205	0.3
Issued under the dividend reinvestment plan	1,149,463	19.1

Balance at 30 June 2011 for accounting purposes	205,370,288	2,817.9
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	23,626	—

Balance at 30 June 2011 per share register	205,393,914	2,817.9

1	On 20 November 2009, the Company issued 19,047,620 ordinary shares at A$21.00 per share.
2	On 17 December 2009, the Company issued 1,973,398 ordinary shares at A$21.00 per share.

(B) DIVIDEND REINVESTMENT PLAN

The Company operates a Dividend Reinvestment Plan (“DRP”) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2011 under the plan were at a 2.5% discount to the market price.

(C) CAPITAL RISK MANAGEMENT

The capital structure of the Group consists of net debt and equity. The Group’s objectives when managing capital are to maintain an optimal capital structure that provides adequate flexibility and also seeks to manage the cost of capital.

In order to manage the capital structure, the Group may periodically adjust dividends policy, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as total equity, as shown in the statement of financial position plus net debt. The Group seeks to maintain an optimum gearing ratio.

The Group’s gearing ratio is as follows:

	2011 A$M	2010 A$M
Total borrowings	291.7	117.2
Less: cash and cash equivalents	(165.5)	(132.3)

Net debt	126.2	(15.1)
Plus: total equity	2,920.5	3,278.8

Total capital	3,046.7	3,263.7

Gearing ratio	4.1%	—

There have been no breaches of external obligations such as regulatory obligations or bank covenants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 20 – RESERVES AND RETAINED EARNINGS

(A) RESERVES

	SHARE-BASED PAYMENTS A$M	AVAILABLE- FOR-SALE INVESTMENTS A$M	CASH FLOW HEDGING A$M	FOREIGN CURRENCY TRANSLATION A$M	TOTAL A$M
Balance at 1 July 2009	38.4	—	0.4	127.2	166.0
Equity-settled share-based payment expense	16.9	—	—	—	16.9
Revaluation – gross	—	(1.4)	(0.9)	—	(2.3)
Transfer to profit or loss – gross	—	—	(0.6)	—	(0.6)
Foreign currency translation differences	—	—	—	(127.5)	(127.5)
Deferred tax	(1.6)	0.6	0.4	6.2	5.6

Balance at 30 June 2010	53.7	(0.8)	(0.7)	5.9	58.1
Equity-settled share-based payment expense	15.7	—	—	—	15.7
Cash settlement	(0.8)	—	—	—	(0.8)
Revaluation – gross	—	—	(0.1)	—	(0.1)
Transfer to profit or loss – gross	—	1.4	0.9	—	2.3
Foreign currency translation differences	—	—	—	(560.7)	(560.7)
Deferred tax	3.3	(0.6)	(0.3)	36.8	39.2

Balance at 30 June 2011	71.9	—	(0.2)	(518.0)	(446.3)

(B) RETAINED EARNINGS

	2011 A$M	2010 A$M
Balance at 1 July	425.5	340.1
Profit after tax	192.1	126.7
Dividends paid	(71.5)	(38.6)
Actuarial gain/(loss) on defined benefit plans, net of tax	2.8	(2.7)

Balance at 30 June	548.9	425.5

(C) NATURE AND PURPOSE OF RESERVES

(I) SHARE-BASED PAYMENTS RESERVE

The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.

(II) AVAILABLE-FOR-SALE INVESTMENTS RESERVE

Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale investments, are recognised in other comprehensive income as described in Note 1(r) and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(III) CASH FLOW HEDGING RESERVE

The cash flow hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised in other comprehensive income, as described in Note 1(t). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(IV) FOREIGN CURRENCY TRANSLATION RESERVE

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income, as described in Note 1(g) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of or borrowings forming part of the net investment are repaid.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 21 – DIVIDENDS

(A) DIVIDENDS DECLARED AND PAID DURING THE YEAR

	CENTS PER SHARE	FRANKED %	2011 A$M	2010 A$M	2009 A$M
Interim 2011	12.0	42%	24.6	—	—
Final 2010	23.0	74%	46.9	—	—
Interim 2010	10.0	100%	—	20.4	—
Final 2009	10.0	100%	—	18.2	—
Interim 2009	28.0	100%	—	—	50.9
Final 2008	75.0	23%	—	—	135.6

Total dividends paid			71.5	38.6	186.5
Shares issued under the DRP			(19.1)	(9.2)	(26.6)

Total cash dividends paid			52.4	29.4	159.9

The franked components of all dividends paid or declared were franked based on a tax rate of 30%.

(B) DIVIDENDS NOT RECOGNISED AT YEAR END

Since the end of the year, the Directors have determined the payment of a final dividend of 35.0 cents per share franked at 43% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 21 October 2011 out of consolidated retained earnings as at 30 June 2011, but not recognised as a liability at the end of the reporting period, is A$71.9 million (2010: A$46.9 million; 2009: A$18.2 million).

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

(C) FRANKED DIVIDENDS

The franked portions of the final dividends recommended after 30 June 2011 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2012.

	2011 A$M	2010 A$M
Franking credits available for the subsequent financial years based on tax rate of 30% (2010: 30%)	14.0	16.2

The above amounts represent the balance of the franking account as at the end of the reporting date, adjusted for:

•	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;

•	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and

•	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.

The impact on the franking account of the dividend determined by the Directors since the end of the reporting period, but not recognised as a liability as at the end of the reporting date, will be a reduction in the franking account of A$13.3 million (2010: A$14.9 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 22 – CONTINGENCIES

(A) GUARANTEES

The Group has given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Group, for which no amounts are recognised in the consolidated financial statements, as at 30 June 2011 and 2010 were A$64.5 million and A$45.7 million, respectively.

See Note 31(b) for information related to guarantees provided by the Company.

(B) ENVIRONMENTAL CLAIMS

The Group is subject to comprehensive environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste; the discharge of materials and storm water into the environment; the management and treatment of wastewater and stormwater; and the remediation of soil and groundwater contamination. As a consequence, the Group has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities where obligations are known to exist and can be reasonably measured. However, additional liabilities may emerge due to a number of factors, including changes in environmental laws and regulations in each of the jurisdictions in which the Group operates or has operated. The Group cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

(C) LEGAL CLAIMS

Various Group companies are parties to legal actions and claims that arise in the ordinary course of their business. While the outcome of such legal proceedings cannot be readily foreseen, the Group believes that they will be resolved without material effect on its financial statements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably estimated.

On 20 June 2011, the United States District Court Southern District of New York issued a summary judgement against Metal Management Inc. (a subsidiary of the Company) in a dispute involving a breach of contract. The breach of contract relates to the transaction fee that was payable to Metal Management Inc.’s financial advisers in connection with its merger with the Company. The amount of the summary judgement was US$8.1 million, of which US$7.6 million had been previously accrued, and interest of US$2.4 million. An additional provision of US$2.9 million was recognised in the financial year and the total amount of summary judgement of US$10.5 million (A$9.8 million) is included in provisions (refer to Note 17).

(D) TAX AUDITS

The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact on the Group’s financial statements from such audits or reviews.

(E) SUBSIDIARIES

Under the terms of a Deed of Cross Guarantee (“DCG”) entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Company has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed, as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 23 – COMMITMENTS

(A) CAPITAL COMMITMENTS

Capital expenditures contracted for at the reporting date but not recognised as liabilities is as follows:

	2011 A$M	2010 A$M
Payable within one-year	40.7	26.3
Payable later than one-year but not later than five-years	0.5	0.7

	41.2	27.0

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.

(B) LEASE COMMITMENTS

The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	2011 A$M	2010 A$M
Not later than one-year	61.1	59.0
Later than one-year, but not later than three-years	89.3	95.6
Later than three-years, but not later than five-years	44.7	41.1
Later than five-years	95.0	121.0

Total lease commitments not recognised as liabilities	290.1	316.7

The lease commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.

(C) REMUNERATION COMMITMENTS

The Group has entered into service agreements with key management personnel as referred to in the Remuneration Report that are not recognised as liabilities and are not included in the key management personnel compensation. Remuneration commitments for key management personnel are as follows:

	2011 A$M	2010 A$M
Payable within one-year	2.2	2.6
Payable later than one-year but not later than five-years	—	2.3

Total remuneration commitments not recognised as liabilities	2.2	4.9

NOTE 24 – SHARE OWNERSHIP PLANS

The Company’s share ownership plans are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the share ownership plans can be in the form of options or share rights. Certain share ownership plans also provide for cash-settlements which are determined by the Board.

An option is a contract that gives the holder the right, but not the obligation, to acquire the Company’s shares at a fixed or determinable price for a specified period of time. Options have an exercise price based on the weighted average market price of the Company’s ordinary shares (or ADSs) during the five trading days up to the date of the grant. Share rights are a contractual right to acquire the Company’s shares for nil consideration. Unless specified in the grants, holders of options and share rights are not entitled to dividends or voting rights.

(A) EFFECT OF SHARE-BASED PAYMENTS ON PROFIT OR LOSS

The expense recognised in the income statement in relation to share-based payments is disclosed in Note 7. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2011 was A$0.5 million (2010: A$0.4 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(B) LONG-TERM INCENTIVE PLAN (“LTIP”)

In July 2003, the Company established an LTIP designed as a reward and retention tool for certain employees. Options and share rights granted under the LTIP may vest either based on continuous service or based on performance conditions. Share rights which contain performance conditions are referred to as performance rights whereas share rights which only contain a continuous service condition are referred to as restricted share units. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2011 pursuant to the LTIP.

(I) SHARE OPTIONS

The fair value of options granted (including cash-settled options) is independently determined using a Binomial method which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	ORDINARY SHARES				ADSs
	2011		2010		2011		2010
Risk-free interest rate		5.1%		5.2%		2.0%		2.7%
Dividend yield		3.0%		4.0%		3.0%		4.0%
Volatility		39.6%		49.0%		59.0%		59.0%
Expected life (years)		3.8		4.2		4.2		4.3
Share price at grant date	A$	17.81	A$	21.26	US$	16.90	US$	19.21
Weighted average fair value	A$	5.04	A$	6.78	US$	6.15	US$	6.56

Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

OPTIONS OUTSTANDING	NUMBER OF OPTIONS 2011	WEIGHTED AVERAGE EXERCISE PRICE $ 2011		NUMBER OF OPTIONS 2010	WEIGHTED AVERAGE EXERCISE PRICE $ 2010
Ordinary shares:
Balance at 1 July	781,579	A$	21.11	558,792	A$	20.48
Granted	384,908	A$	17.62	270,207	A$	21.95
Forfeited	(12,252)	A$	22.74	(47,420)	A$	18.50
Exercised	(90,290)	A$	13.11	—		—

Balance at 30 June	1,063,945	A$	20.51	781,579	A$	21.11

Exercisable at 30 June	338,032	A$	22.97	173,149	A$	20.68

ADSs:
Balance at 1 July	1,802,588	US$	18.08	1,182,472	US$	16.78
Granted	911,868	US$	16.99	729,933	US$	20.57
Forfeited	(47,248)	US$	19.61	(109,817)	US$	20.68
Exercised	(58,443)	US$	12.19	—		—

Balance at 30 June	2,608,765	US$	17.80	1,802,588	US$	18.08

Exercisable at 30 June	900,741	US$	17.78	368,898	US$	16.51

Options granted as ordinary shares during the year ended 30 June 2011 included 241,329 cash-settled options. For options exercised during the year ended 30 June 2011, the weighted average share price at the date of exercise was A$17.05 for ordinary shares and US$20.20 for ADSs (2010: nil).

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 24 – SHARE OWNERSHIP PLANS (CONTINUED)

(B) LONG-TERM INCENTIVE PLAN (“LTIP”) (CONTINUED)

Information about outstanding and exercisable options as at 30 June 2011 is as follows:

	OUTSTANDING				EXERCISABLE
EXERCISE PRICE RANGE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE		WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE		WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)
Ordinary shares:
A$8–A$20	523,930	A$	17.26	5.94	64,322	A$	17.79	4.76
A$20–A$30	540,015	A$	23.65	5.20	273,710	A$	24.19	5.12

	1,063,945	A$	20.51	5.57	338,032	A$	22.97	5.05

ADSs:
US$8–US$20	1,289,828	US$	14.89	5.79	252,598	US$	10.37	4.54
US$20–US$30	1,318,937	US$	20.67	5.16	648,143	US$	20.68	5.04

	2,608,765	US$	17.80	5.47	900,741	US$	17.78	4.90

(II) PERFORMANCE RIGHTS

Performance rights vest after a period of three to five years, but only if the performance hurdle has been met. Performance hurdles are either based on Total Shareholder Return (“TSR”) or on non-market based performance criteria. In the year ended 30 June 2011, 104,677 (2010:115,848) share rights were forfeited as the performance conditions were not satisfied.

Performance-based share right grants made in the years ended 30 June 2010 and 30 June 2011 are measured using a TSR hurdle over a three year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.

The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a TSR performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	ORDINARY SHARES				ADSs
	2011		2010		2011		2010
Dividend yield		3.0%		4.0%		3.0%		4.0%
Risk-free interest rate		5.2%		5.2%		1.3%		2.7%
Volatility		49.0%		49.0%		59.0%		59.0%
Share price at grant date	A$	17.81	A$	21.26	US$	16.90	US$	19.27

PERFORMANCE RIGHTS OUTSTANDING	NUMBER OF SHARES 2011		WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE $ 2011		NUMBER OF SHARES 2010		WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE $ 2010
Ordinary shares:
Non-vested balance at 1 July		633,628	A$	22.61		854,616	A$	24.51
Granted		167,525	A$	14.04		119,268	A$	15.81
Forfeited/cancelled		(110,122)	A$	26.69		(206,422)	A$	23.79
Vested[1]		(146,185)	A$	24.97		(133,834)	A$	26.90

Non-vested balance at 30 June		544,846	A$	18.51		633,628	A$	22.61

ADSs:
Balance at 1 July		674,990	US$	11.04		186,477	US$	8.81
Granted		741,883	US$	9.22		507,862	US$	11.87
Forfeited/cancelled		(18,809)	US$	10.56		(19,349)	US$	11.75
Vested		—		—		—		—

Non-vested balance at 30 June		1,398,064	US$	10.08		674,990	US$	11.04

1	54,780 rights were settled in cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(III) RESTRICTED SHARE UNITS

Restricted share units granted to employees typically vest over a period up to three years. The fair value of restricted share units is determined based on the market price of the Company’s shares on the date of grant and the Company’s dividend yield.

RESTRICTED SHARE UNITS OUTSTANDING	NUMBER OF SHARES 2011	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE $ 2011		NUMBER OF SHARES 2010	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE $ 2010
Ordinary shares:
Non-vested balance at 1 July	19,042	A$	23.51	76,159	A$	14.48
Granted	45,907	A$	14.86	4,885	A$	19.51
Forfeited/cancelled	—		—	(8,648)	A$	11.83
Vested	(7,874)	A$	24.17	(53,354)	A$	12.15

Non-vested balance at 30 June	57,075	A$	16.46	19,042	A$	23.51

ADSs:
Balance at 1 July	80,210	US$	17.90	11,562	US$	19.27
Granted	149,720	US$	18.86	75,140	US$	17.81
Forfeited/cancelled	(12,036)	US$	19.06	(1,319)	US$	18.13
Vested	(24,165)	US$	18.49	(5,173)	US$	19.73

Non-vested balance at 30 June	193,729	US$	18.49	80,210	US$	17.90

(C) FORMER EXECUTIVE LONG-TERM INCENTIVE PLAN (“LTI SHARE PLAN”)

The LTI Share Plan was approved by shareholders in November 2004. Offers of shares under the LTI Share Plan were made to eligible Australian-based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest-bearing employee loan. The loans are repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.

The beneficial ownership of the shares vests with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three years, while non-market-based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved.

Holders of these shares are entitled to dividends over the term of the relevant vesting period. No further grants are being made pursuant to the LTI Share Plan. The following table sets out details of outstanding shares granted under the LTI Share Plan:

	NUMBER OF SHARES 2011	WEIGHTED AVERAGE PURCHASE PRICE A$ 2011	NUMBER OF SHARES 2010	WEIGHTED AVERAGE PURCHASE PRICE A$ 2010
Balance at 1 July	46,831	$16.88	80,851	$17.66
Forfeited	—	—	(34,020)	$18.73
Exercised	(23,205)	$14.99	—	—

Balance at 30 June	23,626	$18.73	46,831	$16.88

Exercisable at 30 June	23,626	$18.73	46,831	$16.88

Shares forfeited during the year ended 30 June 2010 were a result of performance conditions not being satisfied.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 24 – SHARE OWNERSHIP PLANS (CONTINUED)

(D) TRANSITION INCENTIVE SHARE PLAN RELATED TO THE METAL MANAGEMENT MERGER

In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.

(I) SHARE OPTIONS

The options assumed were held by the former directors of Metal Management Inc who became directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc.

The following table sets out details of outstanding options under the SGLTIP:

	NUMBER OF OPTIONS 2011	WEIGHTED AVERAGE EXERCISE PRICE US$ 2011	NUMBER OF OPTIONS 2010	WEIGHTED AVERAGE EXERCISE PRICE US$ 2010
Balance at 1 July	706,000	$15.58	738,000	$15.54
Exercised	(91,000)	$15.29	(32,000)	$15.29

Balance at 30 June	615,000	$15.62	706,000	$15.58

Exercisable at 30 June	615,000	$15.62	706,000	$15.58

For options exercised during the year ended 30 June 2011, the weighted average share price at the date of exercise was US$20.39 (2010: US$22.33). The weighted average contractual life of options outstanding as at 30 June 2011 was 2.21 years (2010: 2.90 years).

(II) RESTRICTED SHARES

The restricted shares assumed were held by former employees of Metal Management Inc who are now employed by the Group. The restricted shares vest evenly over three years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADSs of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date. Set out below is a summary of restricted shares under the SGLTIP:

	NUMBER OF SHARES 2011	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE US$ 2011	NUMBER OF SHARES 2010	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE US$ 2010
Non-vested balance at 1 July	60,966	$25.27	142,281	$25.27
Forfeited	(3,418)	$25.27	(12,916)	$25.27
Vested	(57,548)	$25.27	(68,399)	$25.27

Non-vested balance at 30 June	—	—	60,966	$25.27

NOTE 25 – KEY MANAGEMENT PERSONNEL DISCLOSURES

Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors’ Report for information regarding each key management person.

(A) KEY MANAGEMENT PERSONNEL COMPENSATION

	2011 A$	2010 A$
Short-term benefits	10,788,124	11,989,245
Long-term benefits	31,823	2,050,041
Post-employment benefits	329,944	784,335
Termination benefits	—	1,551,200
Share-based payments	6,988,624	7,249,463

	18,138,515	23,624,284

The Group has taken advantage of the relief provided by Australian Securities and Investments Commission Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL

(I) OPTIONS PROVIDED AS REMUNERATION AND SHARES ISSUED ON EXERCISE OF SUCH OPTIONS

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the Remuneration Report.

(II) SHARE HOLDINGS

The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below.

2011 NAME	BALANCE AT 1 JULY 2010	RECEIVED ON EXERCISE OF OPTIONS OR RIGHTS	PURCHASES/ (SALES)	OTHER CHANGES DURING THE YEAR	BALANCE AT 30 JUNE 2011
Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
G Brunsdon	3,870	—	—	—	3,870
M Feeney	27,789	—	—	—	27,789
R Lewon (ADS)	—	29,500	(29,500)	—	—
G Morris (ADS)	25,000	61,500	(56,500)	—	30,000
C Renwick	3,144	—	—	—	3,144
J Thompson (ADS)	—	—	5,000	—	5,000
P Varello (ADS)	52,125	—	22,800	—	74,925

Executive Director:
D Dienst (ADS)[1]	603,293	—	—	(6,000)	597,293

Senior Executives:
G Davy	57,686	9,484	—	—	67,170
R Kelman (ADS)	14,979	64,705	(79,684)	—	—
R Larry (ADS)	80,972	5,260	(31,755)	—	54,477
D McGree	42,099	5,363	—	—	47,462
A Ratner (ADS)	87,959	—	(12,241)	—	75,718

1	Other changes for Mr Dienst represent a charitable gift.

2010 NAME	BALANCE AT 1 JULY 2009	RECEIVED ON EXERCISE OF OPTIONS OR RIGHTS	PURCHASES/ (SALES)	OTHER CHANGES DURING THE YEAR	BALANCE AT 30 JUNE 2010
Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
G Brunsdon[1]	—	—	—	3,870	3,870
M Feeney	26,674	—	1,115	—	27,789
R Lewon (ADS)	—	32,000	(32,000)	—	—
P Mazoudier[2]	15,201	—	—	(15,201)	—
G Morris (ADS)	20,000	—	5,000	—	25,000
C Renwick	3,144	—	—	—	3,144
P Varello (ADS)	30,825	—	21,300	—	52,125

Executive Directors:
D Dienst (ADS)	1,156,872	—	(553,579)	—	603,293
J Sutcliffe[3]	32,577	—	—	(32,577)	—

Senior Executives:
G Davy	3,003	54,683	—	—	57,686
R Kelman (ADS)	30,048	14,931	(30,000)	—	14,979
R Larry (ADS)	90,972	—	(10,000)	—	80,972
D McGree	11,924	30,175	—	—	42,099
A Ratner (ADS)	101,249	—	(13,290)	—	87,959

1	Mr Brunsdon was appointed to the Board on 20 November 2009. Other changes comprise 3,851 shares held by Mr Brunsdon on the date of his appointment and 19 shares acquired through the DRP.
2	Mr Mazoudier retired from the Board on 20 November 2009. Other changes for Mr Mazoudier represent his share holdings on the date of his retirement.
3	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Other changes for Mr Sutcliffe represent his share holdings on 26 August 2009.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 25 – KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL (CONTINUED)

(III) OPTION HOLDINGS

The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below.

2011 NAME	BALANCE AT 1 JULY 2010	GRANTED	EXERCISED	FORFEITED	BALANCE AT 30 JUNE 2011	VESTED	UNVESTED
Non-Executive Directors:
R Lewon (ADS)	91,000	—	(29,500)	—	61,500	61,500	—
G Morris (ADS)	205,000	—	(61,500)	—	143,500	143,500	—

Executive Director:
D Dienst (ADS)	769,691	203,908	—	—	973,599	590,447	383,152

Senior Executives:
G Davy	86,181	42,472	—	—	128,653	45,043	83,610
R Kelman (ADS)	132,578	50,977	(58,443)	—	125,112	14,971	110,141
R Larry (ADS)	165,722	63,721	—	—	229,443	91,767	137,676
D McGree[1]	94,442	56,562	—	—	151,004	47,325	103,679
A Ratner (ADS)	132,578	50,977	—	—	183,555	73,414	110,141

1	Options granted to Mr McGree are phantom options which are cash-settled.

2010 NAME	BALANCE AT 1 JULY 2009	GRANTED	EXERCISED	FORFEITED	BALANCE AT 30 JUNE 2010	VESTED	UNVESTED
Non-Executive Directors:
R Lewon (ADS)	123,000	—	(32,000)	—	91,000	91,000	—
G Morris (ADS)	205,000	—	—	—	205,000	205,000	—

Executive Directors:
D Dienst (ADS)	591,654	178,037	—	—	769,691	470,551	299,140
J Sutcliffe[1]	135,435	—	—	—	135,435	45,145	90,290

Senior Executives:
T Bird[2]	39,347	—	—	(39,347)	—	—	—
G Davy	48,950	37,231	—	—	86,181	16,317	69,864
R Kelman (ADS)	87,664	44,914	—	—	132,578	29,221	103,357
R Larry (ADS)	109,580	56,142	—	—	165,722	36,526	129,196
D McGree	47,534	46,908	—	—	94,442	15,845	78,597
A Ratner (ADS)	87,664	44,914	—	—	132,578	29,221	103,357

1	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Balance represents options that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.
2	The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his outstanding options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

(IV) RIGHTS AND AWARD HOLDINGS

The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, is set out below.

2011 NAME		BALANCE AT 1 JULY 2010	GRANTED	VESTED	FORFEITED	BALANCE AT 30 JUNE 2011
Executive Director:
D Dienst (ADS)		258,098	271,865	—	—	529,963

Senior Executives:
G Davy		58,077	47,303	(9,484)	—	95,896
R Kelman (ADS)		88,755	33,983	(6,262)	—	116,476
R Larry (ADS)		95,921	42,479	(5,260)	—	133,140
D McGree		58,146	24,517	(5,363)	—	77,300
A Ratner (ADS)		72,653	33,983	(8,542)	—	98,094

2010 NAME	BALANCE AT 1 JULY 2009	GRANTED	VESTED	FORFEITED	OTHER CHANGES	BALANCE AT 30 JUNE 2010
Executive Directors:
D Dienst (ADS)	61,092	197,006	—	—	—	258,098
J Sutcliffe[1]	258,344	—	—	(23,982)	(86,212)	148,150

Senior Executives:
T Bird[2]	62,773	—	—	(62,773)	—	—
G Davy	99,655	16,928	(54,683)	(3,823)	—	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	—	—	88,755
R Larry (ADS)	48,225	47,696	—	—	—	95,921
D McGree	71,126	20,728	(30,175)	(3,533)	—	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	—	—	72,653

1	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the “good-leaver” provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.
2	The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his unvested rights.

(C) OTHER TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.

During the year ended 30 June 2011, a company related to Mr Varello was paid US$20,148 for administrative services (2010: US$8,887).

Mr Sukagawa is the representative director for Mitsui & Co. As Mr Sukagawa is employed by Mitsui, his director remuneration is paid directly to Mitsui. During the year ended 30 June 2011, the Group paid A$195,600 to Mitsui for director remuneration for Mr Sukagawa (2010: A$119,533).

NOTE 26 – REMUNERATION OF AUDITORS

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the RAC of the Board in accordance with the Group Independence Policy.

The following fees were paid and payable for services provided by the auditor of the Group, its related practices and non-related audit firms:

	2011 A$’000	2010 A$’000
PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	2,264	2,042
Taxation services	13	30
Other assurance related services	55	499

	2,332	2,571

Related practices of PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	3,032	3,207
Taxation services	294	523
Acquisition due diligence and other	11	86

	3,337	3,816

Total remuneration for PricewaterhouseCoopers	5,669	6,387

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 27 – BUSINESS COMBINATIONS

(A) SUMMARY OF ACQUISITIONS

During the year ended 30 June 2011, the Group acquired the following businesses:

•	In August 2010, the Group purchased the recycling assets and business of Wincanton Recycling Ltd. This e-recycling business has recycling plants at various locations in the United Kingdom.

•	In October 2010, the Group purchased the issued capital of TIC Group India Private Limited. This e-recycling business is located in Delhi, India.

•	In December 2010, the Group purchased the issued capital of Cooper Metals Recycling Limited. This business is a ferrous and non-ferrous scrap processor located in the United Kingdom.

•

In December 2010, the Group purchased certain assets and the business of Crash’s Auto Parts & Sales, Inc. This business is a ferrous and non-ferrous scrap processor located in Utica, New York in the United States.

•

In January 2011, the Group purchased certain assets and the business of Commercial Metal Recycling Services. This business is a ferrous and non-ferrous scrap processor that operates a network of eight yards across Queensland, Australia.

•	In February 2011, the Group purchased the issued capital of Metrade handels GmbH. This e-recycling business is located in Austria.

•

In March 2011, the Group purchased the issued capital of Device ICT Recycling BV, Device Automation Czech, and Device Poland Sp. Zo.o. This e-recycling business has operations in the Netherlands, the Czech Republic and Poland.

•	In April 2011, the Group purchased the issued capital of ergoTrade AG. This e-recycling business has operations in Germany, Hungary and Croatia.

•

In April 2011, the Group purchased certain assets and the business of East Coast Metal Recovery, LLC. This business is a ferrous and non-ferrous scrap processor located in Deptford, New Jersey in the United States.

•

In April 2011, the Group purchased certain assets and the business of Thomas Metals Group, LLC. This business is a ferrous and non-ferrous scrap processor located in Tulsa, Oklahoma in the United States.

•	In May 2011, the Group purchased the issued capital of Dunn Brothers (1995) Limited. This business is a ferrous and non-ferrous scrap processor with various locations throughout the United Kingdom.

Had the above acquisitions occurred on 1 July 2010, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post-acquisition was not significant.

(B) PURCHASE CONSIDERATION AND ASSETS AND LIABILITIES ACQUIRED

Details of the aggregate purchase consideration and cash outflow are as follows:

A$M
Cash paid for current year acquisitions	105.3
Payments for contingent consideration on prior period acquisitions	4.6
Cash acquired	(4.1)

Cash outflow for acquisitions	105.8

Assets and liabilities arising from current year acquisitions are as follows:

FAIR VALUE A$M
Cash	4.1
Trade and other receivables	24.4
Inventories	12.9
Property, plant and equipment (Note 12)	58.9
Deferred tax asset	0.1
Identified intangible assets (Note 14)	6.9
Trade and other payables	(32.3)
Borrowings	(30.1)
Current tax liabilities	(0.3)
Non-current payables	(1.2)
Deferred tax liability	(0.9)

Net assets acquired	42.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Goodwill recognised from current year acquisitions is as follows:

A$M
Total cash consideration	105.3
Less: net assets acquired	(42.5)

Goodwill on acquisition	62.8

The initial accounting for some of the current year acquisitions has only been provisionally determined. The goodwill is attributable to several factors including site locations, synergies existing in the operations acquired, and the assembled workforce, which together, contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.

NOTE 28 – SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

		EQUITY HOLDING %
NAME OF ENTITY	COUNTRY OF INCORPORATION	2011	2010
Sims Metal Management Limited	Australia
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims Tyrecycle Properties Pty Ltd (iii)	Australia	0%	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Simsmetal Properties QLD Pty Limited (formerly Sims Energy Pty Limited)	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Simsmetal Properties NSW Pty Limited (formerly Sims Manufacturing Pty Limited)	Australia	100%	100%
Sims Group Holdings 3 Pty Limited (formerly Simsmetal Executive Staff Superannuation Pty Limited)	Australia	100%	100%
Sims Superannuation Management Pty Limited (iii)	Australia	0%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Simsmetal Staff Equity Pty Limited (iii)	Australia	0%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Recycling Solutions Holding Austria GmbH (ii)	Austria	100%	0%
Sims Recycling Solutions Anteilsverwaltung Austria GmbH (ii)	Austria	100%	0%
Sims metrade GmbH (ii)	Austria	100%	0%
Sims Recycling Solutions NV	Belgium	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Sims Group Canada Holdings Limited	Canada	100%	100%
ErgoTrade d.o.o. (ii)	Croatia	100%	0%
Sims Lifecycle Services s.r.o. (ii)	Czech Republic	100%	0%
Sims Recycling Solutions SARL	France	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Lifecycle Services GmbH (formerly Sims Technorecycle GmBH)	Germany	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Metal Management China Holdings Limited (ii)	Hong Kong	100%	0%
Sims Lifecycle Services Kft (ii)	Hungary	100%	0%
Trishyiraya Recycling India Private Limited	India	100%	100%
TIC Group India Private Limited (ii)	India	100%	0%
Sims Group Mauritius Limited	Mauritius	100%	100%
Mirec BV	Netherlands	100%	100%
Sims Recycling Solutions Coöperatief B.A.	Netherlands	100%	100%
Sims Lifecycle Services BV (ii)	Netherlands	100%	0%
Sims E-Recycling (NZ) Limited	New Zealand	90%	90%
Simsmetal Industries Limited	New Zealand	100%	100%

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 28 – SUBSIDIARIES (CONTINUED)

		EQUITY HOLDING %
NAME OF ENTITY	COUNTRY OF INCORPORATION	2011	2010
PNG Recycling Limited	PNG	100%	100%
Device Polska Sp. z.o.o. (ii)	Poland	100%	0%
Sims Recycling Solutions Africa Pty Ltd	Republic of South Africa	100%	100%
Sims Recycling Solutions Pte. Ltd.	Singapore	100%	100%
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Cooper Metal Recycling Limited (ii)	UK	100%	0%
Dunn Brothers (1995) Limited (ii)	UK	100%	0%
Sims Recycling Solutions Inc.	USA	100%	100%
Sims Recycling Solutions Holdings Inc.	USA	100%	100%
Global Investment Recovery, Incorporated	USA	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co., LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management, Inc.	USA	100%	100%
MM Metal Dynamics Holdings, Inc.	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
TH Properties LLC	USA	100%	100%
Metal Management Midwest, Inc.	USA	100%	100%
CIM Trucking, Inc.	USA	100%	100%
Metal Management Indiana, Inc.	USA	100%	100%
Metal Management Memphis, L.L.C.	USA	100%	100%
Metal Management Ohio, Inc.	USA	100%	100%
SMM – North America Trade Corporation	USA	100%	100%
Metal Management Pittsburgh, Inc.	USA	100%	100%
Metal Management Aerospace, Inc.	USA	100%	100%
Metal Management West Coast Holdings, Inc.	USA	100%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

		EQUITY HOLDING %
NAME OF ENTITY	COUNTRY OF INCORPORATION	2011	2010
Metal Management West, Inc.	USA	100%	100%
Metal Management Arizona, L.L.C.	USA	100%	100%
Proler Southwest GP, Inc.	USA	100%	100%
Metal Management Proler Southwest, Inc.	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama, Inc.	USA	100%	100%
Metal Management Mississippi, Inc.	USA	100%	100%
Naporano Iron & Metal, Inc.	USA	100%	100%
Metal Management Northeast, Inc.	USA	100%	100%
SMM New England Corporation (formerly Metal Management Connecticut, Inc.)	USA	100%	100%
New York Recycling Ventures, Inc.	USA	100%	100%
Metal Management New Haven, Inc.	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures, LLC	USA	100%	100%

(i)	These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.
(ii)	These subsidiaries were acquired or incorporated during the year.
(iii)	These subsidiaries were de-registered during the year

The voting power held in each subsidiary is proportionate to the equity holdings.

Deed of Cross Guarantee (DCG)

Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a DCG under which each Group guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the DCG that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 28 – SUBSIDIARIES (CONTINUED)

Deed of Cross Guarantee (DCG) (continued)

Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained earnings, and a consolidated statement of financial position for the Closed Group.

	2011 A$M	2010 A$M
(i) Condensed income statement
Profit before income tax	49.4	40.6
Income tax expense	(10.8)	(12.5)

Profit after tax	38.6	28.1

(ii) Statement of comprehensive income
Profit after tax	38.6	28.1
Other comprehensive income:
Changes in the fair value of derivatives held as cash flow hedges, net of tax	1.7	(0.7)
Actuarial gain/(loss) on defined benefit plans, net of tax	0.9	(0.6)
Exchange differences on translation of foreign operations, net of tax	(0.4)	(0.9)

Other comprehensive income/(loss) for the year, net of tax	2.2	(2.2)

Total comprehensive income for the year	40.8	25.9

(iii) Summary of movements in retained earnings
Balance at 1 July	154.5	166.2
Transfer to reserves	—	(0.6)
Profit for the year	38.6	28.1
Actuarial gain/(loss) on defined benefit plan, net of tax	0.9	(0.6)
Dividends provided for or paid	(71.5)	(38.6)

Balance at 30 June	122.5	154.5

(iv) Statement of financial position
ASSETS
Current assets
Cash and cash equivalents	16.9	16.5
Trade and other receivables	455.6	385.5
Inventory	136.3	137.4
Other financial assets	3.5	—

Total current assets	612.3	539.4

Non-current assets
Receivables	4.5	2.0
Investments accounted for using the equity method	21.2	19.9
Other financial assets	2,510.9	2,502.7
Property, plant and equipment	118.8	103.0
Deferred tax assets	36.2	22.0
Goodwill	24.7	14.9
Intangible assets	2.5	0.4

Total non-current assets	2,718.8	2,664.9

Total assets	3,331.1	3,204.3

LIABILITIES
Current liabilities
Trade and other payables	237.5	143.1
Other financial liabilities	—	4.0
Current tax liabilities	15.2	25.3
Provisions	16.0	9.7

Total current liabilities	268.7	182.1

Non-current liabilities
Borrowings	28.0	—
Deferred tax liabilities	18.0	9.5
Provisions	2.4	7.0
Retirement benefit obligations	0.9	4.0

Total non-current liabilities	49.3	20.5

Total liabilities	318.0	202.6

Net assets	3,013.1	3,001.7

EQUITY
Contributed equity	2,817.9	2,795.2
Reserves	72.7	52.0
Retained earnings	122.5	154.5

Total equity	3,013.1	3,001.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 29 – INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(A) CARRYING AMOUNTS OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

		OWNERSHIP INTEREST %		CARRYING AMOUNT
NAME OF ASSOCIATE OR JOINTLY CONTROLLED ENTITY	COUNTRY OF INCORPORATION	2011	2010	2011 A$M	2010 A$M
SA Recycling LLC	USA	50	50	259.9	314.3
Metal Management Nashville, LLC	USA	50	50	10.0	14.0
Rondout Iron & Metal LLC	USA	50	50	0.7	0.9
Richmond Steel Recycling Limited	Canada	50	50	18.2	19.8
LMS generation Pty Ltd	Australia	50	50	21.2	19.9
Australia Refined Alloys Pty Limited	Australia	50	50	—	—
ITL Logistics GmbH	Germany	34	—	—	—
Extruded Metals (New Zealand) Limited	New Zealand	33	33	0.3	0.6

				310.3	369.5

(B) MOVEMENTS IN CARRYING AMOUNTS

	2011 A$M	2010 A$M
Balance at 1 July	369.5	400.2
Share of profit before tax	27.1	17.5
Associates’ share of income tax expense	(1.4)	(2.4)
Accretion of deferred gain to equity accounted profit	2.4	2.7
Dividends received	(15.8)	(19.6)
Return of capital from jointly controlled entities	—	(0.4)
Purchase of remaining 50% interest in Port Albany	—	(5.6)
Impairment of investment in Metal Management Nashville LLC	—	(5.7)
Foreign exchange differences	(71.5)	(17.2)

Balance at 30 June	310.3	369.5

(C) SHARE OF ASSOCIATES’ AND JOINTLY CONTROLLED ENTITIES’ PROFIT

Profit before income tax	29.5	14.5
Associates’ share of income tax expense	(1.4)	(2.4)

Profit after income tax recognised in equity accounted investment	28.1	12.1
Jointly controlled entities’ income tax[1]	(10.1)	(2.4)

Associates’ and jointly controlled entities’ profit after tax	18.0	9.7

1	The jointly controlled entities to which this relates are “pass-through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profit and includes this amount as part of its income tax expense. Refer to Note 8.

(D) PORT ALBANY

At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with the revised AASB 3 (IFRS 3) and AASB 127 (IAS 27), the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain in the year ended 30 June 2010 calculated as follows:

A$M
Fair value of 50% interest in Port Albany	14.3
Carrying amount of Port Albany investment	(5.6)

Gain recognised on acquisition	8.7

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 29 – INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)

(E) SUMMARISED FINANCIAL INFORMATION OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

GROUP’S SHARE OF ASSETS AND LIABILITIES	2011 A$M	2010 A$M
Current assets	102.4	104.0
Non-current assets	236.3	289.8

Total assets	338.7	393.8

Current liabilities	32.7	30.0
Non-current liabilities	74.7	100.0

Total liabilities	107.4	130.0

Net assets	231.3	263.8

GROUP’S SHARE OF REVENUE, EXPENSES AND RESULTS	2011 A$M	2010 A$M	2009 A$M
Revenues	774.3	596.3	814.2
Expenses	(747.2)	(578.8)	(756.6)

Profit before income tax	27.1	17.5	57.6

(F) CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.

(G) JOINTLY CONTROLLED OPERATIONS

The Group accounts for its 50% interest in Sims Pacific Metals joint venture under the proportionate consolidation method. Sims Pacific Metals is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.

The Group’s interest in the jointly controlled operation is included in the statement of financial position under the classifications shown below:

	2011 A$M	2010 A$M
Current assets	16.6	17.0
Non-current assets	6.9	6.9

Total assets	23.5	23.9

Current liabilities	17.4	18.9
Non-current liabilities	0.2	0.1

Total liabilities	17.6	19.0

Net assets	5.9	4.9

The Group’s share of the jointly controlled operations’ contingent liabilities and capital expenditure commitments is included in Notes 22 and 23, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 30 – RELATED PARTY TRANSACTIONS

(A) KEY MANAGEMENT PERSONNEL

Disclosures relating to key management personnel are set out in Note 25.

(B) OUTSTANDING LOANS OR BALANCES ARISING FROM TRANSACTIONS WITH RELATED ENTITIES

There were no outstanding loans or balances at the end of the reporting period in relation to transactions with related parties.

(C) TRANSACTIONS WITH RELATED PARTIES

	2011 A$M	2010 A$M
Superannuation contribution to superannuation funds on behalf of employees	20.4	21.0

(D) TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2011 A$M	2010 A$M	2009 A$M
Sales	82.2	85.0	70.7
Purchases	980.6	764.2	1,139.6
Management fees and commissions	2.7	10.7	11.5
Other costs	0.1	0.2	0.4

(E) OUTSTANDING BALANCES ARISING FROM TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2011 A$M	2010 A$M
Current receivables	6.4	4.0
Current payables	39.0	42.1

(F) TERMS AND CONDITIONS

The terms and conditions of the tax funding agreement are set out in Note 8. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 31 – PARENT ENTITY FINANCIAL INFORMATION

The Company was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (“SGAHL”) (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in SGAHL exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by AASB 3 (IFRS 3), Business Combinations at the time, SGAHL was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition. Accordingly, the consolidated financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated financial statements of SGAHL. SGAHL, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.

(A) SUMMARY FINANCIAL INFORMATION

	2011 A$M	2010 A$M
Statement of financial position:
Current assets	53.5	20.4
Total assets	4,285.2	4,252.1

Current liabilities	71.3	75.6
Total liabilities	72.0	77.5

Shareholders’ equity:
Contributed equity	4,138.6	4,115.9
Reserves	71.9	53.7
Retained earnings	2.7	5.0

Total equity	4,213.2	4,174.6

Profit/(loss) for the year	67.6	(1.0)

Total comprehensive income/(loss)	67.6	(1.0)

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a DCG to which the Parent is also a party. Refer to Note 28.

(B) GUARANTEES ENTERED INTO BY THE PARENT ENTITY

The Parent has not provided financial guarantees for which a liability has been recognised in the Parent’s statement of financial position.

The Company and certain of its subsidiaries have given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Company as at 30 June 2011 and 2010 were A$60.1 million and A$39.9 million, respectively

On 31 March 2011, the Company provided a guarantee for its proportional share of a lease obligation of a jointly controlled entity of the Group. The Company’s proportional amount of the lease obligation remaining as at 30 June 2011 was A$16.1 million.

The Company is party to a number of financing facilities and a Deed of Cross Guarantee under which it guarantees the debts of a number of its subsidiaries. Refer to Notes 16 and 28 for details.

(C) LEASE COMMITMENTS

	2011 A$M	2010 A$M
Not later than one-year	1.7	2.1
Later than one-year, but not later than three-years	3.4	4.3
Later than three-years, but not later than five-years	3.6	4.4
Later than five-years	38.8	51.2

Total lease commitments not recognised as liabilities	47.5	62.0

On 29 May 2009, the Company entered into a lease agreement for property in the United States. The property is being sub-leased to a Group subsidiary in the United States.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

NOTE 32 – CASH FLOW INFORMATION

(A) RECONCILIATION OF CASH

Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	2011 A$M	2010 A$M
Cash at bank and on hand	165.5	132.2
Short-term deposits	—	0.1

Cash and cash equivalents	165.5	132.3

The carrying amount of the Group’s cash and cash equivalents is assumed to approximate its fair value.

(B) RECONCILIATION OF PROFIT/(LOSS) FOR THE YEAR TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

	2011 A$M	2010 A$M	2009 A$M
Profit/(loss) for the year	192.1	126.7	(150.3)
Depreciation and amortisation	130.6	143.9	170.8
Unrealised (gain)/loss on held for trading derivatives	(1.2)	(3.7)	10.3
Impairment of goodwill	—	—	191.1
Impairment of property, plant and equipment	—	14.5	10.0
Impairment of intangible assets	—	0.9	—
Net gain on disposal of non-current assets	(1.3)	(3.0)	(0.9)
Loss on sale of subsidiaries	—	—	2.6
Share-based payments	15.7	16.9	9.3
Gain on sale of other financial assets	(11.0)	—	—
Non-cash pension expense	1.0	1.5	1.6
Non-cash compensation	—	—	0.8
Negative goodwill recognised on acquisition	—	—	(0.4)
Equity accounted profit net of dividends received	(13.7)	5.1	(16.7)
Gain on acquisition of Port Albany Ventures LLC	—	(8.7)	—
Other	0.8	(0.3)	0.2

Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
(Increase)/decrease in trade and other receivables	(91.9)	(240.7)	492.8
(Increase)/decrease in inventories	(322.7)	(339.6)	543.4
(Increase)/decrease in prepayments	(3.7)	(2.8)	1.7
Increase/(decrease) in provisions	12.4	(7.7)	(10.2)
Increase/(decrease) in income taxes	13.4	106.8	(194.8)
(Decrease)/increase in deferred taxes	(22.4)	(11.1)	38.8
Increase/(decrease) in trade and other payables	260.5	153.8	(545.7)

Net cash inflow/(outflow) from operating activities	158.6	(47.5)	554.4

(C) NON-CASH INVESTING AND FINANCING ACTIVITIES

(i)	During the year ended 30 June 2011, dividends of A$19.1 million (2010: A$9.2 million; 2009: A$26.6 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 21.

(ii)	During the year ended 30 June 2011, proceeds from the sale of land of A$5.6 million had not been received in cash at the end of the reporting period.

NOTE 33 – EVENTS OCCURRING AFTER THE REPORTING PERIOD

In July 2011, the Group purchased certain assets and the business of Goldman Metals, Inc. This business is a ferrous and non-ferrous scrap processor located in New Bern, North Carolina in the United States. The purchase price was not material to the Group.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	119

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a)	The financial statements and notes set out on pages 60 to 119 are in accordance with the Corporations Act 2001, including:

i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the financial year ended on that date, and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 28 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in Note 28.

Note 1(b) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the Group Chief Executive Officer and the Group Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	Sydney
25 August 2011	26 August 2011

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Sims Metal Management Limited (the company), which comprises the statement of financial position as at 30 June 2011, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Sims Metal Management Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL REPORT

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1(b), the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

INDEPENDENCE

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

DX 77 Sydney, Australia

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	121

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED

AUDITOR’S OPINION

In our opinion:

(a)	the financial report of Sims Metal Management Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1(b)

REPORT ON THE REMUNERATION REPORT

We have audited the remuneration report included in pages 40 to 59 of the directors’ report for the year ended 30 June 2011. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

AUDITOR’S OPINION

In our opinion, the remuneration report of Sims Metal Management Limited for the year ended 30 June 2011, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers	Andrew J Parker Sydney Partner 26 August 2011

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Sims Metal Management Limited for the year ended 30 June 2011, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker

Partner

Sydney

26 August 2011

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

DX 77 Sydney, Australia

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

ANNUAL FINANCIAL REPORT

EXTRACTS PRESENTED IN US DOLLARS

ANNUAL FINANCIAL REPORT EXTRACTS PRESENTED IN US DOLLARS

The audited financial statements of the Group presented in Australian dollars (“A$”) are included in pages 60 to 119. On pages 124 to 126, extracts from the audited financial statements are presented in US dollars (“US”). This information does not form the part of the audited financial statements. The translation from A$ to US$ is included solely for the convenience of the reader. The financial statements as at and for the year ended 30 June 2011 have been translated into US$ at US $1.00 = A$0.9312 based on the closing exchange rate published by the Reserve Bank of Australia.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	123

CONSOLIDATED US$ INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2011

2011 US$M
Revenue	9,507.1

Other income	45.6
Raw materials used and changes in inventories	(7,187.8)
Freight expense	(767.9)
Employee benefits expense	(440.0)
Depreciation and amortisation expense	(140.3)
Repairs and maintenance expense	(132.6)
Other expenses	(589.0)
Finance costs	(29.1)
Share of pre-tax profit of investments accounted for using the equity method	31.7

Profit before income tax	297.7

Income tax expense	(91.4)

Profit for the year	206.3

US¢
Earnings per share:
Basic	100.8
Diluted	100.2

CONSOLIDATED US$ STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2011

2011 US$M
ASSETS
Current assets
Cash and cash equivalents	177.7
Trade and other receivables	651.5
Inventory	1,050.8
Other financial assets	17.0

Total current assets	1,897.0

Non-current assets
Receivables	10.3
Investments accounted for using the equity method	333.2
Other financial assets	2.9
Property, plant and equipment	929.5
Retirement benefit assets	1.0
Deferred tax assets	106.7
Goodwill	1,061.8
Other intangible assets	146.3

Total non-current assets	2,591.7

Total assets	4,488.7

LIABILITIES
Current liabilities
Trade and other payables	802.5
Borrowings	0.5
Other financial liabilities	6.2
Current tax liabilities	35.0
Provisions	40.0

Total current liabilities	884.2

Non-current liabilities
Payables	4.0
Borrowings	312.7
Deferred tax liabilities	128.4
Provisions	20.0
Retirement benefit obligations	3.1

Total non-current liabilities	468.2

Total liabilities	1,352.4

Net assets	3,136.3

EQUITY
Contributed equity	3,026.1
Reserves	(479.3)
Retained earnings	589.5

Total equity	3,136.3

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	125

CONSOLIDATED US$ CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2011

2011 US$M
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	9,424.5
Payments to suppliers and employees (inclusive of goods and services tax)	(9,197.1)
Interest received	3.4
Interest paid	(23.5)
Dividends from associates and jointly controlled entities	17.0
Insurance recoveries	8.2
Income taxes paid	(62.2)

Net cash inflow from operating activities	170.3

Cash flows from investing activities
Payments for property, plant and equipment	(153.4)
Payments for acquisition of subsidiaries, net of cash acquired	(113.6)
Payments for other financial assets	(30.4)
Proceeds from sale of other financial assets	58.8
Proceeds from sale of property, plant and equipment	4.2
Loan to a third party	(11.0)
Proceeds from repayment on a third party loan	3.5

Net cash outflow from investing activities	(241.9)

Cash flows from financing activities
Proceeds from borrowings	3,412.5
Repayment of borrowings	(3,219.3)
Fees paid for loan facilities	(7.4)
Proceeds from issue of shares	3.9
Dividends paid	(56.3)

Net cash inflow from financing activities	133.4

Net increase in cash and cash equivalents	61.8

Cash and cash equivalents at the beginning of the financial year	142.1
Effects of exchange rate changes on cash and cash equivalents	(26.2)

Cash and cash equivalents at the end of the financial year	177.7

SHAREHOLDER INFORMATION

AS AT 1 SEPTEMBER 2011

EQUITY SECURITIES

SUBSTANTIAL SHAREHOLDERS

	NUMBER HELD	%
Mitsui Raw Materials Developments Pty Limited	36,151,787	17.60
IOOF Holdings Limited	14,570,156	7.09
Legg Mason Asset Management Limited
– American Depositary Shares	11,856,011	5.77
– Ordinary	518,022	0.25

ORDINARY SHARES

Distribution of ordinary share holdings

RANGE	HOLDERS
1–1,000	9,958
1,001–5,000	7,942
5,001–10,000	936
10,001–100,000	402
100,001–and over	40

Total	19,278

There were 768 holders of less than a marketable parcel of shares.

Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and upon a poll each share shall have one vote.

PERFORMANCE RIGHTS/RESTRICTED SHARE UNITS

Distribution of performance rights/restricted share units holdings

RANGE	HOLDERS
1–1,000	31
1,001–5,000	86
5,001–10,000	37
10,001–100,000	32
100,001–and over	3

Total	189

A total of 2,108,925 performance rights and restricted share units to take up ordinary shares or American Depositary Shares are issued under the Sims Metal Management Limited Long Term Incentive Plan, the former Sims Metal Management Limited Long Term Incentive Plan, and individual contracts, held by 189 holders.

The performance rights and restricted share units do not have any voting rights.

OPTIONS

Distribution of options holdings

RANGE	HOLDERS
1–1,000	3
1,001–5,000	41
5,001–10,000	34
10,001–100,000	73
100,001–and over	7

Total	158

A total of 3,433,988 options to take up ordinary shares or American Depositary Shares are issued under the Sims Metal Management Limited Long Term Incentive Plan, held by 156 holders.

A total of 615,000 options to take up ordinary shares or American Depositary Shares are issued under the former Metal Management, Inc. 2002 Incentive Plan, held by 3 holders.

The options do not have any voting rights.

SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2011	127

TWENTY LARGEST SHAREHOLDERS

			NO. OF SHARES	% HELD
1.	NATIONAL NOMINEES LIMITED	GPO BOX 1406, MELBOURNE VIC, 3001	47,279,040	23.02
2.	MITSUI RAW MATERIALS DEVELOPMENT PTY LIMITED	LEVEL 46 GATEWAY, 1 MACQUARIE PLACE, SYDNEY NSW, 2000	33,486,787	16.30
3.	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7, ROYAL EXCHANGE NSW, 1225	26,782,453	13.04
4.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	GPO BOX 5302, SYDNEY NSW, 2001	23,431,919	11.41
5.	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G, MELBOURNE VIC, 3001	10,369,913	5.05
6.	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	LOCKED BAG 20049, MELBOURNE VIC, 3001	3,870,493	1.88
7.	COGENT NOMINEES PTY LIMITED	PO BOX R209, ROYAL EXCHANGE NSW, 1225	3,835,987	1.87
8.	HUGO NEU CORPORATION	120 FIFTH AVENUE 6TH FLOOR, NEW YORK NY 10011, UNITED STATES OF AMERICA	3,617,566	1.76
9.	AMP LIFE LIMITED	PO BOX R209, ROYAL EXCHANGE NSW, 1225	2,105,757	1.03
10.	QUEENSLAND INVESTMENT CORPORATION	C/- NATIONAL NOMINEES LIMITED, GPO BOX 2242, BRISBANE QLD, 4001	1,794,767	0.87
11.	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 18 A/C>	GPO BOX 764G, MELBOURNE VIC, 3001	945,802	0.46
12.	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	PO BOX R209, ROYAL EXCHANGE NSW, 1225	916,648	0.45
13.	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <GSAM A/C>	GPO BOX 5430, SYDNEY NSW, 2000	869,406	0.42
14.	MILTON CORPORATION LIMITED	PO BOX R1836, ROYAL EXCHANGE NSW, 1225	793,037	0.39
15.	CITICORP NOMINEES PTY LIMITED <COLONIAL FIRST STATE INV A/C>	GPO BOX 764G, MELBOURNE VIC, 3001	704,362	0.34
16.	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	GPO BOX 1257L, MELBOURNE VIC, 3001	704,168	0.34
17.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	GPO BOX 5302, SYDNEY NSW, 2001	586,862	0.29
18.	KONANN PTY LIMITED <PETER WHITE FAMILY A/C NO 2>	PO BOX 649, BERWICK VIC, 3806	541,692	0.26
19.	WARBONT NOMINEES PTY LTD <ACCUMULATION ENTREPOT A/C>	PO BOX 4151, SYDNEY NSW, 2001	482,443	0.23
20.	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 17 A/C>	GPO BOX 764G, MELBOURNE VIC, 3001	477,695	0.23

			163,596,797	79.64

FIVE YEAR TREND SUMMARY

		2011	2010	2009	2008 RESTATED	2007 RESTATED
Revenue	A$m	8,852.9	7,458.5	8,641.0	7,670.5	5,550.9
Profit/(loss) before income tax	A$m	301.1	208.1	(102.9)	692.1	384.9
Net interest expense	A$m	(23.9)	(13.6)	(19.3)	(31.5)	(28.0)
Tax expense	A$m	(85.1)	(67.8)	(28.1)	(220.5)	(117.0)
Profit/(loss) after tax	A$m	192.1	126.7	(150.3)	440.1	239.9
Net cash flows from operations	A$m	158.6	(47.5)	554.4	247.5	335.5
Earnings/(loss) per share - diluted	A¢	93.3	64.5	(82.5)	306.3	191.0
Dividends per share	A¢	47.0	33.0	38.0	130.0	120.0
Return on shareholders’ equity		6.6%	3.9%	-5.3%	15.5%	20.5%
Current ratio (to 1)		2.15	2.22	1.71	1.64	1.68
Gearing ratio		4.1%	0.0%	3.6%	8.5%	18.7%
Net tangible asset backing per share	A$	8.74	9.48	8.09	7.93	4.34

CORPORATE DIRECTORY

SECURITIES EXCHANGE LISTING

The Company’s ordinary shares are quoted on the Australian Securities Exchange under the ASX Code ‘SGM’.

The Company’s American Depositary Shares (ADSs) are quoted on the New York Stock Exchange under the symbol ‘SMS’. The Company has a Level II ADS program, and the Depositary is the Bank of New York Mellon Corporation. ADSs trade under cusip number 829160100 with each ADS representing one (1) ordinary share. Further information and investor enquiries on ADSs may be directed to:

BNY Mellon Shareowner Services

P.O. Box 358516

Pittsburgh, PA 15252-8516

Telephone: (1 888) BNY ADRS

Email: shrrelations@bnymellon.com

REGISTERED OFFICE

Sir Joseph Banks Corporate Park

Suite 3, Level 2

32–34 Lord Street Botany NSW 2019

Telephone: (02) 8113 1600

HEAD OFFICE AND PRINCIPAL ADMINISTRATIVE OFFICE

325 N. LaSalle Street,

Suite 550

Chicago, IL USA 60654

Telephone: (1 312) 645 0700

SHAREHOLDER ENQUIRIES

Enquiries from investors regarding their share holdings should be directed to:

Computershare Investor Services Pty Limited

Level 4

60 Carrington Street

Sydney NSW 2000

Postal Address:

GPO Box 2975

Melbourne VIC 3001

Telephone: 1300 855 080

Facsimile: (03) 9473 2500

COMPANY SECRETARIES

Frank Moratti

Scott Miller

AUDITORS

PricewaterhouseCoopers

Darling Park Tower 2

201 Sussex Street

Sydney NSW 1171

For more up-to-the-minute investor relations, visit www.simsmm.com

PHOTOGRAPHY (COVER AND INSIDE COVER): MORGAN BROWN	PRECINCT.COM.AU